     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000


                                                      REGISTRATION NO. 333-31996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                             ---------------------

                           PACKARD BIOSCIENCE COMPANY
             (Exact name of Registrant as specified in its charter)

              DELAWARE                                3826                               06-0676652
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)              Identification Number)

                              800 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
                                 (203) 238-2351
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 BEN D. KAPLAN
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           PACKARD BIOSCIENCE COMPANY
                              800 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
                                 (203) 238-2351
 (Name, address, including zip code, and telephone number, including area code, of agent for services)
                         ------------------------------

                                   COPIES TO:

               ANDREW R. BROWNSTEIN, ESQ.                                ROHAN S. WEERASINGHE, ESQ.
             WACHTELL, LIPTON, ROSEN & KATZ                                 SHEARMAN & STERLING
                  51 WEST 52ND STREET                                       599 LEXINGTON AVENUE
                NEW YORK, NY 10019-6150                                      NEW YORK, NY 10022
                     (212) 403-1000                                            (212) 848-4000

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE


                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF              AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
      SECURITIES TO BE REGISTERED           REGISTERED(1)           UNIT(2)            PRICE(1)(2)      REGISTRATION FEE(3)
Common stock, par value $.002 per
  share................................      13,800,000               $18             $248,400,000            $4,858


(1) Includes shares of Common Stock that may be sold pursuant to the Underwriters' over-allotment options, if any, and any shares offered and sold outside the U.S. in transactions that are not subject to registration under the Securities Act of 1933 but then may be resold from time to time in the U.S. in transactions subject to registration under the Securities Act. Offers and sales of shares outside the U.S. are being made pursuant to Regulation S under the Securities Act and are not covered by this Registration Statement.


(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.



(3) Previously paid $60,720 on March 8, 2000.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN JURISDICTIONS WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                  PRELIMINARY PROSPECTUS DATED MARCH 23, 2000


PROSPECTUS


                               12,000,000 SHARES



                           [PACKARD BIOSCIENCE LOGO]


                                  COMMON STOCK

                               ------------------


    This is Packard BioScience Company's initial public offering. Packard BioScience Company is selling all of the shares. The U.S. underwriters are offering 9,600,000 shares in the U.S. and Canada and the international managers are offering 2,400,000 shares outside the U.S. and Canada.



    We expect the public offering price to be between $16.00 and $18.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "PBSC."


    INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                            ------------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Public offering price.......................................  $           $

Underwriting discount.......................................  $           $

Proceeds, before expenses, to Packard BioScience Company....  $           $


    The U.S. underwriters may also purchase up to an additional 1,440,000 shares from Packard BioScience Company and certain stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 360,000 shares from Packard BioScience Company and certain stockholders.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about             , 2000.

                            ------------------------

MERRILL LYNCH & CO.

          CHASE H&Q

                    ROBERT W. BAIRD & CO.

                               BANC OF AMERICA SECURITIES LLC

                                         THOMAS WEISEL PARTNERS LLC

                            ------------------------

               The date of this prospectus is             , 2000.

[PACKARD LOGO]



[Picture--Caption: Packard Instrument Company provides
                   expertise in liquid handling from micro well plates to microarrays.]



[Picture--Caption: Packard recently introduced the new
                   ALPHA-based platform for miniaturization in drug discovery.]



[Picture--Caption: Packard systems are used in the
                   automation of the Human Genome Project
                   at the Whitehead Institute for Biomedical
                   Research in Cambridge, MA.]



[Picture--Caption: Packard's MultiPROBE II automated liquid handling system has patented tip technology for micro volume ranges and can be integrated with other automated robotic processing systems and micro well plate handlers to enhance high throughput capacity.]

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      6
Use of Proceeds.............................................     15
Dividend Policy.............................................     15
Capitalization..............................................     16
Dilution....................................................     17
Selected Historical Consolidated Financial Data.............     18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     19
Business....................................................     29
Management..................................................     62
Related Party Transactions..................................     74
Security Ownership by Management and Principal
  Stockholders..............................................     75
Description of Capital Stock................................     78
Description of Indebtedness.................................     80
Shares Eligible for Future Sale.............................     82
Material United States Federal Tax Considerations for
  Non-U.S. Holders..........................................     84
Underwriting................................................     87
Legal Matters...............................................     91
Experts.....................................................     91
Where You Can Find Additional Information...................     91
Index to Consolidated Financial Statements..................    F-1


                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                            ------------------------

    Unless otherwise indicated, all information in this prospectus reflects:


    - a 5 for 1 split of our common stock effective as of March 21, 2000; and



    - the filing of an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on March 21, 2000.


                            ------------------------


    Packard, HTRF, TopCount, InstantImager, MultiPROBE, FlashPlate, Discovery, PlateTrak, Cyclone (in the EU only) and LucLite are registered trademarks and ALPHA, AlphaQuest and Biochip Arrayer are trademarks of Packard BioScience Company or its subsidiaries.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES.

                           PACKARD BIOSCIENCE COMPANY

    We are a leading global developer, manufacturer and marketer of instruments and related consumables and services for use in the life sciences research and nuclear industries. Our broad technology portfolio and our experience in working in more than 60 countries with market-leading customers have allowed us to establish a worldwide leadership position in many of our primary product categories, with well-recognized brand names and a reputation for high-quality, reliable instruments. For the year ended December 31, 1999, we generated total revenues of $264.9 million.

    We are primarily focused on the rapidly growing areas of drug discovery, genomics and biochip analysis. We are continuing to develop integrated platforms built on our wide range of technologies and instrumentation. These platforms are designed to support the industrialization of drug discovery by bringing the benefits of miniaturization, automation and ultra-high throughput analysis to these areas. Today, we believe we provide the most comprehensive integrated solutions for drug screening applications that allow our customers to increase speed, reduce cost, improve data accuracy and enhance productivity. We intend to build upon our drug screening foundation by expanding on our evolving genomics, biochip and microarray platforms.

PACKARD INSTRUMENT

    Through Packard Instrument, we are a leading company in laboratory automation and have developed scalable platforms built on our worldwide leadership in the manufacturing and marketing of bioanalytical instruments for use in the life sciences research industry. Pharmaceutical and biotechnology companies have recognized that in order to advance the drug discovery process, significantly greater investments in genomics research and advanced drug screening at high throughput rates are required. Industry experts predict that in the year 2000, the life sciences research industry will spend more than $80 billion on drug discovery research and development. Meeting this growing demand with integrated, multitechnology, scalable solutions that span the drug discovery process is a key element of our growth strategy.

    Whereas many technology companies offer a solution for one individual component of the broader drug discovery process, we are incorporating numerous proven technologies into our product offerings so that the entire process can operate with greater efficiency. Our approach is aimed at total integration of our technologies, which were developed to eliminate present-day shortcomings from the drug discovery process. These shortcomings result from insufficient speed of analysis due to lack of integrated automation in moving samples through the process, limitations on the ability to miniaturize assays and the high cost of failures late in the drug development process. Our solutions address these shortcomings with features such as miniaturization, automation and ultra-high throughput. In addition, the development of our genomics analysis, biochip and microarray platforms will complement our well-established drug screening platform.


    Our rich portfolio of proprietary technologies is embodied in our products, consumables and services. We own approximately 50 U.S. and foreign patents and have over 30 patent applications pending in the United States and abroad. According to a recent independent market study, Packard provides the broadest range of products and services to the pharmaceutical drug screening industry. Packard's primary products include:

    - microwell plate readers;

    - imaging systems;

    - automated liquid handling systems;

    - laboratory robotics;

    - bioanalytical spectrometers; and

    - biochemicals and related supplies.

    We intend to expand upon our leadership position in supporting drug screening with further commercialization of our technologies, products and platforms. As part of our strategy we plan to:

    - continue the development of new and existing proprietary technologies for integrated drug screening, genomics and biochip analysis platforms;

    - accelerate investments in technologies associated with our products and services through research and development and collaborations;

    - leverage our high brand recognition, strong market presence and well-developed sales and marketing infrastructure to commercialize new platform technologies; and

    - expand our recurring revenue stream through sales of consumables, outsourcing and other services.


    We have strong long-term relationships with a broad customer base that includes substantially all of the 50 largest pharmaceutical and biotechnology companies. We also have one of the largest installed bases in the life sciences research industry with over 25,000 instruments. Our broad and well-developed customer relationships and extensive installed base not only allow us to generate a recurring revenue stream from services and sales of related consumables, but also provide us with customer insights that are invaluable for the development and commercialization of new products and technologies. Through Packard's worldwide sales, marketing and service organization of approximately 400 individuals, we distribute our instruments and other products and provide services to many of the leading pharmaceutical, biotechnology and agrochemical companies, as well as to prominent academic, government and medical laboratories.


    For the year ended December 31, 1999, Packard generated revenues of $158.9 million or 60% of our total revenues.

CANBERRA INDUSTRIES

    Through Canberra Industries, we are the worldwide leader in analytical instruments and systems used to detect, identify, quantify and monitor radioactive materials for the nuclear industry and related markets. Our thirty-five year history and what we believe to be the largest installed base in the nuclear instrument industry provide us strong brand recognition and a recurring stream of service revenues through an extensive worldwide distribution and support network. Our primary products and services include:

    - hardware and software for the detection, analysis and containment of nuclear materials; and

    - services related to the analysis of nuclear materials, including measurement, expert data review, site management and consulting services, and after-sale support, service and applications training.

    We enjoy close, long-term relationships with key customers that have resulted in the development of a number of our new technologies and products. We serve government institutions such as the U.S. Department of Energy, utilities, research laboratories, commercial analytical laboratories and local, national and international regulatory agencies such as the International Atomic Energy Agency. In addition, Canberra has leveraged its reputation for well-documented quality systems into areas that require high levels of quality assurance. For example, Canberra is the only company qualified to assay nuclear waste for shipment to the Waste Isolation Pilot Plant under the waste acceptance criteria established by the U.S. Department of Energy.


    Canberra has more recently focused on the development of the infrastructure, technical resources and support services necessary to meet the opportunities in the emerging areas of environmental restoration and waste management. Based on our experience and expertise in developing sophisticated nuclear instrumentation and years of working with customers in the environmental restoration and waste management fields, we are well positioned to offer environmental cleanup services with proven solutions and experienced personnel. The U.S. Department of Energy alone has budgeted $6.3 billion in the current fiscal year to spend on programs for cleaning up sites that were used for the production of nuclear materials for weapons. During the 1990's, the U.S. Department of Energy negotiated cleanup agreements with the states in which some of the largest and most contaminated sites are located. These agreements call for aggressive cleanup schedules and impose fines as high as $60,000 per day if the schedules are not met. We believe that more tasks are being privatized each year. This outsourcing provides growth opportunities for commercial measurement services providers such as Canberra. In addition, we believe that remediation in the nuclear power industry, both domestically and internationally, will provide significant additional opportunities for growth.

    As part of our business strategy, we intend to:

    - use core technologies and applications expertise to maximize the opportunity presented by the worldwide nuclear cleanup;

    - leverage brand recognition, market presence and infrastructure to generate higher value business from our existing customer base; and

    - develop safeguards applications to address emerging opportunities in the areas of environmental restoration, waste management and nuclear weapons stewardship.

    For the year ended December 31, 1999, Canberra generated revenues of $106.0 million or 40% of our total revenues.

                            ------------------------

    Our principal executive offices are located at 800 Research Parkway, Meriden, Connecticut 06450. Our telephone number is (203) 238-2351.

                                  THE OFFERING

Common stock offered by Packard BioScience Company:


U.S. offering...................................  9,600,000 shares
International offering..........................  2,400,000 shares
      Total.....................................  12,000,000 shares
Shares outstanding after the offering...........  59,414,125 shares

Use of proceeds.................................  We estimate that net proceeds from this offering, without giving effect to the exercise of the
                                                  underwriters' over-allotment options, will be
                                                  approximately $187.3 million. We intend to use
                                                  these net proceeds:
                                                  - to reduce outstanding indebtedness under our
                                                  senior credit facility;
                                                  - to make open-market purchases from time to time
                                                  of our 9 3/8% senior subordinated notes due 2007,
                                                    if available on terms acceptable to us;
                                                  - to increase spending associated with research and
                                                    development, new product development, enhancement
                                                    of existing products and strategic collaborations
                                                    and aquisitions; and
                                                  - for general corporate purposes.
                                                  Our use of proceeds is more fully described under
                                                  "Use of Proceeds."

Risk factors....................................  See "Risk Factors" and other information included in this prospectus for a discussion of factors you
                                                  should carefully consider before deciding to invest
                                                  in shares of the common stock.

Nasdaq National Market symbol...................  "PBSC"


    The number of shares outstanding after the offering excludes:


    - 8,218,495 shares of common stock issuable upon exercise of outstanding options granted to our directors, officers, employees and consultants under our existing stock option plans;



    - 7,000,000 shares of common stock reserved for issuance under the stock incentive, non-employee director compensation and employee stock purchase plans we intend to adopt in connection with the offering, as described under "Management"; and



    - up to 1,800,000 additional shares of common stock the underwriters may purchase in the offering pursuant to their over-allotment options. We and certain of our stockholders not selling shares in the offering have granted options to the underwriters to purchase up to 1,800,000 additional shares at the public offering price less the underwriting discount. If the underwriters' over-allotment options are exercised in full, we will issue and sell an additional 1,522,200 shares and certain of our stockholders will sell 277,800 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth our summary historical consolidated financial data for the periods ended and as of the dates indicated. The summary historical consolidated financial data as of December 31, 1999 and for the years ended December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for the years ended December 31, 1995 and 1996 are derived from our audited consolidated financial statements that are not included in this prospectus. This information should be read in conjunction with the consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.


                                                               YEARS ENDED DECEMBER 31,
                                           ----------------------------------------------------------------
                                              1995          1996          1997         1998         1999
                                           -----------   -----------   ----------   ----------   ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING STATEMENT DATA:
Revenues.................................     $169,114      $184,018     $184,113     $228,164     $264,892
Gross profit (1).........................       87,637        97,669       96,120      114,645      121,240
Income from operations (2)...............       25,901        30,150        4,356       22,773       28,980
Net income (loss) (3)....................       14,605        19,236      (18,755)       1,905         (198)
Weighted average diluted shares
  outstanding (4)........................      129,412       125,697       62,318       47,683       45,803
Diluted earnings (loss) per share (4)....        $0.11         $0.15       ($0.30)       $0.04        $0.00
Dividends declared and paid per share....         0.03          0.04           --           --           --



                                                                AS OF DECEMBER 31, 1999
                                                              ----------------------------
                                                                            AS ADJUSTED
                                                               ACTUAL     FOR OFFERING (5)
                                                              ---------   ----------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   7,576       $149,086
Working capital.............................................     38,565        180,475
Total assets................................................    205,995        346,628
Long-term debt, less current portion........................    225,731        180,341
Stockholders' equity (deficit)..............................   (107,890)        78,533


--------------------------

(1) Includes the following:

    - the expensing of fair market value adjustments associated with acquired inventories totaling $0.8 million in 1997, $1.5 million in 1998 and $1.0 million in 1999; and

    - a $2.7 million charge in 1999 in connection with modifying an existing license agreement and terminating the production of an OEM clinical product.

(2) Includes the items in (1) above and the following:

    - charges totaling $0.8 million in 1996 and $18.4 million in 1997, associated with our 1997 recapitalization;

    - charges in 1998 of $6.1 million for purchased in-process research and development and $12.1 million to settle a litigation, including legal fees, and a gain in 1998 of $10.8 million we recognized in connection with the sale of our gas generation product line; and

    - a compensation charge of $1.8 million in 1999 associated with the 1999 vesting of stock options granted to certain of our employees.

(3) Includes a $3.2 million gain recognized in 1998 on the sale of equity securities.


(4) Based upon the average shares outstanding during each period presented, including the impact of outstanding options, except when such options are anti-dilutive.



(5) Reflects the use of proceeds from this offering as described under "Use of Proceeds," including the write-off of net deferred financing costs of $0.9 million.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION.

WE EXPECT TO ENCOUNTER INTENSE COMPETITION IN THE MARKETS WE TARGET. THIS COMPETITION COULD RENDER OUR PRODUCTS OBSOLETE OR SUBSTANTIALLY LIMIT THE VOLUME OF PRODUCTS THAT WE SELL.

    LIFE SCIENCES INDUSTRY

    The life sciences research industry is highly competitive, and we encounter competition from several manufacturers in both domestic and foreign markets. Some of our competitors, such as Bio-Tek Instruments, Inc. and Hamilton Company, compete with us in one of our product lines. Others, such as PE Biosystems, Amersham Pharmacia Biotech AB, Tecan AG, PerkinElmer, Inc. (formerly
EG&G, Inc.), Thermo Bioanalysis Corporation and Beckman Coulter, Inc. compete with us in a number of our product lines. In addition, we have various competitors that are focusing on the areas that are being addressed by our integrated platforms. The principal competitors in these areas are, in alphabetical order:

    - for drug screening systems: Aurora Biosciences Corporation, Carl Zeiss Jena GmbH, Cellomics, Inc., CyBio AG, Evotec BioSystems AG, IGEN International Inc., LJL BioSystems, Inc. and Molecular
      Devices Corporation;

    - for integrated genomics systems: Agilent Technologies, Inc., Caliper Technologies Corporation, Orchid Biocomputer, QIAGEN NV and Sequenom, Inc.; and

    - for biochips and microarray products: Affymetrix, Inc., Gene Logic, Inc., Hyseq, Inc., Illumina, Inc. and Nanogen, Inc.


    Some competitors are significantly larger and have greater resources than we do. Companies that, like us, design, manufacture and market analytical instruments for use in the life sciences research industry, face competition in these areas from genomic, pharmaceutical, biotechnology and diagnostic companies, and also from academic and research institutions and government or other publicly-funded agencies, both in the United States and abroad. We may not be able to compete effectively with all of these competitors.


    We believe that competition within the markets we serve is primarily driven by the need for innovative products that address the needs of customers. We attempt to counter competition by seeking to develop differentiated new products and provide quality products and services that meet customers' needs. We cannot assure you, however, that we will be able to successfully develop new products or that our existing or new products and services will adequately meet our customers' needs. For example, if demand for biochips grows rapidly, our production capabilities may be inadequate to meet such high demand. We compete primarily on the basis of:


    - technology and innovation;


    - quality, features, price and performance of our products; and

    - service and applications support.


    Rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition, and frequent new product and service introductions characterize the markets for our products. To remain competitive, we will be required to develop new products and periodically enhance our existing products in a timely manner. We are facing increased competition as new companies enter the market with new technologies that compete, or will compete, with our products and future products. We cannot assure you that one or more of our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or future products, or that would render our technologies and products obsolete or uneconomical. Our future success will depend in large part on our ability to maintain a competitive position with respect to our current and future technologies, which we may not be able to do. In addition, delays in the launch of our new products may result in decreased revenues from sales of instruments, together with related sales of biochemicals, other consumables and services, during the period of the delay. Such delays may also result in decreased revenues in subsequent periods due to the longer period needed to establish an installed base and any loss of market share due to our customers' purchases of competitors' products during the delay.


    NUCLEAR INDUSTRY

    The nuclear industry is highly competitive and we encounter competition from a number of large domestic and foreign manufacturers, as well as from governmental entities. For example, commercial competitors such as PerkinElmer, Inc. and Eurisys Mesures, and the U.S. Department of Energy, compete with us in a number of our product lines. Canberra competes principally on the basis of:

    - applications expertise;

    - quality, product reliability, performance and price; and

    - service and support.

    The nuclear instrumentation market is a very mature and stable market in which we encounter competition and expect to continue to encounter competition. Although the industry remains fragmented, there has been a recent trend toward consolidation among the suppliers of instrumentation. This may lead to a smaller number of larger suppliers with greater resources to compete with us. We cannot assure you that the competitive environment in which we operate will not change significantly in the future or that we will remain competitive in the current environment or any future, altered environment.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO SUCCESSFULLY INTRODUCE NEW PRODUCTS AND PLATFORMS AND EXPAND THE RANGE OF APPLICATIONS FOR OUR CURRENT PRODUCTS.

    We intend to develop and commercialize new technologies to meet customers' expanding needs and demands. Our new technology platforms require state-of-the-art or even pioneering know-how in the areas of biochemistry, fluidics and physics. Our revenue growth will depend on overcoming various technological challenges to successfully introduce new products and platforms into the marketplace. Market acceptance of these new products and platforms will depend on many factors, including demonstrating to existing and potential customers that our technologies are superior to other technologies and products that are available now or may become available in the future. For example, there are a variety of approaches to the fabrication of biochips and our design may not be the most widely accepted. If our new products or platforms do not gain market acceptance, it could materially adversely affect our business, financial condition, results of operations and future growth prospects.

    In addition, we must continue to develop new applications for our existing products. If we are not able to complete the development of these applications, or if we experience difficulties or delays, we may lose our current customers and may not be able to attract new customers, which could seriously harm our business and our future growth prospects.

    Some of our licensed technology is subject to contractual restrictions which may limit our ability to develop or commercialize products for certain of our applications. We also may be unable to obtain licenses to new technologies needed to introduce new products.

IF WE ARE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY, WE MAY BE UNABLE TO PREVENT THIRD PARTIES FROM USING OUR TECHNOLOGY, WHICH COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY IN THE MARKET.


    In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, nondisclosure agreements, licensing arrangements and other contractual provisions and technical measures to establish and protect our intellectual property rights. Through Packard Instrument, we own approximately 50 U.S. and foreign patents and have over 30 patent applications pending in the United States and abroad. We also own numerous U.S. and foreign registered trademarks and trade names and have applications for the registration of trademarks and trade names pending in the United States and abroad.



    Our success will depend in part on our ability, and the ability of our collaborators and licensors, to obtain and maintain meaningful patent protection for the technology underlying our products, both in the United States and in other countries. We cannot assure you that any of the presently pending or future patent applications will result in issued patents, or that any patents issued to us will not be challenged, invalidated or held unenforceable. Further, we cannot guarantee that any patents issued to us will provide a basis for commercially viable products or provide us a significant competitive advantage.


    In order to protect or enforce our patent rights, we may initiate actions against third parties, such as patent infringement suits or interference proceedings. Any actions regarding patents could be costly and time-consuming, and divert our management and key personnel from our business operations. Additionally, they could put our patents at risk of being invalidated or interpreted narrowly or our patent applications at risk of not issuing.

    In addition to our patents, we possess a wide array of unpatented proprietary technology and know-how and license certain intellectual property rights to and from third parties. Nevertheless, such measures may not be adequate to safeguard the technology underlying our products. Moreover, certain of our licenses can be terminated or converted to non-exclusive by the licensor if we fail to meet certain specified performance targets.

    If we fail to successfully enforce our proprietary technology or otherwise maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our competitive position could suffer, which could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

    Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies, which may also have a material adverse effect on our business, operating results, financial condition and future growth prospects.

OUR PRODUCTS COULD INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, CAUSING COSTLY LITIGATION AND SERIOUSLY HARMING OUR BUSINESS.


    Third parties may assert infringement or other intellectual property claims against us or our collaborators or licensors. Even if such claims are without merit, defending a lawsuit may result in substantial expense to us and divert the efforts of our technical and management personnel. In addition, we may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's proprietary rights. As a result, assertions of infringement by third parties could seriously harm our business. For example, in November 1998, we settled a lawsuit, based upon a patent infringement action brought against us by PerkinElmer Instruments, Inc. (formerly EG&G Instruments, Inc.), for
$12.1 million, including legal fees, and entered into an agreement regarding certain license payments.

    There are a significant number of U.S. and foreign patents and patent applications in the industries in which we operate, and we believe that there is a significant risk of litigation in these industries regarding patent and other intellectual property rights. Although we are taking actions to minimize the likelihood of infringing on third-party proprietary rights, we cannot assure you that we or our collaborators will not in the future be subject to patent infringement proceedings or that we or our collaborators will not infringe on patents or proprietary rights of third parties. Further, we cannot assure you that we would prevail in any of these suits or that the damages or other remedies, if any, awarded against us would not be substantive. Claims of intellectual property infringement may require us to enter into royalty or license agreements with third parties, such as the license agreement with PerkinElmer Instruments. However, we may not be able to obtain royalty or license agreements on commercially acceptable terms, if at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products, which could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

MANY OF OUR CURRENT AND POTENTIAL CUSTOMERS ARE PRIMARILY FROM THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES AND ARE SUBJECT TO RISKS FACED BY THOSE INDUSTRIES.


    We derive a substantial portion of our revenues from pharmaceutical and biotechnology companies. Those companies represented in total approximately 45% of Packard Instrument's 1999 revenues and approximately 27% of our total 1999 revenues. We expect that pharmaceutical and biotechnology companies will continue to be our primary source of revenues for the foreseeable future. As a result, we are subject to risks and uncertainties that affect the pharmaceutical and biotechnology industries, such as pricing pressures as third-party payors continue challenging the pricing of medical products and services, government regulation and uncertainty of technological change, and to reduction and delays in research and development expenditures by companies in these industries.


    In addition, our future revenues may be adversely affected by the ongoing consolidation in the pharmaceutical and biotechnology industries, which will reduce the number of our potential customers. Furthermore, we cannot assure you that the pharmaceutical and biotechnology companies that are our customers and our strategic partners will not develop their own competing products.

RADIOISOTOPIC PROCESSES AND INSTRUMENTS REPRESENT A SIGNIFICANT PORTION OF OUR REVENUES. A DECLINE IN THE USE OF RADIOISOTOPIC PROCESSES AND INSTRUMENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES.


    Radioisotopic methods, such as our traditional bioanalytical spectrometer product lines, allow a researcher to recognize the activity of a particular molecule or compound by labeling it with a radioactive molecule. These traditional product lines have historically been a significant portion of our total revenues, although declining from an estimated 80% of Packard Instrument's total product revenues in 1995 to an estimated 55% in 1999. Because of their radioactivity, isotopic labels are environmentally unfriendly and difficult and potentially harmful to handle. Their by-products create waste disposal problems for our customers that are becoming increasingly more expensive. As a result, we believe that the trend in the life sciences research industry is toward the use of nonisotopic instrumentation. Accordingly, we have shifted our focus to nonisotopic methodologies, including fluorescent and chemiluminescent instruments. However, we cannot assure you that any decline in traditional radioisotopic methods will not have a material adverse impact on our business, results of operations or financial condition.

OUR TECHNOLOGY COLLABORATIONS AND ACADEMIC ARRANGEMENTS ARE AN IMPORTANT PART OF OUR BUSINESS, AND FAILURE TO MAINTAIN AND ENHANCE EXISTING RELATIONSHIPS OR ESTABLISH ADDITIONAL RELATIONSHIPS MAY ADVERSELY AFFECT OUR RESEARCH AND PRODUCT DEVELOPMENT EFFORTS AND HINDER OUR GROWTH.

    In order to further the development of our technology platforms, we have formed and intend to continue to form collaborative relationships with certain companies. For example, we have arrangements with ACLARA BioSciences, Inc. in the area of drug candidate screening, Dade Behring, Inc. in the area of genomics analysis and Boston University in the area of biochips and microarrays. Our success in developing and commercializing new products and in expanding the applications for our current technologies rests in part on our ability to broaden our relationship with existing partners and identify and establish similar relationships with new strategic partners to address changing customer needs. If we are unable to broaden our existing collaborative relationships or enter into relationships with additional collaborative partners on commercially reasonable terms, our business, financial condition, results of operations and future growth prospects may be harmed. Additionally, if our collaborators breach or terminate their agreements with us or otherwise fail to perform their collaborative activities successfully, our business may suffer.

    In addition to our commercial alliances, we have relationships with scientists and consultants at academic and other institutions who conduct research at our request. These researchers are not employed by us and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to work on our projects. As a result, we have limited control over their activities and, except as otherwise required by our agreements with these individuals, we can expect only limited amounts of their time to be dedicated to our projects. Our ability to make new discoveries and to commercialize products based on those discoveries may depend in part on continued arrangements with researchers at academic and other institutions. We may not be able to negotiate acceptable arrangements with academic or other institutions or researchers.


    We cannot assure you that any revenues or profits will be derived from any of the above collaborations or arrangements, that any of our current strategic alliances will be continued or will not be terminated early, or that we will be able to enter into any future collaborations or arrangements.


PURCHASES OF OUR PRODUCTS ARE SIGNIFICANTLY AFFECTED BY CAPITAL SPENDING POLICIES OF OUR CUSTOMERS, INCLUDING THE U.S. GOVERNMENT, AND GOVERNMENT FUNDING. ANY DECREASE IN CUSTOMER CAPITAL SPENDING OR GOVERNMENT FUNDING COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    Packard Instrument's customers include pharmaceutical, biotechnology and agrochemical companies and clinical diagnostic laboratories and companies. Canberra Industries' customers include electric utility companies, nuclear fuel cycle companies and environmental laboratories. The capital spending policies of these companies have a significant effect on the demand for our products. Those policies are based on a wide variety of factors, including resources available to make these purchases, spending priorities among various types of equipment and policies regarding capital expenditures during industry downturns or recessionary periods. Any decrease in capital spending by our customers resulting from any of these factors could have a material adverse effect on our business and results of operations.


    In addition, departments and agencies of the U.S. federal government, notably the U.S. Department of Energy, as well as of other NATO countries are important customers of ours. The U.S. Department of Energy in total represented approximately 13% of Canberra Industries' 1999 revenues and approximately 5% of our total 1999 revenues.


    Many of our customers, including universities, government research laboratories, private foundations and other institutions, obtain funding for the purchase of our products from grants by governments or government agencies. If government funding necessary to purchase our products were to decrease, our business, financial condition and results of operations could be materially adversely affected.

THE WORLDWIDE NUCLEAR CLEANUP MARKET IS DEPENDENT ON THE AVAILABILITY OF NUCLEAR WASTE REPOSITORIES. FAILURE TO OPEN OR THE SUDDEN CLOSURE OF AN OPERATING SITE COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR NUCLEAR BUSINESS OR HINDER OUR GROWTH.


    The worldwide nuclear cleanup market is dependent on the availability of nuclear waste repositories such as the Waste Isolation Pilot Plant in Carlsbad, New Mexico. The siting and operation of such repositories are controversial and political issues. For example, it took 25 years to obtain approvals to open the Waste Isolation Pilot Plant facility. The sudden closure of an operating site could have a materially adverse impact on our nuclear business or hinder our growth.


CHANGES IN ENVIRONMENTAL REGULATIONS COULD INCREASE THE COSTS OF MANUFACTURING OUR PRODUCTS OR PROVIDING OUR SERVICES, OR OTHERWISE ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS OR SERVICES.

    Our operations are subject to U.S. federal, state and local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the possession, distribution, handling, generation, emission, release, discharge, export, import, treatment, storage and disposal, and cleanup of, certain materials, substances and wastes. We believe that we are in material compliance with all applicable environmental laws and regulations as currently interpreted. We cannot, however, predict with any certainty whether future events, such as changes in existing laws and regulations or the discovery of conditions not currently known to us, may give rise to additional environmental costs. Furthermore, actions by U.S. federal, state and local and foreign governments concerning environmental matters could result in laws or regulations that could increase the costs of manufacturing our products or providing our services, or otherwise adversely affect the demand for our products or services. For example, we and provincial authorities in Groningen, The Netherlands, are in the process of negotiating a remediation plan involving groundwater contamination that was present prior to the purchase of our Duinkerkenstraat facility.

OUR BUSINESS IS SUBJECT TO ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

    Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Revenues originating outside the United States represented 53% of our total revenues in 1999. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, a number of our manufacturing facilities and suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

    - changes in foreign currency exchange rates;

    - changes in a specific country's or region's political or economic conditions;

    - trade protection measures and import or export licensing requirements or other restrictive actions by foreign governments;

    - potentially negative consequences from changes in tax laws;

    - difficulty in staffing and managing widespread operations;

    - differing labor regulations;

    - differing protection of intellectual property; and

    - unexpected changes in regulatory requirements.

LIMITED SOURCES OF SUPPLY FOR GERMANIUM AND RELOCATIONS OF OUR GERMANIUM OPERATION MAY ADVERSELY AFFECT OUR RADIATION DETECTOR BUSINESS AND RESULTS OF OPERATIONS.

    Germanium detectors and related products represent a significant portion of Canberra Industries' and our total sales. We cannot assure you that the supply of raw material germanium will continue at the level and prices we currently enjoy. In the past, speculators have driven the price of germanium to levels twice that of today's prices. However, the U.S. government maintains a large strategic stockpile of germanium that is being released to the market, which we believe should keep the price at current levels for the foreseeable future. Limited sources of supply for germanium and/or process difficulties may adversely affect our radiation detector business and results of operations.

    The manufacture of germanium crystals is an esoteric and extremely demanding process. Normal changes in operations, such as relocation of facilities or changes in suppliers of certain materials, can adversely impact yields. We have recently relocated our germanium crystal growing operation. We anticipate a three-month cessation in production due to this relocation. However, we have a six-month supply of crystals on hand reserved for use during this time. While our staff has successfully managed similar relocations in the past, we cannot assure you that this relocation will not adversely affect our business and results of operations.

WE DEPEND ON KEY MEMBERS OF OUR SENIOR MANAGEMENT TEAM. IN ADDITION, THE CURRENT TECHNOLOGY LABOR MARKET IS VERY COMPETITIVE, AND OUR BUSINESS MAY SUFFER IF WE ARE NOT ABLE TO HIRE AND RETAIN SUFFICIENT PERSONNEL.


    Our success depends largely on the skills, experience and performance of key members of our senior management team. If we were to lose one or more of these key employees our ability to successfully implement our business plan and the price of our common stock could be materially adversely affected. We generally do not maintain significant key-person life insurance on our employees. We currently have employment agreements with, among others, Mr. Olcott, our Chairman and Chief Executive Officer, Mr. McKernan, President--Packard Instrument, Mr. Serrano, President--Canberra Industries, Mr. Kaplan, our Chief Financial Officer and Mr. van Cauter, our Vice President, Business Development, Packard Instrument.


    Our future success also depends on the continued service of our key technical, sales, marketing, manufacturing, executive and administrative personnel. The loss of the services of any of these individuals could have a material adverse effect on our product development and commercialization efforts. In addition, research, product development and commercialization will require additional skilled personnel. Competition for qualified personnel in the technology area is intense, and we operate in several geographic locations where labor markets are particularly competitive, including Meriden, Connecticut, Chicago, Illinois and Los Angeles, California, where key product development laboratories are located. If we are unable to attract and retain a sufficient number of qualified employees on acceptable terms, our business, financial condition and results of operations could be seriously harmed. The inability to retain and hire qualified personnel could also hinder the future expansion of our business.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR COMMON STOCK PRICE.

    Our operating results have fluctuated in the past and we expect they will fluctuate in the future. These fluctuations could cause our common stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

    - demand for and market acceptance of our products;

    - the timing, release and competitiveness of our products;

    - our competitors' announcements of new products, services or technological innovations;

    - adverse changes in the level of economic activity in the United States and other major regions in which we do business; and

    - general and industry-specific economic conditions, which may affect our customers' research and development expenditures and use of our products.

    If revenue declines in a period, whether due to a delay in recognizing expected revenue or otherwise, our earnings will decline because many of our expenses are relatively fixed in the short term.

In particular, research and development and selling, general and administrative expenses are not directly affected by variations in revenue in a period.

    Due to volatile and unpredictable revenues and operating expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that, in some future periods, our operating results will be below the expectations of securities analysts or investors. In such event, the market price of our common stock could fluctuate significantly or decline, preventing you from selling your shares at or above the initial public offering price. In addition, the stock market recently has experienced significant volatility that often has been unrelated or disproportionate to the operating performance of particular companies, such as ours. These broad market and industry fluctuations may also adversely affect the market price of our common stock, regardless of our actual operating performance. Furthermore, our stock price may fluctuate based on developments concerning proprietary rights, including patents, by us or our competitors.

    In addition, prior to this offering, there has been no public market price for our common stock. We intend to file an application to list our common stock for trading on the Nasdaq National Market System. We do not know the extent to which investor interest in our company will lead to the development of a trading market for our common stock or how our common stock will trade in the future.

YOUR INTERESTS AS HOLDERS OF OUR COMMON STOCK MAY CONFLICT WITH THOSE OF OUR CONTROLLING STOCKHOLDER.


    As of March 17, 2000, Stonington Capital Appreciation 1994 Fund, L.P. beneficially owned 67.4% of the outstanding shares of our voting capital stock and, after the offering, will continue to own approximately 53.8%, in each case, without giving effect to the conversion of outstanding options and to the exercise of the underwriters' over-allotment options. As a result, Stonington has and will continue to have control over the outcome of matters requiring stockholder approval, including the power to:


    - elect all of our directors and the directors of our subsidiaries;

    - amend our charter or by-laws; and

    - adopt or prevent mergers, consolidations or the sale of all or substantially all of our assets or our subsidiaries' assets or other purchases of our common stock that could give holders of our common stock the opportunity to realize a premium over the then-prevailing market price of their shares of common stock.

    Stonington will therefore be able to prevent or cause a change of control relating to us. Stonington's control over us and our subsidiaries, and its ability to prevent or cause a change in control relating to us, may delay or prevent a change in control of us, which could adversely affect the market price of the common stock.


    In addition, Stonington benefits from an agreement with the other parties to the Stockholders' Agreement described under "Related Party Transactions," pursuant to which these parties will vote with Stonington in favor of nominations and removals of directors by Stonington. As of March 17, 2000, the parties to the Stockholders' Agreement, including Stonington, held in the aggregate over 77.0% of our total voting power and, after the offering, they will hold in the aggregate over 62.0% of our total voting power.


YOU WILL NOT RECEIVE CASH DIVIDENDS ON YOUR INVESTMENT IN OUR COMMON STOCK.

    We intend to retain all of our earnings to finance the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Moreover, our ability to declare and pay cash dividends on our common stock is restricted by covenants in our senior credit facility and in the indenture governing our senior subordinated notes. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR COMMON STOCK IF YOU PURCHASE COMMON STOCK IN THE OFFERING.


    Purchasers of our common stock in the offering will experience immediate and substantial dilution in the net tangible book value of their common stock. At an assumed initial public offering price of $17.00, which is the midpoint of the initial public offering price range set forth on the cover of this prospectus, the dilution will be $16.58 per share in net tangible book value of our common stock from the initial public offering price.


    In addition, the issuance of additional shares of our common stock or of securities convertible into our common stock or the exercise of outstanding options on our common stock, could result in a substantial dilution of the percentage ownership of holders of our common stock at the time of any such issuance and substantial dilution of our earnings per share.

OUR SHARE PRICE MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE.

    Sales of substantial amounts of our common stock after the offering, or the possibility of such sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities.


    After this offering, we will have 59,414,125 outstanding shares of common stock, 53.8% of which will be beneficially owned by Stonington, our controlling stockholder, and we will have reserved 15,218,495 shares of our common stock for issuance pursuant to stock plans, of which 8,218,495 shares will be subject to vested options. All of the shares of common stock to be sold in the offering will be freely tradable without restriction or further registration under the federal securities laws. The remaining 47,414,125 shares of outstanding common stock, representing approximately 79.8% of our outstanding common stock upon completion of the offering, will be available for future sale subject to restrictions on the timing, manner and volume of sales imposed by the Securities Act of 1933, or otherwise generally, upon expiration of lockup agreements with the underwriters 180 days after the date of this prospectus.



    We intend to file a registration statement on Form S-8 to register approximately 9.2 million shares of our common stock that are reserved for issuance or sale under our existing stock option plans, that are not so registered, and that are reserved for issuance under the plans we intend to adopt in connection with the offering, as described under "Management." Once registered, these shares will be freely tradable without restriction or further registration under the federal securities laws unless purchased by one of our "affiliates."


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industries' actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS


    Assuming an initial public offering price of $17.00 per share, which is the midpoint of the initial public offering price range set forth on the cover of this prospectus, and no exercise by the underwriters of their over-allotment options, we will receive net proceeds from the offering of $187.3 million, after deducting underwriting discounts and estimated offering expenses of $16.7 million. We intend to use these net proceeds:


    - to repay the outstanding balance of $37.4 million on the term loan and the outstanding balance of $31.4 million on the U.S. dollar denominated portion of the revolving credit facility under our senior credit facility;

    - to make open-market purchases from time to time of our 9 3/8% senior subordinated notes due March 4, 2007, $150 million of which in aggregate principal amount was outstanding as of February 29, 2000, in amounts, if any, depending on prevailing market prices and other factors deemed relevant at the time by our management;

    - to increase spending associated with research and development, new product development, enhancement of existing products and strategic collaborations and acquisitions; and

    - for general corporate purposes.


    We regularly evaluate potential collaboration and acquisition opportunities, but we are not currently negotiating any agreements to enter into or make any collaborations or acquisitions that would be material to our business.



    As of February 29, 2000, the current balance outstanding on the term loan under our senior credit facility was $37.4 million, maturing on March 31, 2003, and the outstanding balance on the revolving credit facility was $58.9 million, of which $31.4 million was denominated in U.S. dollars, maturing on March 31, 2002. As of the same date, the estimated weighted average annual interest rate on the term loan was 9.2%, and on the revolving credit facility was 8.3%. We entered into our senior credit facility in connection with the recapitalization of our company in 1997. We used the outstanding borrowings under our senior credit facility to effect our recapitalization and for working capital purposes, capital expenditures and to fund acquisitions.


                                DIVIDEND POLICY

    We intend to retain all of our earnings in the foreseeable future to finance the expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements and financial condition and the requirements of the financing agreements to which we may be a party, and on other factors considered relevant by our board of directors. In addition, covenants in our senior credit facility and the indenture governing our senior subordinated notes limit our ability to declare and pay cash dividends on our common stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999:

    - on an actual basis; and


    - as adjusted for the sale of 12,000,000 shares of common stock in the offering at an initial public offering price of $17.00 per share, the midpoint of the initial public offering price range set forth on the cover of this prospectus, and the application of the net proceeds received from such sale as described under "Use of Proceeds."


    You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.


                                                               AS OF DECEMBER 31, 1999
                                                              -------------------------
                                                                           AS ADJUSTED
                                                                ACTUAL     FOR OFFERING
                                                              ----------   ------------
                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $   7,576      $149,086
                                                              =========      ========
Notes payable and current portion of long-term debt (1).....  $   5,310      $  4,910
                                                              ---------      --------
Long-term debt, less current portion:
  Senior credit facility (1)(2).............................     73,903        28,513
  9 3/8% Senior subordinated notes due 2007.................    150,000       150,000
  Other (1).................................................      1,828         1,828
                                                              ---------      --------
Total long-term debt........................................    225,731       180,341
                                                              ---------      --------
Stockholders' equity (deficit):
  Common stock (3)..........................................        137           161
  Paid-in capital...........................................      1,827       189,103
  Accumulated other comprehensive income....................        527           527
  Accumulated deficit (4)...................................    (12,895)      (13,772)
                                                              ---------      --------
                                                                (10,404)      176,019
Treasury stock, at cost.....................................    (96,920)      (96,920)
Deferred compensation.......................................       (566)         (566)
                                                              ---------      --------
                                                                (97,486)      (97,486)
                                                              ---------      --------
    Total stockholders' equity (deficit)....................   (107,890)       78,533
                                                              ---------      --------
    Total capitalization....................................  $ 123,151      $263,784
                                                              =========      ========


------------------------


(1) Substantially all balances included in amounts outstanding as adjusted for the offering represent foreign obligations bearing interest at rates of 6.0% or less.



(2) As of December 31, 1999, on a pro forma basis after giving effect to the offering, a total of approximately $46.5 million would have been available for borrowing under our revolving credit facility.



(3) Based on 200,000,000 authorized shares of common stock, par value $0.002 per share, 68,515,515 of which were issued and 47,414,125 of which were outstanding before the offering, and 80,515,515 of which will be issued and 59,414,125 of which will be outstanding after the offering. The number of shares outstanding before and after the offering does not include 8,218,495 shares of common stock issuable upon exercise of outstanding options granted under our existing stock option plans. It also does not include
    7,000,000 shares of common stock reserved for issuance under the stock incentive, non-employee director compensation and employee stock purchase plans we intend to adopt in connection with the offering, as described under "Management."



(4) Accumulated deficit, as adjusted for the offering, reflects the write-off of net deferred financing costs of $0.9 million.

                                    DILUTION


    Our net tangible book deficit as of December 31, 1999 was approximately $162.1 million, or approximately $3.50 per share of our common stock, based on an aggregate of 46,268,825 shares of common stock outstanding. The number of shares outstanding as of December 31, 1999 excludes 9,461,295 shares of our common stock issuable upon exercise of outstanding options granted to our directors, officers and employees under our stock option and management stock incentive plans as of such date. "Net tangible book value" per share represents the amount of our total consolidated tangible assets minus total consolidated liabilities, divided by the shares of our common stock outstanding, before giving effect to the sale of the shares of our common stock in the offering. On a pro forma basis, after giving effect to the sale of 12,000,000 shares of our common stock in the offering at an assumed initial public offering price of $17.00 per share, the midpoint of the initial public offering price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses of $16.7 million and applying the net proceeds from the offering as described under "Use of Proceeds," our net tangible book value as of December 31, 1999 would have been approximately
$25.2 million, or approximately $0.43 per share of common stock. This represents an immediate increase in net tangible book value of $3.93 per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $16.57 per share of common stock to new investors purchasing common stock in the offering at the assumed initial public offering price. The following table illustrates this per share dilution, without giving effect to the exercise of the underwriters' over-allotment options:



Assumed initial public offering price per share.............           $17.00
  Net tangible book deficit per share as of December 31,
    1999....................................................  ($3.50)
  Increase in net tangible book value per share attributable
    to the offering.........................................    3.93
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................             0.43
                                                                       ------
Dilution per share to new investors.........................           $16.57
                                                                       ======


    Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after the offering from the assumed initial public offering price per share paid by a new investor. If any shares are issued in connection with outstanding options or the underwriters' over-allotment options, you will experience further dilution.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth our selected historical consolidated financial data for the periods ended and as of the dates indicated. The selected historical consolidated financial data as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 1995, 1996 and 1997 and for the years ended December 31, 1995 and 1996 are derived from our audited consolidated financial statements that are not included in this prospectus. This information should be read in conjunction with the consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.


                                                                         YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------------------
                                                             1995       1996       1997       1998       1999
                                                           --------   --------   --------   --------   --------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING STATEMENT DATA:
Revenues.................................................  $169,114   $184,018   $184,113   $228,164   $264,892
Cost of revenues (1).....................................    81,477     86,349     87,993    113,519    143,652
                                                           --------   --------   --------   --------   --------
Gross profit.............................................    87,637     97,669     96,120    114,645    121,240
Research and development expenses........................    14,414     17,852     23,480     29,228     30,109
Selling, general and administrative expenses (2).........    47,322     48,830     49,855     55,133     62,151
Other charges, net (3)...................................        --        837     18,429      7,511         --
                                                           --------   --------   --------   --------   --------
Income from operations...................................    25,901     30,150      4,356     22,773     28,980
Interest expense.........................................      (616)      (122)   (18,119)   (21,270)   (23,053)
Other income (loss), net (4).............................        (5)     1,741      1,167      4,025      1,057
                                                           --------   --------   --------   --------   --------
Income (loss) before provision for income taxes and
  minority interest......................................    25,280     31,769    (12,596)     5,528      6,984
Provision for income taxes...............................    (9,875)   (11,187)    (5,941)    (3,787)    (7,436)
Minority interest in (income) loss of subsidiaries.......      (800)    (1,346)      (218)       164        254
                                                           --------   --------   --------   --------   --------
Net income (loss)........................................  $ 14,605   $ 19,236   $(18,755)  $  1,905   $   (198)
                                                           ========   ========   ========   ========   ========
Weighted average diluted shares outstanding (5)..........   129,412    125,697     62,318     47,683     45,803
Diluted earnings (loss) per share (5)....................     $0.11      $0.15     ($0.30)     $0.04      $0.00
Dividends declared and paid per share....................      0.03       0.04         --         --         --



                                                                            AS OF DECEMBER 31,
                                                           ----------------------------------------------------
                                                             1995       1996       1997       1998       1999
                                                           --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents................................  $ 22,515   $ 37,826   $ 10,575   $  7,929   $  7,576
Working capital..........................................    51,341     59,216     32,265     24,747     38,565
Total assets.............................................   120,602    137,925    140,651    169,134    205,995
Long-term debt, less current portion.....................     1,753      2,037    192,193    190,117    225,731
Stockholders' equity (deficit)...........................    72,429     80,593   (112,014)  (108,563)  (107,890)


------------------------------
(1) Includes charges to expense the fair market value adjustments associated with acquired inventories totaling $0.8 million in 1997, $1.5 million in 1998 and $1.0 million in 1999. Also includes a charge of $2.7 million in 1999 associated with modifying an existing license agreement and terminating the production of an OEM clinical product.

(2) Includes a compensation charge in 1999 of $1.8 million associated with the 1999 vesting of stock options granted to certain of our employees.

(3) Other charges, net in 1996 and 1997 represents expenses incurred in connection with our 1997 recapitalization. 1998 includes $6.1 million of charges associated with purchased in-process research and development, a $12.1 million charge to settle a litigation, including legal fees, and a $10.8 million gain we recognized in connection with the sale of our gas generation product line.

(4) Includes interest income and foreign exchange transaction gains (losses). In addition, 1998 includes a gain of $3.2 million recognized on the sale of equity securities.


(5) Based upon the average shares outstanding during each period presented, including the impact of outstanding options, except when such options are anti-dilutive.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in forward-looking statements, as described under "Risk Factors."

OVERVIEW

    We are a leading global developer, manufacturer and marketer of instruments and related consumables and services for use in the life sciences research and nuclear industries. Through Packard Instrument, we are a leading company in laboratory automation and have developed scalable platforms built on our worldwide leadership in the manufacturing and marketing of bioanalytical instruments for use in the life sciences research industry. Through Canberra Industries, we are the worldwide leader in analytical instruments used to detect, identify, quantify and monitor radioactive materials for the nuclear industry and related markets.


    Packard's revenues are derived primarily from sales of instruments with additional sales from services. While outsourcing and support services continue to be an important part of Packard's revenue stream, we are marketing Packard's instruments as parts of integrated platforms, which we expect will generate increasing instrument sales at higher gross margins than our services business.



    Canberra has experienced significant growth in its base service business resulting from our strategic focus on this area. Like Packard, Canberra is marketing its instruments as parts of integrated systems. In addition, Canberra is focusing on increasing revenues from emerging applications such as environmental restoration and waste management, environmental monitoring and nuclear weapons stewardship.


RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUES

    OVERALL. Consolidated revenues increased $36.7 million, or 16.1%, to $264.9 million in 1999 from $228.2 million in 1998. Excluding the impact of changes in foreign currency exchange rates, consolidated revenues would have been approximately $1.9 million higher in 1999 than reported. The stronger U.S. dollar in 1999, as compared to almost all European currencies, had a negative impact on the U.S. dollar reported revenues. This was offset slightly by the stronger Japanese yen in 1999 which resulted in higher translated revenues of our Japanese subsidiary, Packard Japan KK. The 1999 period reflects a full year of operations of CCS Packard, Inc. and BioSignal, Inc., subsidiaries which we acquired effective March 31, 1998 and July 1, 1998. Had CCS Packard and BioSignal been included for all of the prior year, 1998 revenue would have been $3.5 million higher. In addition, we acquired the assets representing Harwell Instruments, Ltd. effective January 1, 1999, which generated approximately $16.2 million of revenue in 1999, and Tennelec, Inc., effective April 1, 1999, which generated approximately $4.0 million of revenue in 1999.

    PACKARD INSTRUMENT. Packard's revenues increased $12.7 million, or 8.7%, to $158.9 million in 1999 from $146.2 million in 1998. The 1999 increase was attributable in part to strong growth in Packard's bioanalytical spectrometer business, particularly the Liquid Scintillation Counter product line where sales increased by approximately $2.9 million, or 28.1%, to $13.0 million in 1999 from $10.1 million in 1998. In addition, the 1999 revenue increase was due in large part to service revenue which increased $7.6 million, or 29.7%, to $33.0 million in 1999 from $25.4 million in 1998. This increase was due in large part to Y2K compliance services being provided to customers. These services, and the corresponding revenue, will not reoccur at the same level as in 1999. These revenue increases were partially offset by the loss of revenues from the sale of our gas generation product line at the end of 1998 and a reduction of $4.8 million in revenues of our OEM clinical instruments due to the customer exiting the marketplace. The revenue increase is also due partially to the acquisitions of CCS Packard and BioSignal discussed above.


    CANBERRA INDUSTRIES. Canberra's revenues increased $24.1 million, or 29.4%, to $106.0 million in 1999, from $81.9 million in 1998. There was significant growth in Canberra's base service business resulting from our strategic focus on this area. The increase in service revenue of $8.4 million, or 39.5%, to $29.4 million in 1999 compared to $21.0 million in 1998 was also due in part to Canberra Oak Ridge, LLC, a new subsidiary we formed during 1999 to provide waste characterization and related consulting services. Canberra Oak Ridge generated $1.0 million of service revenue in 1999. There was also growth in Canberra's mobile waste characterization business performed by our subsidiary, Mobile Characterization Services, LLC, in which we have a 55% ownership interest. Mobile Characterization Services' revenues increased $1.0 million, or 133%, from $0.7 million in 1998 to $1.7 million in 1999 due primarily to having a full year of operations reflected in our operating results in 1999 versus only three months in 1998. We obtained a majority ownership in Mobile Characterization Services effective October 1, 1998, and, therefore, prior to that date, it was not consolidated with our results. A portion of the 1999 increase was also attributable to the acquisitions of Harwell Instruments and Tennelec discussed above.


    GROSS PROFIT

    OVERALL. Consolidated gross profit increased $6.6 million, or 5.8%, to $121.2 million in 1999 from $114.6 million in 1998. Excluding the effect of other costs of product sales and charges to expense the fair market value adjustment associated with acquired inventories included in our cost of sales, gross profit would have been $124.9 million in 1999 and $116.1 million in 1998. As a percentage of revenues, gross profit was 45.8% for 1999 and 50.2% for 1998. As a percentage of revenues, gross profit, excluding the charges discussed above, was 47.2% for 1999 and 50.9% for 1998. The increase in gross profit dollars over the last two years is due primarily to the acquisitions referred to above. These dollar increases have been partially offset by foreign currency fluctuations and the effect which the stronger U.S. dollar has on U.S. reported operating results. The decline in gross profit percentage is due to several factors:

    - the significant growth in service revenue for Packard and Canberra results in a reduction in the overall gross margin percentage because service revenue generates a lower gross margin than product sales. Service margin was 22.2% in 1999 and 23.8% in 1998, as compared to product margins of 53.6% (excluding a one-time charge described below) in 1999 and 57.1% in 1998;

    - the acquisition of Harwell Instruments has reduced product gross margins since its products have a lower average gross margin of approximately 20.8%; and

    - Canberra Oak Ridge has operated at a negative gross margin since it commenced operations in 1999.

    In addition, during 1999, our relationship with CIS bio international for the production of an OEM clinical instrument was terminated. An existing license agreement with CIS bio international was also modified. This termination and modification resulted in a $2.7 million charge to reserve for any excess inventory, to write-off equipment used to manufacture the terminated product and to write-off the remaining license fees which had been capitalized.

    PACKARD INSTRUMENT. Packard's gross profit increased by $7.0 million, or 9.1%, in 1999 to $83.9 million (excluding the charge described above) from $76.9 million in 1998. As a percentage of sales, the gross margin for 1999 was 52.8% (excluding the same charge) compared to 52.6% in 1998. The 1999 dollar increase is due primarily to a full year of operations of CCS Packard and BioSignal service revenue growth. Service revenue was $33.0 million in 1999 compared to $25.5 million in 1998, an increase of $7.5 million, or 29.7%. The 1998 gross margin included $1.5 million of charges to expense the fair market value adjustment associated with acquired inventories of CCS Packard and Tennelec.


    CANBERRA INDUSTRIES. Canberra's gross profit increased by $2.3 million, or 6.1%, to $40.1 million in 1999 from $37.8 million in 1998. As a percentage of sales, the gross margin was 37.8% in 1999 and 46.1% in 1998. The decrease in the gross margin percentage is due primarily to the acquisition of Harwell in 1999 and the start-up operation addition of Canberra Oak Ridge in 1999. In addition, the lower margin percentage on service sales reduced the gross margin percentage. The 1999 gross margin includes a $1.0 million charge to expense the fair market value adjustment associated with acquired inventory of Tennelec.


    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development spending increased $0.9 million, or 3.0%, to $30.1 million in 1999 from $29.2 million in 1998. The increased research and development spending represents investments, primarily by Packard Instrument, in the areas of product enhancement, new product development and other collaborative arrangements. The 1998 amount includes charges totaling $3.8 million associated with terminating certain collaborative agreements. Excluding these charges, the 1999 spending represents an 18.5% increase over the 1998 level. We intend to use the proceeds from the offering to substantially increase research and development spending in order to focus more heavily on selected key product/technology initiatives as well as to accelerate the introduction of new products to the market. Although the increased spending is expected to have a negative effect on our operating results in the short term, it is expected that such investment will bring us long-term benefits through more rapid revenue growth and resulting profits. However, there can be no guarantee that the planned investment in research and development will yield the benefits described.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $7.0 million, or 12.7%, to $62.2 million in 1999 from $55.1 million in 1998. Although selling, general and administrative expenses have increased, primarily due to the acquisitions discussed above, as a percentage of revenues, selling, general and administrative expenses declined from 24.2% of revenues in 1998 to 23.5% of revenues in 1999. The percentage decrease is due primarily to fixed selling, general and administrative costs being spread over a greater revenue base. The 1999 amount includes a compensation charge of $1.8 million associated with options granted to certain of our employees in December 1999.


    OTHER CHARGES, NET. In 1998, other charges, net consisted of a $12.1 million charge to settle certain litigation, $6.1 million of charges associated with purchased in-process research and development in connection with the acquisitions of CCS Packard and BioSignal and a $10.8 million gain recognized in connection with the sale of our gas generation product line. There were no comparable charges in 1999.

    INTEREST EXPENSE

    Interest expense increased $1.8 million, or 8.4%, to $23.1 million in 1999 from $21.3 million in 1998. Interest expense has increased significantly over the past three years due to the debt incurred in connection with the 1997 recapitalization as well as borrowings on our revolving credit facility which have been necessary to effect the acquisitions referred to above. We intend to use a portion of the net proceeds from this offering to repay approximately $68.8 million of outstanding indebtedness under our senior credit facility and may also use a portion of the net proceeds to purchase, from time to time in the open market, our 9 3/8% Senior Subordinated Notes due 2007, with the amount of such purchases, if any, to be at the discretion of our management depending on prevailing market prices for the notes and other factors deemed relevant at the time. This should result in a significant reduction in future interest expense.

    FOREIGN EXCHANGE TRANSACTION GAINS, NET

    Foreign exchange transaction gains, net increased $425,000, or 165%, to $683,000 in 1999 from $258,000 in 1998. Foreign exchange transaction gains, net are partially a result of foreign currency forward contracts that we periodically purchase to hedge firm intercompany purchase commitments. In addition, during a portion of 1999, two of our foreign subsidiaries had outstanding borrowings under our revolving credit facility which were denominated in currencies other than the subsidiaries' functional currency. As such, all foreign currency transaction gains and losses during the period the borrowings were outstanding are reflected in our operating results as foreign currency transaction gains, net.

    EFFECTIVE TAX RATES

    Our consolidated effective tax rates were 106.5% in 1999 and 68.5% in 1998. The effective tax rates were higher than the Federal statutory rate of 35.0% primarily due to the following:

    - the 1999 effective tax rate reflects an increase in the valuation allowance for foreign tax credit carryforwards as their utilization is unlikely primarily due to estimated future deductions associated with anticipated stock option exercises as a result of the offering. As the stock options are exercised, we will benefit through reduced cash income tax payments;

    - the 1998 effective tax rate reflects the fact that no benefit was provided on purchased in-process research and development charges and goodwill amortization associated with the acquisitions of CCS Packard and BioSignal since such amounts are not deductible; and

    - the consolidated income tax provision for 1998 and 1999 reflects taxes provided on income generated outside the United States in countries where the statutory rates are higher than the statutory rate in the United States, particularly Japan.

    MINORITY INTEREST IN (INCOME) LOSS OF SUBSIDIARIES

    Minority interest in (income) loss of subsidiaries increased $90,000, or 54.9%, to $254,000 in 1999 from $164,000 in 1998. Minority interest in (income) loss of subsidiaries represents the minority shareholders' interest in subsidiaries which we do not own 100%. For 1998 and 1999, the minority interest represents the 45% of Mobile Characterization Services not owned by us.

    NET INCOME (LOSS)

    Due to the factors set forth above, net income (loss) decreased $2.1 million to a net loss of $0.2 million in 1999 from net income of $1.9 million in 1998.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUES

    OVERALL. Consolidated revenues increased $44.1 million, or 23.9%, to $228.2 million in 1998 from $184.1 million in 1997. Fluctuations in foreign currency exchange rates negatively affected 1998 revenues by approximately
$1.2 million when compared to what they would have been if translated at 1997 exchange rates. The 1998 increase was partially due to the 1998 acquisitions of CCS Packard, which contributed approximately $12.0 million of revenues in 1998, and BioSignal, which contributed $1.4 million of revenues in 1998. In addition, 1998 includes a full year of operations of Aquila Technologies Group, Inc., a company which we acquired on September 1, 1997. Aquila's revenues were $17.3 million in 1998 as compared to $4.8 million in 1997 during the four month period when it was owned by us.

    PACKARD INSTRUMENT. Packard's revenues increased $25.9 million, or 21.6%, to $146.2 million in 1998 from $120.3 million in 1997. The increase in 1998 was due primarily to the acquisitions of CCS Packard and BioSignal, as well as increased third party shipments from our Illinois production facility. Several of Packard's overseas operations experienced significant revenue growth in 1998, particularly in the U.K. and France. These increases were partially offset by the effect of the stronger U.S. dollar in 1998, as compared to 1997, which resulted in a $1.0 million decrease in revenues. In addition, Packard Japan KK's revenues decreased by approximately $1.7 million in 1998 due to the stronger U.S. dollar and the poor economic conditions in Japan.

    CANBERRA INDUSTRIES. Canberra's revenues increased $18.1 million, or 28.4%, to $81.9 million in 1998 from $63.8 million in 1997. The increase in 1998 is primarily due to the inclusion of Aquila's operations for a full year in 1998 compared to only four months in 1997, as well as growth in service revenue, particularly in the U.S. Canberra's distribution operations in France and Germany also experienced strong sales growth, offset by declining sales performance at all other overseas distribution subsidiaries. Foreign exchange rate fluctuations had a nominal effect on Canberra's revenues in 1998 when compared to 1997.

    GROSS PROFIT

    OVERALL. Consolidated gross profit increased $18.5 million, or 19.3%, to $114.6 million in 1998 from $96.1 million in 1997. Excluding the effect of expensing the fair market value adjustment associated with acquired inventories, consolidated gross profit was $116.1 million in 1998 compared to $96.9 million in 1997. As a percentage of revenues, gross profit was 50.9% in 1998 and 52.6% in 1997, excluding the effect of expensing the fair market value adjustment associated with acquired inventories. The increase in gross profit dollars is due primarily to the acquisitions referred to previously. The reduction in the gross profit percentage from 1997 to 1998 is due primarily to an increase in our service revenue which generates a lower gross margin percentage.

    PACKARD INSTRUMENT. Packard's gross profit increased $11.2 million, or 17.0%, from $65.7 million in 1997 to $76.9 million in 1998. This increase was due primarily to the 1998 acquisitions of CCS Packard and BioSignal partially offset by lower margins generated at certain overseas locations. The 1998 gross margin amount includes $1.5 million in charges to expense the fair market value adjustments associated with acquired inventories of CCS Packard and BioSignal.

    CANBERRA INDUSTRIES. Canberra's gross profit increased $7.4 million, or 24.3%, from $30.4 million in 1997 to $37.8 million in 1998. The increase was due to growth in Canberra's U.S. sales including service revenue. In addition, Aquila Technologies Group, Inc. was included for a full year in 1998 versus only four months in 1997. The 1997 gross margin included a $0.8 million charge to expense the fair market value adjustment associated with acquired inventories of Aquila Technologies Group, Inc.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development spending increased $5.7 million, or 24.5%, to $29.2 million in 1998 from $23.5 million in 1997. The 1998 amount includes charges of $3.8 million associated with terminating certain collaborative agreements. The remainder of the increase in research and development spending represents investments, primarily by Packard Instrument, in the areas of product enhancement, new product development and other collaborative arrangements.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $5.2 million, or 10.6%, to $55.1 million in 1998 from $49.9 million in 1997. Although overall selling, general and administrative spending has increased, primarily due to the acquisitions discussed above, as a percentage of revenues, selling, general and administrative expenses have declined from 27.1% of revenues in 1997 to 24.2% of revenues in 1998. This declining percentage relationship is due primarily to fixed selling, general and administrative costs being spread over a greater revenue base.

    OTHER CHARGES, NET. Other charges, net decreased $10.9 million, or 59.2%, to $7.5 million in 1998 from $18.4 million in 1997. In 1998, other charges, net consisted of the cost to settle certain litigation ($12.1 million), charges for purchased in-process research and development in connection with the acquisition of CCS Packard and BioSignal ($6.1 million) and a gain recognized in connection with the sale of our gas generation product line ($10.8 million). In 1997, other charges, net represented costs associated with our 1997 recapitalization.

    INTEREST EXPENSE

    Interest expense increased $3.2 million, or 17.4%, to $21.3 million in 1998 from $18.1 million in 1997. Interest expense has increased significantly over the past three years due to the debt incurred in connection with our 1997 recapitalization as well as borrowings on our revolving credit facility which have been necessary to effect the acquisitions referred to above.

    FOREIGN EXCHANGE TRANSACTION GAINS, NET

    Foreign exchange transaction gains, net totaled $0.3 million in 1998 compared to $0.4 million in 1997. Foreign exchange transaction gains, net are a result of foreign currency forward contracts we periodically purchase in an effort to hedge firm intercompany purchase commitments.

    EFFECTIVE TAX RATES

    Our consolidated effective tax rates were 68.5% in 1998 and 47.2% in 1997. The 1997 effective tax rate represents an income tax provision (opposed to a benefit) provided on the loss before income taxes reflected in the accompanying consolidated statements of income (loss). The effective tax rates were higher than the Federal statutory rate of 35.0% primarily due to the following:

    - the 1998 effective tax rate reflects the fact that no benefit was provided on the charges for purchased in-process research and development and goodwill amortization associated with the acquisitions of CCS Packard and BioSignal since such amounts are not deductible;

    - the 1997 effective tax rate reflects the valuation allowance recorded for the 1997 state net operating loss carryforward. Such allowance was provided due to the uncertainty of realization of the carryforward; and

    - the consolidated income tax provision for 1997 and 1998 reflects taxes provided on income generated outside the United States in countries where the statutory rates are higher than the statutory rate in the United States, particularly Japan.

    MINORITY INTEREST IN (INCOME) LOSS OF SUBSIDIARIES

    Minority interest in (income) loss of subsidiaries increased $382,000, to $164,000 in 1998 from ($218,000) in 1997. Minority interest in (income) loss of subsidiaries in 1998 represents the 45% of Mobile Characterization Services we do not own. In 1997, the minority interest pertained to the 40% of Packard Japan KK we did not own prior to acquiring it in March, 1997.

    NET INCOME (LOSS)

    Due to the factors above, net income (loss) increased $20.7 million to $1.9 million in 1998 from ($18.8 million) in 1997.

LIQUIDITY AND CAPITAL RESOURCES

    Our liquidity requirements arise from net cash used in operations, including research and development expenditures, payments on outstanding indebtedness and funding of acquisitions. We have met our cash requirements through 1999 primarily through bank borrowings, the issuance of our 9 3/8% Senior Subordinated Notes due 2007 and cash provided by operations.

    Approximately half of our revenues are generated from foreign sources, most of which is denominated in currencies other than the U.S. dollar. As such, our reported operating results and financial position are affected by changes in foreign currency exchange rates. A strengthening U.S. dollar against the currencies through which we conduct our business may have a negative impact on U.S. dollar reported operating results. To manage the exposure of fluctuating foreign currency exchange rates, we employ hedging strategies. We purchase various foreign currency forward contracts, at specified levels of coverage, generally for the purpose of hedging firm inventory purchase commitments.

    Net cash provided by operating activities was $6.5 million for 1999, $13.0 million for 1998 and $2.2 million for 1997. The 1999 operating cash flow is primarily a result of that year's operating results prior to non-cash charges, including the favorable effect of a full year of operations of the acquisitions discussed above. These increases were partially offset by an increase in accounts receivable, as well as a $3.0 million payment as part of the settlement of the PerkinElmer Instruments, Inc. litigation in 1999. The 1998 operating cash flow is also a result of that year's operating performance prior to non-cash charges, as well as the addition of CCS Packard and BioSignal during that year. The growth in our core product lines was also particularly strong within the Canberra operating segment which has traditionally generated positive cash flow. 1998 results were negatively affected by $4.0 million of payments made in 1998 in connection with the PerkinElmer Instruments, Inc. litigation. The 1998 operating cash flow also includes $10.8 million from the sale of our gas generation product line. Operating cash flow for 1997 reflects the cash portion of the charge recorded in connection with the recapitalization of our company in 1997, which amounted to approximately $9.4 million. Each of 1997, 1998 and 1999 reflects the negative effect of the interest portion of our debt service requirements on our operating cash flow.

    Net cash used for investing activities was $39.8 million in 1999, $17.0 million in 1998 and $22.2 million in 1997. From 1997 to 1999, our use of cash for investing purposes has increased dramatically, in accordance with our strategic plan and direction. The cash used to acquire businesses consists of the following:

    - Aquila Technologies Group, Inc., which we initially purchased in 1997 for $6.7 million, with aggregate contingent earnout payments of $5.7 million made or accrued as of December 31, 1999;

    - CCS Packard, Inc., which we initially purchased in 1998 for approximately $1.5 million of our common stock and $6.3 million in cash, with aggregate contingent earnout payments of $9.4 million made or accrued as of December 31, 1999;

    - BioSignal, Inc., which we invested in initially in 1997 and purchased the remaining interest of 81% in 1998 for approximately $100,000 of our common stock and $8.6 million in cash;

    - Harwell Instruments Ltd., which we purchased in 1999 for 6.0 million British pounds sterling, or approximately $10.0 million; and

    - Tennelec, Inc., which we purchased in 1999 for approximately
      $10.7 million.

    There have also been significant levels of cash invested in our infrastructure in order to provide for the needs of the growing segments. Two new buildings were acquired and CCS Packard leased a facility requiring leasehold and other improvements. Related to our growth strategy is the investment of available cash into collaborations and other ventures which we believe will bring future financial benefit to the organization. There was a reduction in this area of technology investment during 1999, as compared to prior years, in order to direct available cash to other requirements.

    Net cash provided by (used for) financing activities was $34.9 million in 1999, $0.2 million in 1998 and ($4.7) million in 1997. Financing cash flows consisted primarily of recapitalization activity in 1997 including the initial senior subordinated notes borrowing and term facility utilization and the use of such borrowings to effect the recapitalization and payment of related fees. During 1998 and 1999, financing cash flow proceeds consisted primarily of borrowings under the revolving credit facility to fund strategic acquisitions as well as to fund working capital requirements, as needed. Such borrowings were repaid, to the extent possible, from operating cash flows and other sources.


    We had historically generated sufficient cash flow from operations to meet our working capital requirements as well as to fund capital expenditures, debt service and equity transactions such as dividend payments and stock repurchases. In 1997, in connection with the recapitalization transaction, we increased our long-term indebtedness by $190.0 million and, as a result, debt service requirements were increased significantly as compared with historical levels. The recapitalization and concurrent stock dividend had a significant impact on our consolidated stockholders' equity by reducing our retained earnings to an accumulated deficit and increasing our treasury stock by approximately
$195 million in the aggregate. As of February 29, 2000, we had approximately $16.1 million of funds available under our $75 million revolving credit facility. Monies available under this credit facility are subject to certain restrictions and provisions contained therein.



    Our 9 3/8% $150 million senior subordinated notes are redeemable after March 1, 2002, starting at 104.688%, through March 1, 2004 at which time they are redeemable at 100%. Certain circumstances may occur which would accelerate the redemption of the notes.


    The senior credit facility consists of a $40 million term loan and a $75 million revolving credit facility. The term loan matures in 2003 and bears interest at the Eurodollar rate plus 2.75%. The revolving credit facility matures in 2002 and bears interest at (1) the Eurodollar rate plus 2.375% on U.S. dollar denominated loans or (2) the cost of funds rate, as defined in the revolving credit facility, plus 2.375% on non-U.S. dollar denominated loans. The Eurodollar and cost of funds rates at December 31, 1999 were 6.04% and 3.53%, respectively. The revolving credit facility contains certain customary financial covenants. We were in compliance with all covenants at December 31, 1999.

    Following the completion of the offering, we intend to use significant cash in the areas of acquisitions, collaborations and technology spending. In addition, we plan to use a portion of the offering proceeds to repay the term loan and a portion of the revolving credit facility. We expect these reductions to reduce our debt service requirements including related interest expense. Subsequent to such repayment we expect to have $46.5 million available under the revolving credit facility. In connection with the repayment of this debt, we will incur charges for the write-off of deferred financing fees.

    The revolving credit facility currently prohibits us from paying cash dividends on our common stock. In addition, the guarantee and collateral agreement supporting the revolving credit facility requires us to pledge substantially all of our assets.

SEASONALITY

    The following table summarizes the seasonality of our revenues and income from operations by quarter for the last three years:

                                                        1999
                           ---------------------------------------------------------------
                           FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                           -------------   --------------   -------------   --------------
Revenues.................       22%              24%              24%             30%
Income from operations...       23%              25%              14%             38%

                                                        1998
                           ---------------------------------------------------------------
                           FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                           -------------   --------------   -------------   --------------
Revenues.................       21%              24%              24%             31%
Income from operations...       23%              28%              24%             25%

                                                        1997
                           ---------------------------------------------------------------
                           FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                           -------------   --------------   -------------   --------------
Revenues.................       23%              25%              23%             29%
Income from operations...       29%              28%              16%             27%

    Income from operations percentages exclude the effect of:

    - charges of $18.4 million associated with the 1997 recapitalization;

    - charges of $2.7 million associated with the termination of a product line and the modification of a license in 1999;

    - a compensation charge of $1.8 million associated with stock options granted in December 1999;

    - charges of $6.1 million related to purchased in-process research and development in 1998;

    - charges of $0.8 million in 1997, $1.5 million in 1998 and $1.0 million in 1999 to expense the fair market value adjustment associated with acquired inventories;

    - a $12.1 million litigation settlement charge in 1998; and

    - a gain of $10.8 million recognized in 1998 in connection with the sale of our gas generation product line.

    Seasonality in revenues, which is typical in most years, is due primarily to Canberra's dependence upon customers' seasonal purchasing patterns. Revenues and income from operations are traditionally the highest in the fourth quarter.


NEW ACCOUNTING STANDARDS


    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes the accounting and reporting standards for derivative instruments and for hedging activities. We purchase forward contracts to cover foreign exchange fluctuation risks on intercompany sales to certain of our foreign operations. Such contracts qualify as foreign currency cash flow hedges under Statement No. 133 and, as such, require that gains and losses on such contracts be presented as a component of comprehensive income. The effective date of the Statement (which was deferred through the issuance of issued Statement of Financial Accounting Standard No. 137) is our calendar year commencing January 1, 2001. The Statement is not expected to have a material effect, upon its adoption, on our consolidated operating results or financial position.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. The Bulletin, among other things, provides guidance on revenue recognition when customer acceptance and installation provisions exist. We must adopt the Bulletin as of January 1, 2000. The cumulative effect, if any, of adopting the Bulletin will be recognized as of such date. We are in the process of quantifying the effect, if any, resulting from adopting the Bulletin.


SUBSEQUENT EVENTS



    In March 2000, our Board of Directors vested all options outstanding under our existing stock option plans, effective March 17, 2000. The accelerated vesting will result in a non-cash compensation charge to us of $7.2 million in the quarter ending March 31, 2000.



    Canberra intends to terminate certain product lines associated with its 1999 acquisition of Harwell Instruments, Ltd. Harwell expects to eliminate certain positions and facilities resulting in a charge to us of approximately $2.5 million in the quarter ending March 31, 2000.



    In connection with the offering, certain members of our management will gift certain shares of their own common stock to substantially all employees who do not currently own shares or options to purchase shares of our common stock. Based on the estimated initial public offering price of $17.00, this transfer will result in a non-cash compensation charge to us of $1.9 million in the quarter ending March 31, 2000.

    Due to these events and the potential charge related to the adoption of Staff Accounting Bulletin No. 101 discussed under "--New Accounting Standards," we expect to incur a loss for the first quarter of 2000.


BACKLOG

    Our order backlog was approximately $47.6 million as of January 31, 2000 and $38.2 million as of January 31, 1999, including $2.5 million of the terminated OEM clinical product line. We include in backlog only those orders for which we have received purchase orders and do not include in backlog service contracts or orders for service. Our backlog as of any particular date may not be representative of actual sales for any succeeding period. We expect to ship all of our January 31, 2000 backlog and recognize it as revenues during the remainder of 2000.

YEAR 2000

    Throughout 1999, we engaged in a comprehensive year 2000 compliance plan pursuant to which we conducted an audit of internal systems, products, services and vendors on which we rely. As part of our year 2000 compliance plan, we identified areas believed to pose a year 2000-related risk, and tried to implement all necessary corrective actions that we identified. As of February 29, 2000, we had identified only minor year 2000 related issues, and believe that those problems that have been identified can be remedied and will not have a material adverse effect on our financial condition or results of operations. As of February 29, 2000, we incurred expenses of approximately
$2.5 million associated with our 2000 compliance efforts, the majority of which consisted of internal time and costs. We do not expect our future costs related to the year 2000 to be material. We will continue to monitor our mission critical computer applications, and those of our suppliers and vendors, throughout the year 2000 to ensure that any latent year 2000 matters that may arise are addressed promptly.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


    Foreign currency risk and interest rate risk are the primary sources of market risk to our operations. We manage exposure on certain foreign currency risks through the use of foreign currency forward contracts primarily for the purpose of hedging firm inventory purchase commitments. We do not enter into contracts for trading purposes. Outstanding foreign currency forward contracts as of December 31, 1999 included $2.0 million denominated in Japanese Yen and $0.3 million denominated in other currencies. As of December 31, 1999, unrealized gains (losses) on foreign currency contracts were not significant.

    As of December 31, 1999, we had aggregate variable rate long-term debt of approximately $77.5 million, including borrowings outstanding on our term loan of $37.4 million and on our revolving credit facility of $36.9 million. A 10% change in interest rates would change the annual interest expense on our long-term debt as of December 31, 1999 by approximately $580,000. As of December 31, 1999, $28.5 million of the borrowings on our revolving credit facility were denominated in currencies other than the U.S. dollar, primarily the Eurodollar. To the extent such borrowings remain outstanding, we will be subject to risks associated with future foreign exchange fluctuations.

                                    BUSINESS

    We are a leading global developer, manufacturer and marketer of instruments and related consumables and services for use in the life sciences research and nuclear industries. Our broad technology portfolio and our experience in working in more than 60 countries with market-leading customers have allowed us to establish a worldwide leadership position in many of our primary product categories, with well-recognized brand names and a reputation for high-quality, reliable instruments. For the year ended December 31, 1999, we generated total revenues of $264.9 million.

    We are primarily focused on the rapidly growing areas of drug discovery, genomics and biochip analysis. We are continuing to develop integrated platforms built on our wide range of technologies and instrumentation. These platforms are designed to support the industrialization of drug discovery by bringing the benefits of miniaturization, automation and ultra-high throughput analysis to these areas. Today, we believe we provide the most comprehensive integrated solutions for drug screening applications that allow our customers to increase speed, reduce cost, improve data accuracy and enhance productivity. We intend to build upon our drug screening foundation by expanding on our evolving genomics, biochip and microarray platforms.

PACKARD INSTRUMENT

    Through Packard Instrument, we are a leading company in laboratory automation and have developed scalable platforms built on our worldwide leadership in the manufacturing and marketing of bioanalytical instruments for use in the life sciences research industry. Pharmaceutical and biotechnology companies have recognized that, in order to advance the drug discovery process, significantly greater investments in genomics research and advanced drug screening at high throughput rates are required. Meeting this growing demand with integrated, multitechnology, scalable solutions that span the drug discovery process is a key element of our growth strategy. The development of our genomics analysis, biochip and microarray platforms will complement our well-established drug screening platform.


    Our rich portfolio of proprietary technologies is embodied in our products, consumables and services. We own approximately 50 U.S. and foreign patents and have over 30 patent applications pending in the United States and abroad. According to a recent independent market study, Packard provides the broadest range of products and services to the pharmaceutical drug screening industry. Packard's primary products include:


    - microwell plate readers;

    - imaging systems;

    - automated liquid handling systems;

    - laboratory robotics;

    - bioanalytical spectrometers; and

    - biochemicals and related supplies.


    Packard has strong long-term relationships with a broad customer base that includes substantially all of the 50 largest pharmaceutical and biotechnology companies. We have one of the largest installed bases in the life sciences research industry with over 25,000 instruments. Packard's broad and well-developed customer relationships and extensive installed base not only allow us to generate a recurring revenue stream from services and sales of related consumables, but also provide us with customer insights that are invaluable for the development and commercialization of new products and technologies. Through Packard's worldwide sales, marketing and service organization of approximately 400 individuals, we distribute our instruments and other products and provide services to many of the leading pharmaceutical, biotechnology and agrochemical companies as well as to prominent academic, government and medical laboratories.


CANBERRA INDUSTRIES

    Through Canberra Industries, we are the worldwide leader in analytical instruments and systems used to detect, identify, quantify and monitor radioactive materials for the nuclear industry and related markets. Our thirty-five year history and what we believe to be the largest installed base in the nuclear instrument industry provide us strong brand recognition and an extensive worldwide distribution and support network. Throughout our history we have enjoyed close relationships with key customers, including the U.S. Department of Energy and the International Atomic Energy Agency as well as major utilities and research laboratories, that have resulted in the development of a number of our new technologies and products. More recently, we have been applying our market and technology leadership to the provision of measurement services to our customers.

    We are also a leader in outsourced measurement services that add a new value dimension to our marketplace. The U.S. Department of Energy alone has budgeted $6.3 billion in the current fiscal year to spend on programs for cleaning up sites that were used for the production of nuclear materials for weapons. We believe that an increasing amount of resources spent each year on cleanup efforts will be privatized, providing growth opportunities for outsourced services, such as measurement services provided by Canberra. In addition, we believe that remediation in the nuclear power industry, both domestically and abroad, will provide significant additional opportunities for growth.

PACKARD INSTRUMENT

INDUSTRY OVERVIEW--LIFE SCIENCES RESEARCH AND DRUG DISCOVERY

    The life sciences research industry is undergoing fundamental change and growth resulting principally from the explosive growth in gene discovery and the increasing demand for greater efficiency in the drug discovery process. Industry experts estimate that in the year 2000 the life sciences research industry will spend more than $80 billion on drug discovery research and development. Traditionally, chemists laboriously synthesized new compounds with potential therapeutic activity one at a time or painstakingly isolated them from natural resources. Today, combinatorial chemistry techniques are used to greatly increase the supply and diversity of such compounds. Libraries of hundreds of thousands, or even millions, of compounds are now available for testing in biological assays against disease targets.

    Until recently, life sciences researchers had identified only a few hundred targets. Driven by large-scale DNA sequencing projects, such as the Human Genome Project, life sciences researchers expect to identify tens of thousands of new gene targets as they decipher the genomes of both humans and disease-causing organisms. Sifting through these massive gene pools to identify disease-causing genes will require large-scale experimentation. Determining which gene variations cause or play a role in diseases will be an even greater challenge. Once potential targets are identified, they need to be screened against hundreds of thousands, if not millions, of compounds, a process known as "drug candidate screening." As a result of this dramatic increase in the need for drug candidate screening, industry experts agree that new bioanalytical tools and optimized processes will be required to improve the overall efficiency of the drug discovery process. It is generally accepted that industrialization and automation of repetitive activities will be required to streamline the drug discovery process.

                           THE DRUG DISCOVERY PROCESS

    [A flow chart describes the drug discovery process as follows: "compounds" derived from "compound libraries" in a processes known as "combinatorial chemistry," on the one hand, and "targets" derived from processes known as "functional and structural genomics" and "proteomics" (or "protein function") lead to "assays," "screening" and "lead optimization" (the "drug candidate screening"), then to "Early ADME/Tox," "pre-clinical testing" and "clinical trials" (the "drug development") and then to "commercialization."]

    GENOMICS

    STRUCTURAL GENOMICS

    Interest in understanding the relationships between genes and diseases has generated a worldwide effort to identify the structure and sequence of the genes of many organisms, including the approximately 3 billion DNA base pairs comprising the approximately 100,000 genes within the human genome. Known as the Human Genome Project, this project is expected to identify most of the human genes by the year 2001. While the portfolio of existing drugs is believed to act only on approximately 500 gene products or targets, scientists believe that 5,000 to 10,000 gene products represent the majority of the important drug targets from which therapeutic products may be developed. In addition to human-related genomics, the sequencing of the genome of disease-causing organisms is producing numerous potential targets for drugs to treat infectious diseases.

    FUNCTIONAL GENOMICS

    We anticipate that, once researchers identify the structure of a gene and sequence of its base pairs, the identification and validation of new drug targets will require an understanding of the specific function and role of that gene in diseases. This effort will require many years of additional research and large-scale bioanalytical experimentation with millions of samples. Single nucleotide polymorphism, or SNP, genotyping and gene expression analysis, described below, are considered essential techniques to determine the function and association of genes with specific diseases.

    SINGLE NUCLEOTIDE POLYMORPHISM GENOTYPING. SNP genotyping is the process of analyzing locations within a genome where variations in a gene sequence, or genetic polymorphisms, are known to exist. Genetic polymorphisms play a role in an individual's susceptibility to disease and response to drugs.

SNPs are the most common type of genetic variation. There are an estimated 3 to 10 million SNPs in the human genome, but only a small fraction have been identified to date. This number is expected to increase dramatically as both public efforts, such as the SNP Consortium, and numerous individual companies that have initiated programs, attempt to identify hundreds of thousands of human SNPs.

    The identification of a SNP does not indicate whether or how it may relate to human health. To relate SNPs to disease or drug response, SNPs must be measured, or typed, in hundreds of thousands of people and correlated with clinical data describing the health of those individuals. These studies will require hundreds of millions of measurements. As more and more SNPs are identified, a new market is quickly emerging for high throughput detection of SNP genotypes. A portion of the need for this high throughput will be created in the clinical trials and commercialization stages through "pharmacogenomics," which is an approach to drug development that utilizes genotypic information to develop highly specific drugs.

    GENE EXPRESSION ANALYSIS. Gene expression is the process by which a gene's coded information is ultimately translated into the production of proteins within a cell. While all cells contain the full set of genomic DNA, different cells express different sets of genes depending on cell type and environmental conditions. Certain diseases also arise from the over or under expression of genes. Gene expression levels are measured by detecting differences in messenger RNA, or mRNA, patterns. mRNA serves as a template for the production of proteins. A primary application of this process is differential gene expression analysis, where researchers compare the genes expressed in healthy and diseased samples to identify specific genes involved in a particular disease process. Another common application involves measuring a change in expression of certain genes when researchers add drug candidates to cells.

    As researchers identify more genes from the genome sequencing projects, we expect the market for expression analysis technologies to grow significantly. For example, faster and more efficient instrumentation will enable researchers to screen a compound library more effectively and look for those compounds that affect expression of certain genes in a beneficial way, or develop a screening system to assess the toxicological effect of a set of new drug leads.

    PROTEOMICS

    PROTEIN FUNCTION

    Instead of analyzing a gene or its mRNA, proteomic research studies the function of genes by direct analysis of the gene product, or protein. A "proteome" is defined as a set of functional proteins encoded by a gene and is the protein complement of the genome. A systematic analysis of the protein profiles of healthy and diseased tissue may identify disease-specific proteins. Initially, proteomics will complement functional genomics for the identification and validation of targets. Once sets of candidate proteins believed to be associated with certain diseases have been identified and characterized, high throughput technologies will be required to screen the effect of drug candidates on protein expression or to perform clinical studies and diagnostic analyses.

    TARGETS

    Targets are specific biological molecules, usually proteins, which are believed to have a significant role in the onset or development of a disease. Target identification involves acquiring knowledge about the role a particular molecule plays in the body in order to determine whether it might be a good target for further investigation. Target validation is the demonstration that affecting the function of a particular target has a positive effect on the course of a disease. Target validation employs a variety of scientific research, including the analysis of mRNA, proteins and cells. Today, while this activity is often associated with proteomic studies, it is most often initiated with genomics studies.

    COMBINATORIAL CHEMISTRY

    COMPOUNDS

    Over decades, chemists in major pharmaceutical and chemical companies built up libraries of hundreds of thousands of compounds. These compounds were usually obtained by chemical synthesis one at a time or, alternatively, by isolation from natural sources. During the last few years, however, many corporate and academic groups have developed combinatorial chemistry techniques that combine compounds to greatly increase the supply and diversity of small molecules for screening. As a result, most companies now have access to millions of compounds to be tested against established or new targets and yield potential lead compounds for the development of new medicines. These vast numbers of compounds, combined with the explosion in new targets, present a substantial challenge to the drug discovery process and create a need for faster and more cost-efficient screening.

    DRUG CANDIDATE SCREENING

    Drug candidate screening generally involves testing of large libraries of different compounds in relatively simple assays, or tests, containing targets identified through genomics and proteomics research. Assays are employed to determine the effect of a compound upon a particular target. When applied methodically, assays can be used as screens to identify active chemicals, referred to as "hits," that may produce a desired effect upon a target's function. Lead compounds can be identified by additional screening of hits and may then be optimized to generate candidate compounds for development as potential medicines.

    ASSAYS

    Assay development, in the context of screening compounds against a new target, refers to a test a researcher must develop for measuring whether particular compounds in a library interact with the target in a certain manner. The type of assay utilized for drug screening depends on the target under investigation and the type of information being sought. Researchers design some assays to measure whether and how tightly a compound binds to a target, such as the binding of a drug to a protein. Other assays are designed to measure whether and to what degree a compound reduces the biological activity of a target, such as the activity of an enzyme. In other cases, researchers test compound collections against living cells and measure a particular cellular response, such as a change in expression level of one or more genes. Targets can be incorporated into either biochemical or cell-based assays. A biochemical assay involves a target that is isolated from its natural cellular environment. Cell-based assays test compounds on targets functioning in the environment of living human or other mammalian cells. For lead optimization, described below, cell-based assays provide a number of advantages, including greater predictive value of therapeutic effect and potential toxicity. However, cell-based assays have typically been more difficult and time consuming to develop and to perform due to difficulties in detecting the function of a target in a living cell and the inherent technical complexities of using human or other mammalian cells in drug screens.

    SCREENING

    Screening is the process of methodically testing libraries of compounds for potential therapeutic value by using assays to determine if any of the tested compounds affect a selected target. Primary screening involves performing an identical test on each compound in a large library to identify hits. Re-testing confirms initial hits and secondary screening refines the initial evaluation of hits. For example, secondary screening may measure a hit's "potency," which is the amount of the hit compound required to exert its effect, and "specificity," which is the degree to which the hit exerts its effect on the defined target rather than unintended targets. With the rapidly growing list of targets identified by genomics programs, the major pharmaceutical companies are moving towards screening up to 100 targets annually against libraries of up to one million compounds using semi-automated or high throughput screening systems.

    LEAD OPTIMIZATION

    Lead optimization refers to the process of sorting through compounds that emerge from the screening process, and involves conducting successive rounds of chemical alterations and biological tests to find compounds likely to have appropriate drug properties. Like target validation, lead optimization involves a variety of methods, including protein and cellular analysis, chemical synthesis and high throughput experimentation.

    DRUG DEVELOPMENT

    EARLY ADME/TOX AND PRE-CLINICAL TESTING

    ADME/Tox stands for the following properties of a lead compound: absorption by the intestinal systems, distribution within the body, metabolism by the liver and other systems, excretion and toxicity. The ADME/Tox phase is typically conducted during pre-clinical studies. However, to avoid costly and time-consuming pre-clinical experiments, simplified molecular and cellular model systems that mimic mammalian physiology are often used to gain information about the lead's solubility in blood plasma, its cell penetration capabilities or its toxicity. These studies in these surrogate molecular and cellular systems, referred to as "Early ADME/Tox," are bridging the gap between a need for high throughput and true physiological information about lead compounds.

    CLINICAL TRIALS AND COMMERCIALIZATION

    Clinical trials test pharmaceutical product candidates in humans to demonstrate their safety and efficacy. Because clinical trials are the most expensive part of drug development, pharmaceutical companies are attempting to improve the outcomes of clinical trials by using genomic approaches to drug development. In order to use genomics in a clinical trial, each patient's genetic make-up must be analyzed. This could entail analysis of thousands of different SNPs in a patient's DNA which, for a 1,000 patient trial, would require generating millions of data points. The successful outcome of clinical trials may result in regulatory approval to commercialize the new drug product.

SHORTCOMINGS OF THE DRUG DISCOVERY PROCESS

    Industry experts estimate that in the year 2000 pharmaceutical and biotechnology companies will spend more than $80 billion for research and development of new pharmaceuticals, more than $10 billion of which will be spent on drug candidate screening. Despite these heavy investments, the largest companies in the industry do not believe they have the means to generate an adequate rate of new drug applications for regulatory approval. A significant opportunity to discover greater numbers of higher quality drug candidates has been created by the recent dramatic increases in the number of potential targets and the size and diversity of compound libraries. These increasing numbers of gene targets and compounds, however, have also created shortcomings in the drug discovery process. We believe that the following technology limitations are currently hindering efficiency improvements in the drug discovery process.

    INSUFFICIENT SPEED DUE TO LACK OF INTEGRATED AUTOMATION

    Most drug discovery facilities rely on screening massive numbers of samples for functional genomics and drug screening applications. Throughput is currently limited by the preparation and movement of samples through the process of plate and liquid handling, incubation, washing and finally into the detection area, as opposed to the actual analysis time. For example, to perform one high throughput screen, researchers typically need to remove thousands of compounds from storage and transfer small amounts of these compounds to hundreds of new plates. They then add fluid to dilute them and transfer a portion of the diluted compound to another set of plates. After adding a target and reagents, they move the plates to an incubation station and incubate the reaction mixture for a precise period of time. They then may separate the non-active portion from the reaction by washing the plates, and transfer the plates to a detection instrument to scan the plates and to see the results. Finally, they discard all the plates. The whole process can take a team of researchers weeks or months to complete, and must be repeated to test the same compounds against the next pharmaceutical target.

    We believe that, in order for drug discovery to reach the next level of performance, each process module, including robotics, liquid handling, assay reagents and detection systems, must be linked and integrated in a highly automated or industrialized manner.

    LIMITATIONS IN THE MINIATURIZATION OF ASSAYS

    To stay competitive and meet their goals for operational and financial growth, pharmaceutical companies will have to increase significantly the number of new drugs they introduce into clinical trials each year. Capacity increases in drug candidate screening, SNP detection and gene expression analysis will be required to meet these objectives. However, industry experts agree that such capacity increases will not be economically feasible unless assays can be miniaturized. Currently, three fundamental problems need to be addressed to successfully miniaturize drug discovery assays:

    - sample preparation and liquid handling must be performed at the picoliter to nanoliter level rather than at the current microliter volumes;

    - the evaporation of these tiny volumes of liquids during the sample preparation process must be minimized; and

    - highly sensitive detection chemistries and equipment are required to detect biological reactions in extremely small volumes.

    Too often, assays are being miniaturized by increasing the concentration of the reagents which, in turn, negates any cost savings from volume reductions. In addition to reagents cost savings, as throughputs increase, miniaturization becomes essential to avoid depletion of precious compound libraries and to reduce the consumption costs of recombinant protein targets.

    TOO MANY FAILURES, TOO LATE IN THE PROCESS

    The cost of drug discovery increases exponentially as a lead moves through the discovery process. The cost of screening a compound is usually below ten dollars, while the cost of developing a drug candidate at later stages of the development can run in the hundreds of millions of dollars, especially during clinical trials and the regulatory approval process. With the largest cause of failure in the clinic being toxicology issues, the incorporation of high throughput approaches for ADME/Tox screening in discovery will greatly benefit any pharmaceutical company. Drug lead failures late in the process should be significantly reduced through the use of so-called functional assays that monitor the effect of drug candidates on living cells, and the implementation of high throughput gene expression profiling using microarray formats to reject compounds having unacceptable toxicity profiles.

PACKARD'S TECHNOLOGY PORTFOLIO

    We are developing one of the broadest portfolios of technologies, products and services to support the drug discovery industry and to address current shortcomings in most stages of the drug discovery process. We believe that, in order to support more efficient drug discovery, industrialized platforms that optimize the use of technology components are required. Please refer to "--Intellectual Property" for more information regarding licenses relating to these products.

    PROPRIETARY ASSAY REAGENTS

    We have internally developed or exclusively licensed a broad range of proprietary assay technologies, which we believe exhibit significant advantages over existing high throughput assays in terms of sensitivity, miniaturization capability and versatility. Because these are "one-step" or homogeneous assays, which do not require additional separation or washing steps, they enable high throughput analysis and fully automated screening. In addition, our assay portfolio covers a wide range of both biochemical and cell-based assays, and can be used against most major classes of drug targets in most therapeutic areas. Our assay portfolio consists of:

    - ALPHA. Amplified Luminescent Proximity Homogeneous Assay, or ALPHA, is a homogeneous assay technology for biochemical and molecular assays exclusively licensed from Dade Behring, Inc. As a result of its signal amplification characteristics, ALPHA has superior sensitivity enabling ease of use, throughputs of greater than 250,000 samples per day and excellent miniaturization capabilities. Without the need to increase reagent concentrations, ALPHA offers the sensitivity of heterogeneous assays in a homogeneous format, and enables assay miniaturization to very small volumes. Released to the market in late 1999, this technology is expected to find widespread acceptance for a wide range of drug discovery assays. In addition, ALPHA can be configured to run two tests within one assay, which makes it particularly useful for ultra-high throughput genomics applications, such as SNP detection and gene expression analysis;

    - BRET. We consider Bioluminescence Resonance Energy Transfer, or BRET, a breakthrough luminescent assay technology for proteomic studies in live mammalian cells. This new technology is in its final stages of testing and we currently expect to make it commercially available later this year. It is designed to significantly increase the speed of developing assays for new gene targets by decreasing steps necessary in protein analysis. This technology is licensed exclusively from Vanderbilt University;

    - LUCLITE. In 1996, we introduced, under the trade name LucLite, a glow-type luminescent substrate that for the first time enabled ultra-high throughput screening of gene expressions in cells. Today, we estimate that LucLite reagents have been used to screen over 60 million compounds worldwide;

    - FLASHPLATE. FlashPlate scintillation proximity assay technology was introduced in the early 1990's for homogeneous radioisotopic applications. Despite the trend away from the use of radioisotopes, we believe that radioisotopic assays will remain useful for a significant percentage of drug discovery assays because it is possible to label a compound with a radioisotope without altering its chemical structure. We currently distribute FlashPlates through NEN Life Science Products, Inc. under an exclusive license agreement; and


    - HTRF. Introduced in 1996, Homogeneous Time-Resolved Fluorescence, or HTRF, was the first homogeneous assay technology using fluorescence as opposed to radioisotopic labeling that has found widespread use in the pharmaceutical industry for high throughput screening of enzyme, protein-protein interaction and other molecular interaction assays. HTRF provides an improvement over homogeneous radioisotopic assays as it does not require radioisotopic labeling, and provides fivefold throughput increases to over 50,000 samples per day. This technology is licensed exclusively from CIS bio international.


    PROPRIETARY ASSAY FORMATS

    Today, the large majority of high throughput assays are conducted in standardized plastic plates having 96 small reservoirs, or "wells," to facilitate parallel experimentation. Driven by higher throughput needs, parallel processing requirements and cost constraints, the industry is rapidly moving towards miniaturized assay formats which include high-density microwell plates, lab-on-a-chip and biochip/microarray formats. We believe that we are the only company that will be able to offer all these assay formats and provide compatible high throughput assay platforms. These capabilities will give our customers a migration path to miniaturized assays as applications emerge.

    - MICROWELL PLATES. We have built a reputation as a specialty microwell plate supplier for high throughput assays in the drug discovery market. We have proprietary plates for cell-based assays, filtration assays and scintillation proximity assays in both 96- and 384-well formats. In addition, we are working closely with other manufacturers to develop 1536-well plates suited for conducting the miniaturized assays enabled by our new ALPHA and BRET assay technologies.

    - LABCARD CHIPS. Through an agreement with ACLARA BioSciences, Inc., we have obtained exclusive access and distribution rights to 96-well Oasis LabCard chips to enable miniaturization of homogeneous assays beyond the capabilities of microwell plates. These LabCard chips are similar in size and format to existing microwell plates. However, through the use of microfluidic channels, one can conduct assays in volumes as small as one thousandth the volume allowed by today's microwell plates. Unlike microarrays that are limited to conducting solid-phase DNA assays, the Oasis LabCard chips act as "wet chips," allowing assays to be conducted in solution phase, thus expanding application versatility.

    - HYDROGEL CHIPS. We have a co-exclusive license with Motorola, Inc. to commercialize the biochip technology developed at Argonne National Laboratory. Consisting of a thin hydrogel film on a glass substrate, hydrogel chips provide a "three-dimensional" substrate for the immobilization of nucleic acids and proteins in microarray formats with densities of up to thousands of elements per square centimeter. Microarrays can be produced in two formats: at the bottom of the wells of microwell plates, so called Microarray Plates, or on standard format glass microscope slides, so called biochips. Because the hydrogel provides an aqueous microenvironment for biological reactions, hydrogel chips are suited for the production of both DNA-chips and protein-chips.

    PROPRIETARY MICROFLUIDICS AND ROBOTICS

    We have internally developed a number of products to miniaturize sample preparation and automate high throughput systems. Our microfluidics and robotics portfolio includes:

    - PIEZO-TIP MICROFLUIDICS. This unique liquid handling technology utilizes piezoelectric actuators to "squeeze" glass tips in order to dispense pre-determined numbers of picoliter size droplets at high frequency in miniaturized wells or on solid surfaces. This "drop-on-demand" technology enables the tips to dispense volumes ranging from 300 picoliters to several microliters with great precision and accuracy. Several proprietary techniques are being used to implement banks of piezo-tips on microfluidic robots able to routinely aspirate, transfer and dispense minute quantities of samples and reagents from standard labware to miniaturized devices such as LabCard chips or microarrays.


    - PLATETRAK ROBOTICS. These industrial-strength microwell plate and liquid handling robotics use linear bi-directional conveyor belts to process samples at very high throughputs. The combination of various process modules, such as 96- and 384-tip liquid dispensing, washing, filtration, sealing, barcode reading and plate stacker modules, permits the automation of virtually any high throughput sample preparation protocol. In addition, a "pick-and-place" robotic arm allows the system to support peripheral devices such as incubators, thermal cyclers and microwell plate readers in the automation process.

    PROPRIETARY DETECTION TECHNOLOGIES

    We have developed a portfolio of ultra-high throughput detection techniques to integrate our assay technologies with our robotics platforms. Among the products incorporating these techniques are:

    - MICROWELL PLATE READERS. Microwell plate readers are bioanalytical devices designed to measure sample activity in the wells of a microwell plate. Our microwell plate readers use various proprietary optical detection technologies to analyze samples from scintillation, luminescence, fluorescence, time-resolved fluorescence and ALPHA assays. Single-photon counting electronics are combined with parallel detection optics to meet ultra-high throughput needs.

    - FIBER-OPTIC IMAGERS. Fiber-optic imagers are bioanalytical devices designed to obtain images and analyze the activity of samples in various sample formats. The imagers we are currently developing use highly-sensitive "charge coupled devices," or CCD, coupled to the sample through fiber optics to obtain images of sample arrays, whether in microwell plate, LabCard chip or biochip/microarray format. Our patented fiber-optic imaging technology avoids the use of lenses to project images of samples onto the CCD detection device. This results in better light gathering efficiencies, higher measurement throughputs and more accurate and quantitative analytical data.

    OTHER TECHNOLOGIES AND SERVICES

    We believe that our technologies in gene cloning and expression, and our broad portfolio of proprietary assay development tools, provide opportunities for high margin services and outsourcing arrangements.

    - RAPID EXPRESSION AND TARGET VALIDATION. We hold various exclusive and non-exclusive licenses to gene expression technologies, including mammalian, viral and microbial expression systems. These technologies, combined with gene cloning expertise and state-of-the-art cell culture facilities, enable rapid genetic engineering of cells expressing new protein targets for target validation by pharmacological analysis.

    - ASSAY DEVELOPMENT AND SCREENING SERVICES. We have extensive experience in the purification of a wide range of proteins, including affinity purification with engineered genetic "tags." To facilitate rapid assay development for high throughput screening, we also maintain a portfolio of proprietary assays for receptors, reporter genes, and biochemical and cell-based assays.

PACKARD'S INDUSTRIALIZED PLATFORMS AND SOLUTIONS

    According to a recent independent market research study, we provide the broadest range of products and services to the pharmaceutical drug screening industry. Whereas many technology companies offer a solution for one individual component of the broader drug discovery process, we are integrating numerous proven technologies into our product offerings so that the entire process can operate with greater efficiency. Our approach is aimed at total integration of our technologies, which were developed to eliminate present-day shortcomings from the drug discovery process. Our integrated platforms are designed to support the industrialization of drug discovery by bringing the benefits of miniaturization, integration and automation to high throughput applications such as drug screening, SNP detection and gene expression analysis. Today, we believe we provide the most comprehensive integrated solutions for drug screening applications that allow our customers to increase speed, reduce cost, improve data accuracy and enhance productivity. We intend to build upon our drug screening foundation by expanding on our evolving genomics, biochip and microarray platforms.

    The primary features of our integrated system are:

    - MINIATURIZATION. Unlike other microfluidic systems, our devices use a miniaturization approach based on standardized microwell plate sizes in order to maintain compatibility with most laboratory equipment. Our piezo-tip dispensers can automatically miniaturize liquid handling procedures to sub-nanoliter volumes. For solution-based assays, the unique capillary design of the Oasis LabCard chips eliminates evaporation problems, even when volumes as small as one-thousandth of current microwell volumes are used. In addition, our piezo-tip dispensers can be used to produce microarrays on chips for solid-phase applications.

    - AUTOMATION. Our PlateTrak microwell plate and liquid handling robots were the first to use bi-directional conveyor belts to process samples at very high throughput. The recent addition of on-line incubation and detection makes this system the first to totally integrate assay assembly, incubation and detection in one space-saving analytical configuration. Complete experiments for both molecular and live cell screening assays, as well as for high throughput genomics assays such as SNP detection and gene expression, can be automated using these platforms. Depending on the assay, the PlateTrak robotic system will process and analyze samples in microwell plates, LabCard chips or Microarray Plates.

    - ULTRA-HIGH THROUGHPUT. By integrating our multi-detector microwell plate readers and fiber-optic imaging detectors on our PlateTrak's bi-directional robotic system, analytical throughputs will match the proven high-speed sample preparation capabilities of the system. Through the automated process line approach for sample preparation, liquid handling, incubation and detection, throughputs of hundreds of thousands of samples per day can be achieved for a wide range of assays.

    The advantages of our current industrialized platforms and those under development are listed in the following table:

         FEATURE                ENABLING TECHNOLOGIES                    BENEFITS
-------------------------  --------------------------------  --------------------------------
MINIATURIZATION            - Piezo-tip liquid handling       - Parallel analysis
                           - LabCard chips, Microarray       - Low cost per test
                             Plates                          - Compound and target savings
                           - ALPHA and BRET assays

AUTOMATION                 - PlateTrak robotic system        - Reduces labor intensity
                           - Homogeneous, one-step assays    - Enables miniaturization
                           - On-line fiber-optic imaging

ULTRA-HIGH THROUGHPUT      - Multi-tip liquid handling       - Time savings
                           - Parallel plate processing       - Faster lead discovery
                           - Parallel sample detection       - Greater capacity

MULTI-ASSAY CAPABILITY     - Biochemical/binding assays      - Target validation
                           - Cell-based functional assays    - Lead discovery/optimization
                           - Microarray assays

HIGH-QUALITY DATA          - Homogeneous, separation-free    - Reduces false positives
                             assays                          - Reduces late failures
                           - Assay portfolio

STANDARD ASSAY FORMATS     - 96-, 384- and 1536-well plates  - Migration to high-density
                           - Oasis LabCard chips               formats
                           - Microarray Plates               - Compatibility with standard
                                                               laboratory equipment

ASSAY DEVELOPMENT          - "Gene-to-screen" assay          - Process integration
  SERVICES                   development                     - Savings in time and cost of
                           - Assay and platform integration    assay development

    For over five years, we have installed elements of our system at substantially all of the 50 largest pharmaceutical and biotechnology companies worldwide. Leading companies such as Merck, Amgen, Hoffmann-LaRoche, Schering-Plough and AstraZeneca together have purchased hundreds of our microwell plate readers and numerous liquid handling robots, and rely on us to streamline their drug discovery process.

    INDUSTRIALIZED DRUG SCREENING PLATFORM


    Our industrialized drug screening platform allows high throughput screening facilities to transition from conventional microwell plates, to high-density microwell plates, to Oasis LabCard chips and ultimately to Microarray Plates. Our platform builds upon PlateTrak "assembly-line" technology for ultra-high throughput automation, proprietary piezo-tip dispensing technology for miniaturization, ultra-sensitive luminescence detection technologies for both biochemical and cell-based assays, and integrated detection capabilities using either microwell plate readers or fiber-optic based imaging. We believe these applications can be further extended beyond conventional screening by combining the multi-tip liquid dispensing technology with multi-fiber optics imaging for simultaneous injection of compounds and measurement of their instantaneous response on live intact cells. Simultaneous data from all wells would provide enhanced information on drug lead affinity, efficacy and function from a single assay, thereby helping to identify drug candidate failures early in the process.


    Our industrialized drug screening platform system and process are depicted in the following chart:

                     INDUSTRALIZED DRUG SCREENING PLATFORM

[A flow chart describes the interaction (by means of interconnecting arrows) of our industrialized drug screening platform with certain items (namely, assays, screening and lead optimization) of the drug discovery process flowchart described under "--Industry Overview--Life Sciences Research and Drug Discovery," as follows: two arrows, one from "compounds" and the other from "targets", point to "automation" (PlateTrak robotics and piezo-tip microfluidics), which in turn points to "Assays" (fast incubation and no separation/wash) and then to "Detection (UHTS)" (microwell plate reader and fiber-optic imager). Two additional arrows, one from "assay reagents" (ALPHA/HTRF, LucLite/BRET and FlashPlate) and the other from "assay format" (microwell plates, LabCard chips and Microarray Plates), point to "assays"]

    - AUTOMATION. We believe our PlateTrak robotic system can automate the sample preparation of virtually any high throughput screening protocol using a modular conveyor approach that combines automated microwell plate processing robotics with proprietary 96- and 384-tip liquid dispensing modules. Today, assays can be conducted in 96-, 384- and 1536-well plates. We believe further miniaturization will be possible through the use of piezo-tip liquid handling technology and Oasis LabCard chips or Microarray Plates.


    - ASSAYS. Automated high throughput preparative tools are compatible with our HTRF technology for biochemical assay measurements, as well as with LucLite substrates for cell-based reporter gene assays. The introduction of our ALPHA and BRET assay technologies is expected to provide enhanced performance. ALPHA enables scaling down assays into 1536-well plates, and we plan to adapt ALPHA to the sub-microliter format of the Oasis LabCard chips. BRET is still under development and is expected to extend the applications of the platform to functional genomics and proteomic assays in live cells. In addition, by integrating our fiber-optic imaging technology onto the platform, we intend to expand automated assay processing to allow for scintillation proximity assays, as well as kinetic measurements of compound-target interactions by measuring luminescence and fluorescence signals in live cell assays.



    - DETECTION. The integration of our microwell plate readers results in high throughput screening platforms with superior performance for scintillation, luminescence, HTRF and ALPHA assays. Our microwell plate reader products are highly sensitive, high throughput detection systems, capable of performing low-volume assays in small-volume 384-well plates for HTRF, and 1536-well plates and Oasis LabCard chips for ALPHA. Throughputs of 50,000 to over 250,000 samples per day can be achieved per instrument for HTRF and ALPHA, respectively. In addition, by virtue of integrating fiber-optic imaging technology, we believe our ultra-high throughput screening platform will keep its competitive edge over other automated screening systems.


    INDUSTRIALIZED GENOMICS ANALYSIS PLATFORM


    We are extending the applications of our industrialized high throughput drug screening platform to genomics analysis. We believe that our industrial-strength automated process line can be successfully adapted to meet the growing high throughput requirements for SNP genotyping and gene expression analysis, so called mRNA measurements. This platform is intended for use in candidate-gene approaches, where a limited number of genes or SNPs suspected to be associated with diseases are screened against large numbers of samples. These applications include screening compound libraries for new drug leads, or studying the effect of candidate drugs on expression levels of genes associated with drug toxicity and efficacy, so called Early ADME/Tox studies. In addition, industry experts anticipate that there will be large demand for screening SNP candidates in a great number of individuals to confirm disease association, and to conduct large-scale pharmacogenomics studies. Like our drug screening platform, we believe that our integrated genomics system will address three key issues associated with high throughput SNP genotyping: automation, throughput and cost. The following chart illustrates the various elements of the platform.

                   INDUSTRIALIZED GENOMICS ANALYSIS PLATFORM


[A flow chart describes the interaction (by means of interconnecting arrows) of our industrialized genomics analysis platform with certain items (namely, functional genomics, lead optimization, Early ADME/Tox and clinical trials) of the drug discovery process flowchart described under "--Industry Overview--Life Sciences Research and Drug Discovery," as follows: two arrows, one from "samples" and the other from "consumables," point to "automation" (nucleic acid extraction/purification), which in turn points to "assays" (amplification and hybridization) and then to "detection" (microwell plate reader and fiber-optic imager). Two additional arrows, one from "assay reagents" (dual-label ALPHA) and the other from "assay format" (microwell plates, LabCard chip and Microarray Plate) point to "assays" (amplification and hybridization).]


    - AUTOMATION. By taking full advantage of the flexibility and parallel plate processing capabilities of the PlateTrak robotic platform, complex molecular biology sample preparation procedures, such as DNA/RNA extraction, purification, amplification and hybridization, can be totally automated at high throughput. Moreover, the use of dual-color ALPHA reagents is expected to eliminate the need for post amplification reactions. The simultaneous addition of amplification reagents, hybridization probes and dual-color detection probes should offer many procedural advantages, as it enables amplification and detection in closed sample containers (sealed microwell plates or LabCard chips). In addition to facilitating total automation, this feature should eliminate potential lab contamination, which is a major problem with open container DNA amplification systems such as polymerase chain reaction, or PCR. This ability to avoid cross-contamination will also eliminate "false positive" results, giving the system the robustness required for industrial-strength genotyping. We believe that, through the use of small-volume 384-well plates, the cost per SNP analysis can be reduced to levels below that of most current, often laborious techniques. If we succeed in adapting the system to use ACLARA's Oasis LabCard chips, to which we have exclusive distribution rights, we will have a competitive advantage to lower cost further to levels that make mass analysis possible.

    - ASSAYS. Our preferred assay method for genomics analysis uses hybridization with dual-color ALPHA detection. Two color detection allows the determination of the two possible bases of SNPs in a single well. Moreover, because at least one color must be present, two color reactions have their inherent internal quality control. ALPHA labels are very stable in stringent amplification and hybridization reactions. In addition, the homogeneous, one-step nature of ALPHA makes it possible to perform DNA amplification and probe hybridization followed by detection in the same reaction wells without having to open the wells after temperature cycling. Our approach avoids evaporation, enables miniaturization and eliminates cross-contamination by

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
      the amplified product. Other applications of this ALPHA-based genetic analysis platform are: gene expression analysis, DNA molarity testing and quantitative PCR amplification.

    - DETECTION. This integrated genomics analysis platform will employ high throughput laser-based ALPHA detectors using either multiple discrete detectors or fiber-optic imaging technology. The measurement time per SNP is just a few seconds, and so far, testing conducted with real-world genomic samples gave consistent, high signal-to-noise ratios, making it possible to automate genotype determination through software interpretation of the data. We believe that we will be able to achieve throughputs greater than 25,000 samples per day with a single, integrated system.


    Although this high throughput genetic analysis platform is still under development, most of its critical components and processes have been proven at various customer and collaborator sites. The complete sample preparation process has been automated at the genome center of the Whitehead Institute, while the dual-color ALPHA chemistry has been evaluated by Dade Behring, Inc. Real-world SNP analysis tests, using single-color ALPHA with genomic samples of the Montreal Genome Centre, resulted in 99% genotype identification accuracy. The use of dual-color ALPHA should result in further accuracy improvements. We believe that by building upon our high throughput screening platform we can bring the benefit of proven automation technology to SNP detection, and other genetic analysis methods.


    BIOCHIPS AND MICROARRAYS

    Although still under development, most critical components and processes of our biochip platform have been developed and tested. The biochip or microarray is part of an integrated system that begins with the deposition of genes and proteins, referred to as the "probe," on the surface of a flat substrate, referred to as "chip." Sample DNA or protein, the "target," is prepared independently and applied to the biochip for hybridization. After hybridization between complementary DNA sequences in the sample target and the probe DNA immobilized on the chip, the hybridization signals are detected and analyzed.

    The use of our proprietary non-contact, drop-on-demand piezo-tip dispensing robotics enables the production of microarrays/biochips on virtually any substrate, and with virtually any probe, whether synthetic DNA, gene fragments or proteins. This flexibility enables the production of custom biochips with low set-up costs and fast turn-around time. Our business model is based on both the internal production of such chips, and the transfer of our piezo-tip production tools and best production practices to customers against the payment of technology transfer and licensing fees. We believe this gives us a significant competitive advantage over our competitors as it enables our customers to maintain confidentiality with respect to their bioinformatics.

    In addition, we plan to produce and distribute biochips made with our proprietary hydrogel chip. This will result in differentiated performance and an improved intellectual property position. The hydrogel chip is a three-dimensional, porous substrate which avoids some of the fundamental array density patents that encumber this field. In addition, hydrogel chips provide an aqueous microenvironment for the immobilization of probes and the hybridization of targets. We believe that this feature, and the fact that DNA is deposited within a hydrogel film on the chip rather than synthesized, gives us considerable freedom to operate in the DNA chip market. The following chart of our platform illustrates this process.

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                        BIOCHIP AND MICROARRAY PLATFORM

    [A flow chart describes the interaction (by means of interconnecting arrows) of our biochip and microarray platform with all items of the drug discovery process flowchart (except "structural genomics," "compound libraries" and "pre-clinical testing) described under "--Industry Overview--Life Sciences Research and Drug Discovery," as follows: two arrows point, one from "samples" to "sample preparation" (extraction, purification, amplification and pooling) and the other from "DNA, proteins" to "biochip production" (Biochip Arrayer and chip, hydrogel and custom), and both to "assays" (hybridization and washing) and then to "detection" (imaging). Another arrow points from "assay format" (biochip slide and Microarray Plate) to "Assays" (hybridization and washing).]

    - BIOCHIP PRODUCTION. The major advantages of our piezo-tip biochip production tools are the high-quality and excellent precision of the microarrays, the flexibility to dispense synthetic DNA, gene fragments, or cDNA, and proteins on both porous and non-porous substrates. Competing arraying technologies use pin tools to dispense sample by touching the non-porous chip substrate. Dispensing accuracy is affected by the quality of the pin, the proximity of the pin to the substrate, and precision varies because of non-uniformity of the substrate or surface variability between substrates. In addition, we believe our production process offers more flexibility than the photolithographic DNA synthesis method where cDNA and proteins cannot be applied. As for the chip substrate, we can produce biochips using either the customer's substrate, or our own proprietary hydrogel substrate. Hydrogels provide a three dimensional structure enabling biomolecular interactions to occur in an aqueous microenvironment. Samples are aspirated from source vessels such as microwell plates and arrayed on biochip substrates by dispensing 300 picoliter droplets of probe material.


      Our first generation product, the Biochip Arrayer I, designed for low throughput research applications, features four piezo-tip dispensers. Our high throughput Biochip Arrayer II, currently under development for high-capacity production applications, features 8 piezo-tips, upgradable to 48 tips, and is capable of "on-the-fly" microarraying to produce hundreds of thousands of biochips per year. Rather than dispensing and immobilizing probes on a single surface, as is the case with conventional biochips, hydrogels can capture probes in thousands of multiple layers, which will significantly increase probe concentration. We believe that these features make hydrogel chips suited for both genomics and proteomics applications.


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
    - SAMPLE PREPARATION. Sample preparation steps are virtually identical to those described under the automation section of the Industrialized Genomics Analysis Platform, although DNA amplification and detection are not performed in closed containers. Post amplification processing is required and typically consists of pooling the amplification products in one sample mixture that is then applied to the biochip for hybridization. For high throughput applications, we can use our PlateTrak robotic system to automate sample preparation. For low throughput, our MultiPROBE robotic liquid handling system can be used.


    - ASSAYS. We can produce chips in two formats. The "biochip slide" format makes the chip compatible with hybridization and washing equipment commonly available in the lab for microscope slide processing. This format is used for low throughput applications, such as assay development or academic research, and may also be very suitable for diagnostics applications. For higher throughput applications, we plan to produce Microarray Plates by depositing microarrays on the bottom of the wells of a 96-well plate. This format works in conjunction with our PlateTrak robotic system for high throughput applications.



      Through a collaboration with and co-exclusive license from Boston University, we have access to the so-called Positional Sequencing By Hybridization, or PSBH, universal arrays. The PSBH approach offers two potential advantages for conducting genetic analysis assays on chips:


     - the PSBH hybridization method makes SNP detection more specific; and

     - the PSBH methods permit the use of universal rather than gene-specific arrays for SNP detection.

STRATEGY

    We intend to enhance our leadership position in the development of automated, integrated platforms to support the industrialization of the drug discovery process. Elements of our strategy include:

    - CONTINUE THE DEVELOPMENT OF NEW AND EXISTING PROPRIETARY TECHNOLOGIES FOR INTEGRATED DRUG SCREENING, GENOMICS AND BIOCHIP ANALYSIS PLATFORMS. We believe that we are one of few companies currently developing and manufacturing integrated systems to support the miniaturization and industrialization of drug screening and genomics analysis. We plan to continue our pioneering work in laboratory automation, liquid handling robotics, radio- and non-isotopic assay techniques, the application of genetic engineering to assay development, and microwell plate reading and imaging to further extend our base of proprietary technologies, products and services. For instance, through joint developments with Argonne National Laboratory and ACLARA BioSciences, Inc., we recently added exclusive access to biochip arraying and lab-on-a-chip technologies to this portfolio. Enabled by our piezo-tip dispensing robotics, we believe that these micro-fluidics technologies will allow us to further miniaturize our industrial-strength automation platforms to provide 10- to 100-fold increases in capacity compared to present day standards.

      We will continue to develop our "plug-and-play" approach to commercialize these advanced technology platforms. By mid-2000, we plan to release our new scalable process control software, enabling us to sell platform parts either as integrated platforms or discrete components, depending on the needs of the customers. Our integrated solutions are designed to meet the miniaturization, automation and high throughput needs of the drug discovery and genomics fields, while individual components may be sold in the broader markets of academic and government funded life sciences research.

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
    - ACCELERATE INVESTMENTS IN TECHNOLOGIES ASSOCIATED WITH OUR PRODUCTS AND SERVICES THROUGH RESEARCH AND DEVELOPMENT AND COLLABORATIONS. We are a technology-driven company with a broad base of technology and scientific expertise. We intend to expand the applications of our platform technologies to new, emerging growth areas both by investing additional resources in research and development, and through licensing efforts and strategic acquisitions. In particular, we are targeting the high-growth markets of SNP detection, nucleic acid preparation, and biochips for proteomics applications and microarray production.


      We are collaborating in the design, development and production of microarray chips with Motorola and are planning to set up our own biochip production facilities in Meriden, Connecticut and in Groningen, The Netherlands. As biochips become more widely used, we expect to collaborate with providers of genomics information to market value-added biochips to our core life sciences market and to penetrate new emerging biochip industries opportunistically. For instance, we believe the proteomics field represents an important market opportunity for our biochip platform. We are currently considering collaborations with leading proteomics technology companies to accelerate our entrance into this emerging market; however, we cannot assure you that these collaborations will come to fruition. Also, through our work at the genome center at the Whitehead Institute, we have shown that our industrialized genomics analysis platform has great potential for high-growth genomics analysis applications, such as nucleic acid preparation and SNP analysis. We plan to capitalize on these opportunities through licensing and acquisitions of complementary technologies and products.



    - LEVERAGE OUR HIGH BRAND RECOGNITION, STRONG MARKET PRESENCE AND WELL-DEVELOPED SALES AND MARKETING INFRASTRUCTURE TO COMMERCIALIZE NEW PLATFORM TECHNOLOGIES. We have established our presence in over 60 countries and developed relationships with many market-leading customers. We have one of the largest installed bases in the life sciences research industry with over 25,000 instruments. Packard's broad and well developed customer relationships and extensive installed base provides us with customer insights that are invaluable for the rapid development and commercialization of new products and technologies. For instance, with significant input from various human genome centers, we developed and installed our genomics platform robotics, enabling our customers to achieve sample preparation throughputs of 6,000 DNA preparations per hour. Similarly, using input from pharmaceutical companies such as AstraZeneca, the first recipient of our ALPHA-based screening platform, we have been able to increase ultra-high throughput screening capacity to a rate of over 250,000 samples per day.


      We support our customers with a worldwide sales and services organization able to provide applications support to our customers. Through our approximately 400 sales, marketing and service personnel, and by selling to our established customer base, we believe we can achieve rapid market acceptance of new platform products worldwide.

    - EXPAND OUR RECURRING REVENUE STREAM THROUGH SALES OF CONSUMABLES, OUTSOURCING AND OTHER SERVICES. Our newer technology platforms are aimed at high volume users in the drug discovery and genomics markets. We believe that recurring sales of consumables and reagents to these customers represent opportunities to increase our revenues. New consumables products, such as microwell plates, pipetting tips, assay reagents, and hydrogel and Oasis LabCard chips, are expected to further increase our consumables business.

      We believe that our technologies in gene cloning and expression, and our broad portfolio of proprietary assay development tools, provide opportunities for high margin services and outsourcing arrangements. In the drug discovery market, we seek to collaborate with genomics and combinatorial chemistry companies that we believe have access to considerable numbers of new drug targets and compound libraries, and for which our technologies could substantially accelerate the identification of candidate compounds for drug development. To date, we have entered into such collaborations with Millennium Pharmaceuticals, Inc. for target identification and assay development, and ComGenex International, Inc. for compound library screening. In the biochip production market, we expect to broaden our internal DNA and protein chip production capabilities to satisfy increased demand for customized microarrays and biochips. In addition, we intend to license our piezo-tip biochip arraying technology in exchange for technology transfer and royalty payments. At present, we have signed such an agreement with Motorola, and we have active interest from many more companies.


PRODUCTS AND SERVICES

    Increasingly, we are combining several of our products to create "industrialized" automation platforms to support more efficient drug screening and genomics analysis. We also provide biochemicals and supplies used with our instruments and platforms, as well as related service and support. More recently, we have also been providing outsourcing services to the pharmaceutical industry. Our products and services consist of:

    MICROWELL PLATE READERS. Our TopCount microwell plate reader was one of the first instruments to provide high throughput microwell plate scintillation counting to screen compounds in drug discovery, and for analysis in molecular and cellular biology, immunology and biomedical research. Through the introduction of several new products in the early 1990s, we rapidly penetrated the microwell plate reader market, becoming one of the largest suppliers of these types of instruments. In 1997, we introduced our Discovery microwell plate reader, a proprietary instrument that uses time-resolved fluorescence for detection, and is compatible with HTRF assays, and at the end of 1999, we introduced our AlphaQuest reader, which is designed for ultra-high throughput drug candidate screening using ALPHA assays. Our current microwell plate reader products perform detection using both radioisotopic assays and a broad range of non-isotopic methods such as colorimetric, luminescence, fluorescence, time-resolved fluorescence and ALPHA methods.

    IMAGING SYSTEMS. Our current imaging systems are used to detect the activity of isotopically-labeled samples, including gels, blots, DNA assays and high-density arrays for use in drug development, genomics analysis and molecular and cellular biology, including areas such as genomics, neuroscience, immunology and biochemistry. We entered the imaging market with the introduction of our InstantImager product in 1993. We believe that this product provides significant benefits to users in terms of real-time, fast sample turnaround and enhanced quantification capabilities. We broadened our product line in 1996 through the addition of the Cyclone, a low-cost storage phosphor imager, and intend to introduce additional imagers to our product line over the next several years, including systems based on our proprietary fiber-optic imaging technology.


    AUTOMATED LIQUID HANDLING SYSTEMS. Our automated liquid handling systems are used to prepare small volume samples to be dispensed into the wells of microwell plates, which are then screened by microwell plate readers. Our product line includes the MultiPROBE robotic liquid handler which is often sold in conjunction with our TopCount microwell plate reader. We have also developed a next generation instrument, the MultiPROBE II, which can be expanded to meet the customer's needs. We recently introduced another new product, the Biochip Arrayer, featuring our piezo-tip microfluidics technology for ultra-small volume liquid handling. This capability and high-precision mechanics enables the preparation of samples in higher density microplates, in Oasis LabCard chips and on biochips.


    LABORATORY ROBOTICS. Our laboratory robotics feature automatic microwell plate processing robotic technology combined with proprietary 96-tip and 384-tip liquid dispensing modules, and a variety of other sample processing and liquid handling modules. Our PlateTrak conveyor belt-based system can be customized to meet increasing sample throughput needs of customers in the high throughput screening and genetic analysis markets. Through the addition in 1999 of a "pick-and-place" robotic arm, the

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
capabilities of our laboratory robotics system have been extended to include a wide variety of peripheral laboratory equipment and instrumentation.

    BIOANALYTICAL SPECTROMETERS. Our bioanalytical spectrometers, used broadly throughout life sciences research, use sensitive light measuring methods for detecting radio-isotopic labeled compounds. We are a leading manufacturer and marketer of bioanalytical spectrometry instruments, including liquid scintillation counters, gamma counters and flow scintillation analyzers. These instruments measure sample activity by detecting light generated through the interaction of beta particles with "scintillation cocktails." Scintillation cocktails are solutions of biochemicals used to dissolve a sample and to convert sample activity to light. Gamma counters, on the other hand, use solid scintillators. The light generated when gamma rays strike a sodium iodide crystal detector is used to measure sample activity.

    BIOCHEMICALS AND SUPPLIES. Our biochemicals and supplies are laboratory consumables used for the operation of bioanalytical instruments, both those sold by ourselves and those of our competitors. Biochemicals principally include light-emitting scintillation cocktails used in conjunction with our bioanalytical spectrometers. We are a leading biochemicals manufacturer for scintillation cocktails and supplies, such as vials and microwell plates. In early 1996, we introduced LucLite luminescence reagents for our TopCount product and, in the same year, we introduced HTRF reagents. As part of our strategy of focusing on nonisotopic processes, we acquired BioSignal, Inc. in 1998. BioSignal's core competency is in the field of gene cloning, genetic engineering of live cells and expression and production of recombinant proteins. These products are sold as protein targets to the pharmaceutical industry. With our highly-skilled workforce and specialized assay development and reagent production labs, we are well positioned to convert many traditional radioisotopic assays to non-isotopic assays that are compatible with our analytical equipment. At the end of 1999, we introduced ALPHA reagents for use in ultra-high throughput drug candidate screening applications. As a result of its signal amplification characteristics, ALPHA has superior sensitivity, enabling ease of use, throughputs of greater than 250,000 samples per day and excellent miniaturization capabilities. Without the need to increase reagent concentrations, ALPHA offers the sensitivity of heterogeneous assays in a homogeneous format and enables assay miniaturization to very small volumes.


    SERVICE AND SUPPORT. Our service and support offerings include field service, customer support, applications assistance and training through an organization of 207 factory-trained and educated service and application support personnel around the world. We provide purchasers of our instruments with service and support primarily on a fixed fee, annual contract basis. We believe that our installed base of over 25,000 instruments provides us with stable, recurring after-market service and support revenue, as well as product upgrade and replacement opportunities.



    OUTSOURCING. We believe that our technologies in gene cloning and expression, and our broad portfolio of proprietary assay development tools, provide opportunities for high margin services and outsourcing arrangements. In the drug discovery market, we seek to collaborate with genomics and combinatorial chemistry companies that we believe have access to considerable numbers of new drug targets and compound libraries, and for which our technologies could substantially accelerate the identification of candidate compounds for drug development. To date, we have entered into such collaborations with Millennium Pharmaceuticals, Inc. for target identification and assay development, and ComGenex International, Inc. for compound library screening.


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
CUSTOMERS

    Packard's customers include pharmaceutical, biotechnology and agrochemical companies as well as academic institutions, government laboratories and private foundations. A representative list of Packard's domestic and international customers follows:

Amgen, Inc.

AstraZeneca plc

Bristol-Myers Squibb Company

Cambridge University

deCode Genetics, Inc.

E.I. DuPont de Nemours and Company

Gen-Probe Incorporated

Genentech, Inc.

Glaxo Wellcome plc

Harvard Medical School

Hoechst Marion Roussel

Hoffmann-LaRoche AG

Howard Hughes Medical Institute

Knoll/BASF, AG

Max-Planck-Institut

Merck & Co., Inc.

Millennium Pharmaceuticals, Inc.

Monsanto Company

National Institutes of Health

Novo Nordisk A/S

Pasteur Institute

Rhone-Poulenc Rorer

Sankyo Pharmaceutical Company

Schering-Plough

Takeda Pharmaceutical Company

University of California

Whitehead Institute for Biomedical Research/
MIT Center for Genome Research

    None of Packard's customers accounted for more than 5% of our total 1999 revenues.

CANBERRA INDUSTRIES

    Canberra Industries, founded in 1965, is the worldwide leader in analytical instruments and systems used to detect, identify, quantify and monitor radioactive materials for the nuclear industry and related markets. Canberra's leading position in all of its major product lines and ability to provide extensive services have enabled it to assemble what we believe to be the largest base of installed equipment in the nuclear instrument industry, generating a recurring stream of service revenues through strong customer relationships. Canberra's primary products and services include:

    - hardware and software for the detection, analysis and containment of nuclear materials; and

    - services related to the analysis of nuclear materials, including measurement, expert data review, site management, consulting services and after-sale support, service and applications training.


    Canberra's customers include government institutions, utilities, research laboratories, commercial analytical laboratories, and local, national and international regulatory agencies. In support of its worldwide customer base, Canberra has developed an extensive sales and service organization, with locations near most major nuclear sites in the world. In addition, Canberra has leveraged its reputation for well-documented quality systems into markets that require high levels of quality assurance. For example, Canberra is the only company qualified to assay nuclear waste for shipment to the Waste Isolation Pilot Plant under the waste acceptance criteria established by the U.S. Department of Energy.


INDUSTRY OVERVIEW

    The nuclear industry is divided into four key segments: nuclear research, nuclear power, nuclear weapons and environmental monitoring and restoration. These segments are all dependent on precision radiation detection and analysis instrumentation and related support services. We estimate that Canberra has the leading share of the worldwide nuclear instrument and system sales. We expect that,

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
as a result of the privatization of certain of the U.S. Department of Energy's facilities and the deregulation of the U.S. electric utility industry, a portion of previously captive sales will gradually become available, creating opportunities for commercial providers like Canberra.

    The emerging environmental cleanup of nuclear facilities represents a significant growth market. The U.S. Department of Energy spent approximately $5.8 billion in 1999 and has budgeted $6.3 billion in 2000 on programs for cleaning up sites that were used for the production of nuclear materials for weapons. During the 1990's, the U.S. Department of Energy negotiated cleanup agreements with the states in which some of the largest and most contaminated sites are located. These agreements call for aggressive cleanup schedules and impose fines as high as $60,000 per day if the schedules are not met. In addition, the U.S. Department of Energy has determined that accelerating closure of nuclear facilities will result in enormous savings of approximately
$1.5 million per day. For example, the U.S. Department of Energy estimates that accelerating the closure of the Rocky Flats facility from 2010 to 2006 will result in estimated total savings of $1.3 billion.

    TRADITIONAL APPLICATIONS

    Traditional applications for Canberra's products are in the following areas:

    - RADIOCHEMISTRY, which is the investigation of the chemical composition of substances and their radioisotopic constituents;

    - NUCLEAR RESEARCH, which historically focused on basic research in nuclear physics has shifted to applied topics such as environmental restoration;

    - WORKER HEALTH AND SAFETY, which measures the intake of radioactive substances by workers who are exposed to nuclear materials; and

    - NUCLEAR SAFEGUARDS, which is the containment of and accountability for materials that could be used to make nuclear weapons.

    Market trends in these traditional areas include a shift to integrated instruments, which reduce the need for operator intervention, are more fully automated and require less technical expertise to produce necessary data analyses.

    EMERGING APPLICATIONS

    Increasing concerns about contamination of the environment from both radioactive and non-radioactive pollutants are prompting decisions regarding the permanent disposal of nuclear waste that is currently stored on-site by waste generators. This disposal requires the treatment and shipment of large amounts of radioactive waste, in which the radioactive content must be identified and quantified using nondestructive assay methods, or NDA, prior to being treated, shipped or stored. Emerging areas to which Canberra's products may apply are:

    - ENVIRONMENTAL RESTORATION AND WASTE MANAGEMENT, or ERWM, the "cleanup" market, in which "owners" must restore unused, underused and obsolete nuclear facilities to an environmentally sound status, and release them for public use within specified deadlines or face significant penalties;

    - ENVIRONMENTAL MONITORING, which, through the use of measuring instruments, both monitors radioactive and hazardous sites and verifies the success of remediation and containment projects; and

    - NUCLEAR WEAPONS STEWARDSHIP, which includes fissile materials disposition and safeguards, as well as development, production and maintenance of nuclear weapons.

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
    We estimate that, in addition to the $6.3 billion budgeted for cleaning up nuclear weapon sites, the U.S. alone will spend an additional $2.0 billion each year cleaning up sites used for the production of nuclear power and industrial or medical processes. We believe that existing nuclear facilities will increasingly require instrumentation to aid waste characterization, decontamination and decommissioning. The move to privatization of certain of the U.S. Department of Energy facilities is also creating opportunities for new measurement, expert data review, and management and consulting services.

    We believe that the applications of our products in nuclear weapons stewardship are expanding due to:

    - the submission of former weapons facilities to international inspection. The United States and Russia are voluntarily placing excess weapons material and unused weapons production sites under the inspection of the International Atomic Energy Agency. The ongoing inspection of these facilities will require the purchase of large amounts of equipment for measurement, accountability and containment and surveillance;


    - the large volume of weapons materials being extracted from decommissioned weapons. For example, there are approximately 50 metric tons of surplus weapons usable plutonium and 175 metric tons of weapons usable uranium in the United States alone, which, under its bilateral agreements with Russia, have to be rendered unusable as weapons material. According to a U.S. Department of Energy's fissile materials disposition program report, approximately $4.5 billion will be spent in Russia to safeguard and dispose of weapons material before 2016. Current budgets for the U.S. include nearly $200 million reserved this year for disposition activities, and nearly $550 million for traditional safeguards activities. The U.S. spending levels for these activities have been increasing each year since 1995; and


    - the disposition of those materials in new facilities. Both the United States and Russia have plans to build facilities that will convert material that could be used to make nuclear weapons into either nuclear fuel or into waste material that cannot be diverted to weapons use.

    Western Europe, like the United States, also has a significant installed base of nuclear instruments. However, we believe that this market differs from the United States due to its higher use of commercial nuclear fuel reprocessing which creates additional safeguards and other measurement opportunities. Central Europe and the former Soviet Union face the same requirements to implement the cleanup of contaminated facilities, but on an even larger scale. In other parts of the world, we believe that Asia is the primary growth opportunity for commercial applications of nuclear power. This growth potential is primarily due to Japan's pursuit of energy self-sufficiency, as well as Korea's, Taiwan's, India's, Pakistan's and China's nuclear power programs. China, India and Pakistan, however, are subject to certain U.S. export controls that limit Canberra's ability to sell goods and services into those markets. In addition, South America is increasing its use of nuclear energy, resulting in increased opportunities for Canberra to supply safeguards, radiochemistry and waste characterization systems.

CANBERRA'S SOLUTIONS


    Canberra has focused on the development of the infrastructure, technical resources and support services necessary to meet the opportunities in the emerging environmental restoration and waste management market. Based on our experience and expertise in developing sophisticated nuclear instrumentation, and years of working with customers in the environmental restoration and waste management fields, we are well positioned to offer environmental cleanup services to the U.S. Department of Energy with proven solutions and experienced personnel. As a market leader offering a full range of products, we are poised to take advantage of the potential opportunities in this industry. In response to market trends in its traditional applications, Canberra has introduced instruments, such as the Gamma Analyst and the Alpha Analyst, which are integrated spectroscopy instruments, that replace traditional multi-component systems with complete, integrated solutions. In addition, Canberra's Laboratory Sourceless Object Calibration Software was introduced last November to enhance automation features and provide significant cost reductions in normal laboratory operations. Canberra's experience providing environmental restoration and waste management services at the Oak Ridge and Rocky Flats facilities in 1999 positions us for strong growth in providing additional services at those locations. We plan to open offices at additional sites to take advantage of the environmental restoration and waste management opportunities in these facilities as well. We believe that with our broad range of commercially available instruments certified by the International Atomic Energy Agency and our new Aquila based safeguards consulting services, we are well positioned to take advantage of the emerging nuclear weapons stewardship opportunity. Our current development strategy is focused on additional automation, data review and report generation capability. We believe this strategy will significantly enhance our customers' capability and flexibility to retrieve, evaluate and report on variations of volumes of stored data.


STRATEGY

    As part of our business strategy, we intend to:


    - USE CORE TECHNOLOGIES AND APPLICATIONS EXPERTISE TO MAXIMIZE THE OPPORTUNITY PRESENTED BY THE WORLDWIDE NUCLEAR CLEANUP. The process of returning nuclear sites to an environmentally sound condition requires measurements of extraordinary sensitivity. Canberra's core competency is in the application of spectroscopic analysis (as compared to gross counting techniques). The United States and certain Western European countries have programs for cleaning up sites that were used for the production of nuclear materials for weapons, fuel and industrial or medical processes. Canberra has leveraged its reputation for well-documented quality systems into markets that require high levels of quality assurance. Canberra is the only company qualified to assay nuclear waste for shipment to the Waste Isolation Pilot Plant under the waste acceptance criteria established by the U.S. Department of Energy. In addition, the U.S. Department of Energy's strategy to privatize cleanup efforts and reduce staffing by as much as 90% over the next few years, fits our strategy.



      Although reducing staffing levels, the U.S. Department of Energy has committed to maintaining or improving the employment outlook in the communities surrounding former nuclear facilities. Canberra has provided the management expertise to accomplish those objectives and has enjoyed notable success in projects at various U.S. Department of Energy sites, which has propelled Canberra to a preeminent position in the NDA measurement services market. Canberra recruits the brightest resources from its customer base to establish a local, technical support business. These businesses enhance the credibility of Canberra as a key service provider by optimizing the performance of crucial analysis systems, many of which were purchased from Canberra. By providing skilled technical personnel that have significant experience working with, or for, the U.S. Department of Energy, we believe that we are poised to be the preferred provider of environmental restoration and waste management services to many of the facilities engaged in the cleanup effort. We have assisted U.S. Department of Energy customers in completing and passing their required environmental audits. Canberra's Web-enabled electronic Quality Assurance system was cited by the U.S. Department of Energy for excellence in a recent audit. This ability has brought demands for Canberra's measurement and management services at various U.S. Department of Energy sites.


    - LEVERAGE BRAND RECOGNITION, MARKET PRESENCE, AND INFRASTRUCTURE TO GENERATE HIGHER VALUE BUSINESS FROM OUR EXISTING CUSTOMER BASE. Canberra is the industry leader in all of its major product lines worldwide. We believe this market presence, along with an estimated $800 million installed base of equipment, provides a substantial brand platform for future sales. As an industry leader, Canberra has historically been able to command premium prices for its high-end

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      products in markets, such as domestic nuclear power, that demand reliable performance. Independent market surveys indicate that Canberra is a well-recognized brand name that is associated with high-quality products. We are currently developing new products which we believe will continue to enable Canberra to command higher prices and margins by:

     - offering fully integrated, turnkey analytical instruments that are fully calibrated and ready to operate as opposed to the more traditional work-intensive assemblages of components and detectors;

     - adding value to these systems in the form of patentable software features that improve analysis results and afford cost savings through the use of improved techniques; and

     - adding high level database and report generation capability to permit better overall laboratory integration and automation.

      Canberra offers extensive after-sale support with installation, calibration and training services, which we believe is unique in this market. Canberra has a service and support infrastructure and applications, software and training resources in the United States, all major Western European countries, the former Soviet Union and Japan. We are expanding the scope of Canberra's service offerings to cover a larger part of its product line through the use of the Internet.

    - DEVELOP SAFEGUARDS APPLICATIONS TO ADDRESS EMERGING OPPORTUNITIES. Canberra has long been recognized as a premier supplier to the safeguards market. In the 1990's, Canberra broadened its safeguards product line mostly through acquisitions, technology transfers and licensing. As a result, today we are able to offer neutron counters, electronic seals, digital surveillance cameras and review stations, and calorimetric instruments to the safeguards community. In 1997, we purchased Aquila Technologies Group, which is a dominant force in the safeguards community and a successful provider of consulting services in the safeguards market. The traditional safeguards market has been strong in recent years and is growing rapidly due to the emergence of several new opportunities, including:

     - protection, accountability and eventual disposition of massive stock piles of plutonium and highly enriched uranium, or HEU, from weapons being decommissioned in the U.S. and in the former Soviet Union; and

     - protection, accountability and disposition of large quantities of plutonium and HEU being recovered in cleanup operations at Rocky Flats, Oak Ridge, Hanford, and Savannah River.


      The U.S. Department of Energy will spend approximately $200 million in 2000 in connection with disposition activities. An additional amount of approximately $550 million in 2000 is planned for traditional safeguards activities.


      Because we have already established our reputation and expertise in traditional safeguards applications, we believe that Canberra is in a position to play a dominant role in the emerging markets and applications for safeguards instruments and support services.

PRODUCTS AND SERVICES

    We believe we are the world's largest manufacturer and distributor of analytical instruments used to detect, identify, quantify and monitor radioactive materials. We believe we are a leader among those companies that manufacture instruments that can both quantify and identify radioisotopes rather than merely measure gross radiation levels. Canberra's products and services include the following:

    DETECTORS AND COMPONENTS. Canberra produces detectors and other electronic measurement components. These products are not used independently but are the building blocks for assembling radiation measurement systems, which are utilized for a variety of purposes.

    INSTRUMENTS. In 1995, Canberra introduced its first radioanalytic instruments to the market with its Gamma and Alpha Analysts. These products offer fully integrated solutions for automated sample counting. Recently, Canberra embarked on a program of introducing a number of patentable software features that significantly enhance the performance of these instruments. We believe that these instruments will allow us to command higher margins than on our detectors and components.

    APPLIED SYSTEMS. Applied systems are custom-designed integrated radiation measurement systems that are used for worker health and safety, radioactive waste analysis, environmental monitoring and safeguards applications. Canberra provides such systems as permanent installations, mobile facilities and temporary rental units, all of which are available as complete turnkey systems.

    CONTAINMENT AND SURVEILLANCE SYSTEMS. Through Aquila Technologies Group, Canberra is the industry leader in the production of digital surveillance systems and review stations, and electronic seals and tags for the worldwide nuclear safeguards community. Canberra's broad line of International Atomic Energy Agency certified equipment for use in nondestructive assays for material control and accountability is a perfect complement to these systems.

    SERVICE AND SUPPORT. Canberra's instrumentation and applied system product segments generate continuing demand for technical support, product enhancement, general repair and training. Canberra believes that it has developed a reputation in the industry for high-quality customer service, provided by 150 factory-trained and educated service personnel worldwide. Its nearly
$800 million installed product base provides it with stable, recurring after-market service and support revenue, as well as product upgrade and replacement opportunities.

    MEASUREMENT, MANAGEMENT AND CONSULTING SERVICES. In response to the U.S. Department of Energy's privatization initiatives, Canberra provides a number of value-added services required by its customers. Its ability to assume total performance responsibility for nuclear waste characterization in connection with environmental restoration projects is a major benefit to customers. In addition, through our controlling interest in Mobile Characterization Services, LLC, a limited liability company formed to offer mobile characterization services to the U.S. Department of Energy, Canberra is able to provide temporary on-site radiation detection services, including all necessary equipment, mobile systems and personnel to characterize and sort waste into treatment and disposal streams. Canberra's environmental restoration specialists review data and work with team members to maximize operational efficiencies. During 1999, Canberra began providing these services at U.S. Department of Energy sites located in Tennessee and Colorado.

CUSTOMERS


    Customers of Canberra include U.S. Department of Energy sites: Los Alamos National Laboratory, Savannah River Site and Rocky Flats; domestic nuclear utilities: the Tennessee Valley Authority, Southern Nuclear Company, Florida Power and Light Company; and international customers: Japan Nuclear Cycle Development Institute, British Nuclear Fuels, Ltd., EURATOM and International Atomic Energy Agency. Sales to the U.S. Department of Energy were approximately 5% of our total 1999 revenues and approximately 13% of Canberra's 1999 revenues. Total U.S. Department of Energy sales are diversified among 13 major nuclear sites in the United States, each with numerous and distinct projects, laboratories and priorities. None of Canberra's customers accounted for more than 5% of our total 1999 revenues.

BUSINESS--OTHER

OUR HISTORY

    We were founded in 1965 by Emery G. Olcott, our current President and Chief Executive Officer, for the purpose of manufacturing nuclear instrument modules, or NIMs. The sale of these electronic devices, which are used to detect and measure the energy of radioactive materials, laid the business foundation for Canberra to become a global leader in the areas of radiation exposure measurement of humans, neutron counting, nuclear safeguards and high-purity germanium detectors. Through the purchase of Packard Instrument Company from United Technologies Corporation in 1986, we diversified our product portfolio into bioanalytical instruments and biochemicals and supplies for the life sciences research industry. During 1998, we acquired Carl Creative
Systems, Inc., currently known as CCS Packard, Inc., and BioSignal, Inc. CCS Packard is a developer, manufacturer and distributor of high-throughput liquid handling systems used in the life sciences research, in-vitro diagnostics and pharmaceutical drug discovery industries. BioSignal is a developer and supplier of cloned drug targets and assay reagents used in pharmaceutical and biotechnology research, and provides screening services to drug discovery companies. In March 2000, we acquired a 51% interest in Carl Consumable Products, LLC, a recently formed designer and manufacturer of disposable pipette tips for liquid dispensing robots used to automate drug discovery and genomics research.

    In March 1997, we completed a recapitalization transaction as a result of which Stonington Capital Appreciation 1994 Fund, L.P. acquired approximately 69% of our common stock.

SALES AND MARKETING AND SERVICE

    As of December 31, 1999, the number of personnel employed in sales and marketing and service were as follows:

                                                       PACKARD    CANBERRA    TOTAL
                                                       --------   --------   --------
Sales and Marketing..................................    196         84        280
Service..............................................    198        114        312
                                                         ---        ---        ---
Total................................................    394        198        592
                                                         ===        ===        ===

    PACKARD INSTRUMENT

    Packard's marketing and sales organization is organized to:

    - support its major product lines;

    - identify new market opportunities;

    - lead acquisition activities; and

    - create new technology platforms.

    Product and new market development managers have responsibility for cultivating new markets, identifying new technologies and creating new products in Packard's principal growth areas of drug discovery, genomics and biochip analysis. Our marketing strategy relies heavily on extensive training of direct sales and distributor organizations, consultative selling approaches, responsive on-site customer support, applications education and the use of electronic communication. In addition, we expect to introduce our products to certain geographic locations through the use of e-commerce by late 2000. We expect the use of our Web site and associated e-mail links to foster interactive dialogue with our customers around the world, helping to guide Packard's efforts to find new ways to deliver customer benefits and to identify product innovations.

    We have direct sales and service organizations in the United States, Australia, Austria, Belgium, Denmark, France, Germany, Italy, Japan, The Netherlands, Russia, Switzerland and the United Kingdom. Products are also sold through exclusive, independent distributors in Canada, Mexico, South Korea, Spain, Taiwan and over 40 other countries active in bioanalytical research. Our sales representatives are compensated with a combination of base salary and, to the extent sales and service goals are achieved or exceeded, incentive compensation. Through our global organization of direct sales representatives and distributors, who are supported by a network of experienced application and service support personnel, we have access to life sciences researchers in academic, government, hospital and industrial laboratories worldwide.

    CANBERRA INDUSTRIES

    Canberra's marketing organization consists of product or applications managers who are responsible for specific product or applications segments in all industries. They define and promote products and applications into each market segment and work with sales engineers for significant sales situations. In addition, there is a business development group, which is responsible for strategic marketing and investigation into and implementation of new opportunities, both from a technical and market perspective.

    In the United States, Canberra's sales, marketing and service force currently consists of approximately 200 individuals who cover the breadth of its product line and offer extensive support from field and in-house specialists. Our European sales force is comprised of direct sales operations in Australia, Belgium, France, Germany, Russia and the United Kingdom. The sales organization for other international markets consists of one minority-owned distributor covering Central Europe and the Ukraine, and approximately 40 independent exclusive distributors covering over 50 countries. We compensate our sales force with a combination of base salary and, to the extent sales and service goals are achieved or exceeded, incentive compensation. We provide worldwide service and support through three manufacturing locations in the United States and three in Europe, five U.S.-based field service offices, and sales and service offices in nine countries.

RESEARCH AND DEVELOPMENT

    PACKARD INSTRUMENT

    Our principal research and development mission is to develop a broad portfolio of technologies, products and core competencies in drug screening, genomics research and biochip analysis, which we have identified as the most attractive areas of the life sciences research industry.

    Packard's research and development expenditures were $17.7 million (of the total $23.5 million) in 1997, $19.5 million (of the total $25.4 million, excluding special charges of $3.8 million) in 1998 and $22.8 million (of the total $30.1 million) in 1999. Our increased expenditures on research and development during these periods reflects our investments to enhance existing product lines in order to maintain our competitive position, but are primarily a result of our strong research and development efforts to develop the technologies and products for our integrated drug screening, genomics and biochip platforms. Our internal technology and product development programs were complemented by external collaborative efforts and alliances, and we aggressively pursued both licensing and acquisitions of technology and intellectual property.

    We anticipate that we will continue to have significant research and development expenditures on these programs. We plan to continue to pursue a balanced research and development portfolio strategy of originating new products from internal research and development programs, external collaborations and alliances, and business and technology acquisitions.

    CANBERRA INDUSTRIES

    Our technical expertise and new product development efforts are among the best in the commercial nuclear instrument industry. In Canberra, we employ over 50 scientists, including Ph.D. qualified nuclear spectroscopists, Ph.D. qualified nuclear engineers, certified health physicists, master degree physicists, nuclear engineers and radiochemists. We believe that this group of scientists and engineers enables us to transform research-level systems into standardized, user-friendly products that have broad market support. An important aspect of our technology commercialization is through Cooperative Research and Development Agreements, or CRADAs, with the U.S. Department of Energy. The CRADA process involves a commercial company and a national laboratory sharing the cost of developing and commercializing innovative technologies. We have entered into various CRADA, which typically require milestone payments and future royalty payments upon satisfaction of certain criteria.

MANUFACTURING

    We have created a well-disciplined, low-cost manufacturing culture and believe that we are a low-cost producer for instruments manufactured by both Packard and Canberra. Our manufacturing facilities have established a "focused cell system" in which employees are divided into distinct manufacturing cells, each of which is wholly responsible for a specific product line. Employees are also cross-trained to work on multiple cells. To further reduce our average production cycle time and cost of raw materials, we use outsourced standard components and sub-assemblies as well as standard, "off-the-shelf" products, such as printed circuit boards and power supplies.

    PACKARD INSTRUMENT

    We manufacture all of our instruments at our Downers Grove, Illinois, and Torrance, California, facilities. Chemical production of scintillation and luminescence products occurs at our facility in Groningen, The Netherlands. Drug targets obtained by gene expression are developed at our Montreal, Canada, location. Our Downers Grove and Groningen manufacturing operations are certified to ISO 9001 quality standards, and all Packard products sold in the United States, Canada and Mexico are certified by the Canadian Standards Association, which monitors safety standards throughout North America. All of Packard's instruments sold in Europe conform with current European Community directives regarding safety, quality and electromagnetic compatibility and are qualified under the European Community's CE mark.

    CANBERRA INDUSTRIES

    We manufacture most of our nuclear instruments, radiation detectors and applied systems at facilities located in Meriden, Connecticut, Oak Ridge, Tennessee, Albuquerque, New Mexico, and Oxfordshire and Dorset, the United Kingdom. Certain of our radiation detectors are also manufactured in our facilities located in Olen, Belgium. We have established a certified and documented quality system as a means of ensuring that products and services conform to specifications, and this system has been certified to ISO 9001 quality standards and complies with the American National Standards Institute quality standards. We have also qualified a significant portion of our product line under the CE mark.

COMPETITION

    PACKARD INSTRUMENT

    We compete with several manufacturers in both domestic and foreign markets within all areas of the life sciences research industry. We also encounter different competitors in each of our key product lines. A number of established companies such as PE Biosystems, Amersham Pharmacia Biotech AB,

Tecan AG, PerkinElmer, Inc. (formerly EG&G, Inc.), Thermo Bioanalysis Corporation and Beckman Coulter, Inc. compete with us across a broad range of product lines, while several other companies compete with us in a specific product line.

    In addition, we have various competitors that are focusing on the areas that are being addressed by our integrated platforms. The principal competitors in these areas are, in alphabetical order:


    - for drug screening systems: Aurora Biosciences Corporation, Carl Zeiss Jena GmbH, Cellomics, Inc., CyBio AG, Evotec BioSystems AG, IGEN International, Inc., LJL BioSystems, Inc. and Molecular
      Devices Corporation;



    - for integrated genomics systems: Agilent Technologies, Inc., Caliper Technologies Corporation, Orchid Biocomputer, QIAGEN NV and
      Sequenom, Inc.; and



    - for biochips and microarray products: Affymetrix, Inc., Gene Logic, Inc., Hyseq, Inc., Illumina, Inc. and Nanogen, Inc.


    We compete principally on the basis of technology innovation, the quality, features, price and performance of our products, and our service and applications support. Competition within our industry is primarily driven by the need for innovative products and applications solutions that address the needs of customers. We attempt to counter competition by seeking to develop differentiated new products and by providing integrated solutions using quality products supported by on-site services.

    CANBERRA INDUSTRIES


    Canberra's product areas are characterized by several large competitors. PerkinElmer, Inc. and Eurisys Mesures compete in a number of Canberra's product lines, and several companies compete in one of Canberra's product lines. Over the past decade, there has been significant global consolidation in the industry. Within the applied systems market, we believe that we are the only company that has a leading position within every application. Canberra competes principally on the basis of applications expertise, quality, product reliability, performance, price, and service and support.


RAW MATERIALS

    We use many standard parts and components in our products and believe there are a number of competent vendors for most parts and components. However, a number of important components are developed by and purchased from single sources due to price, quality, technology (including patent protection) or other considerations. We do not believe that the loss of any single vendor or supplier would materially adversely affect our competitive position.

INTELLECTUAL PROPERTY


    We own approximately 50 U.S. and foreign patents and have over 30 patent applications pending in the United States and abroad. Further, we license certain intellectual property rights to or from third parties. In addition to our patent portfolio, we possess a wide array of unpatented proprietary technology and know-how. We also own numerous U.S. and foreign trademarks and trade names and have applications for the registration of trademarks and trade names pending in the United States and abroad. We believe that patents and other proprietary rights are important to the development of our business, but also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.



    Packard licenses technology from a number of third parties including, among others, Oasis LabCard chips from ACLARA BioSciences, Inc.; hydrogel chip technology from Argonne National Laboratory; ALPHA chemistry from Dade Behring, Inc.; liquid dispensing technology from Microdrop GmbH; fiber-optic imaging technology from Cambridge Imaging Limited; HTRF chemistry from CIS bio international; microwell plate technology from Massachusetts General Hospital; reagent technology from Promega Corporation; BRET array chemistry from Vanderbilt University; Cyclone imaging technology from Fuji Photo Film Company, Ltd. and Alara, Inc.; and microarray technology from Boston University. These licenses are generally long-term and require us to pay royalties to the licensor in connection with sales of the product utilizing the licensed technology. Certain of our licenses may be terminated by the licensor if we fail to meet certain volume targets. The licenses are generally exclusive licenses, but some are nonexclusive in particular geographic regions, and some of the exclusive licenses may be converted to non-exclusive if we fail to meet certain performance targets. In addition, some of these licenses are restricted to use within defined fields of the life sciences research industry.


    In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to us or our licensors, to protect trade secrets, know-how or other intellectual property rights owned by us, or to determine the scope and validity of our proprietary rights or proprietary rights of third parties. Such litigation could result in substantial costs to us and diversion of our resources. An adverse outcome in any such litigation or proceeding could subject us to significant liabilities and expenses, such as reasonable royalties, lost profits, attorney's fees, and trebling of damages for willfulness, require us to cease using the disputed intellectual property or cease the sale of a commercial product, or require us to license the disputed rights from third parties, any of which could have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES

    As of January 31, 2000, we had 1,446 employees. Approximately 68% of our employees as of that date were located in the United States. Our workforce is predominantly non-unionized, and we believe that our relations with employees are good.

ENVIRONMENTAL MATTERS


    Our operations are subject to U.S. federal, state and local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the possession, distribution, handling, generation, emission, release, discharge, export, import, treatment, storage and disposal, and cleanup of, certain materials, substances and wastes. We believe our operations are in material compliance with all applicable environmental laws and regulations as currently interpreted. We and local authorities in Groningen, The Netherlands, are in the process of negotiating a remediation plan involving groundwater contamination that was present prior to the purchase of our Duinkerkenstraat facility, as more fully described under "--Legal Proceedings."


REGULATION

    We are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the domestic and foreign jurisdictions in which we operate.

    In the ordinary course of business, we handle a variety of low-level radioactive sources for purposes of quality control and calibration of our products. We maintain U.S. Nuclear Regulatory Commission and appropriate state licenses for all sources of radiation in our possession. In addition, we have a radiation safety program at each licensed site the objective of which is to assure proper handling and control of all radioactive materials. We believe that we are in material compliance with all of our Nuclear Regulatory Commission and state licenses.

PROPERTIES

    We currently have, either through direct ownership or through the ownership by one of our subsidiaries, 11 domestic and 15 foreign active subsidiaries, all of which are wholly-owned, with the exception of Mobile Characterization Services, which is 55% owned, and Carl Consumable Products, which is 51% owned.

    Packard's products are manufactured by: Packard Instrument Company, Inc., which is located at Downers Grove, Illinois; CCS Packard, which is located at Torrance, California; BioSignal, which is located in Montreal, Canada; and Carl Consumable Products, which is located at Torrance, California. Packard's biochemical products are produced in The Netherlands by Packard BioScience B.V.

    Canberra's instruments, certain radiation detectors, applied systems, safeguards and high-purity germanium are manufactured by certain of our divisions located at our headquarters in Meriden, Connecticut, at Aquila Technologies Group in Albuquerque, New Mexico, at Harwell Instruments in Oxfordshire and Dorset, the United Kingdom, and at Tennelec in Oak Ridge, Tennessee. In addition, certain radiation detectors are manufactured in Belgium by our wholly-owned subsidiary Canberra Semiconductor N.V. Our other subsidiaries are sales and service organizations or holding companies.

    As of February 29, 2000, we owned the manufacturing facilities set forth below:

LOCATION                                                  FUNCTION                  SQUARE FEET
--------                                  ----------------------------------------  -----------
Meriden, Connecticut....................  Headquarters, training, service,            170,000
                                          customer support, engineering, sales and
                                          marketing, software development and
                                          manufacturing (Packard and Canberra)

Downers Grove, Illinois.................  Manufacturing, service, engineering and     109,000
                                          research and development (Packard)

Oak Ridge, Tennessee....................  Administration, manufacturing and            34,000
                                          warehousing (Canberra)

Groningen, The Netherlands..............  Manufacturing, marketing and research        69,000
                                          and development (chemicals and supplies)
                                          (Packard)

Olen, Belgium...........................  Detector manufacturing (Canberra)            10,000

    In addition, we lease the following manufacturing facilities:

                                                                       SQUARE        LEASE
LOCATION                                       FUNCTION                 FEET       EXPIRATION
--------                           ---------------------------------  --------   --------------
Albuquerque, New Mexico..........  Administration, manufacturing,      22,700        June 2004
                                   sales and marketing, engineering
                                   and warehousing (Canberra)

Torrance, California.............  Administration, marketing,          70,000    December 2003
                                   manufacturing, research and
                                   development and warehousing
                                   (Packard)

Oxfordshire, United Kingdom......  Manufacturing and sales and         19,000          Monthly
                                   marketing (Canberra)

Dorset, United Kingdom...........  Manufacturing (Canberra)             3,000       March 2010

Montreal, Canada.................  Administration, marketing,          15,700    July 31, 2002
                                   research and development and
                                   manufacturing (Packard)

    With the exception of two sales and distribution facilities occupied by our foreign subsidiaries, which we own, we lease all the sales and distribution facilities of our foreign subsidiaries. Two of our facilities in Groningen, The Netherlands are currently being offered for sale.

    CCS Packard continues to lease an approximately 17,000-square-foot facility in Harbor City, California, that it used previously for administration, manufacturing and warehousing. CCS Packard subleases this facility and the lease expires in May 2002.

    We believe that our facilities are suitable for their present and intended purposes and are adequate for our current level of operations. We may, however, expand our Downers Grove, Illinois facility or relocate to a new facility to meet expected growth in research and development personnel.

LEGAL PROCEEDINGS

    We are currently, and may become from time to time, subject to claims and suits arising in the ordinary course of our business, including those relating to intellectual property matters, product liability, safety and health and employment matters. In certain actions, plaintiffs request punitive or other damages that may not be covered by insurance. We accrue for these items as they become known and can be reasonably estimated. It is the opinion of management that the various asserted claims and litigation in which we are currently involved will not have a material adverse effect on our financial position or results of operations. However, no assurance can be given as to the ultimate outcome with respect to such claims and litigation. The resolution of such claims and litigation could be material to our operating results for any particular period, depending upon the level of income for such period.


    We have received a Demand for Arbitration filed by Instrumentation Development, Inc. with the American Arbitration Association. The demand alleges breach of a collaboration and license agreement, and requests damages in the range of $1.0 to $3.0 million. We are in the process of evaluating the merits of the claim, if any, and intend to vigorously defend this action. Management believes that this matter will not have a material adverse effect on our consolidated results of operations or financial position.



    We and provincial authorities in Groningen, The Netherlands, are in the process of negotiating a remediation plan involving groundwater contamination at our Duinkerkenstraat facility. Asserting that the causes of this contamination entirely predate our acquisition of Packard in 1986, we had sought indemnification under the purchase agreement from United Technologies Automotive Holdings, Inc., a subsidiary of United Technologies Corporation. We agreed to accept a lump-sum payment in August 1998 of $1.25 million from United Technologies Automotive Holdings and fully released them from their indemnification obligations. Packard BioScience B.V. has accrued for its expected obligations to remediate the site; however, there can be no assurance that we will not incur any additional costs.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The following table sets forth information concerning our directors and executive officers. In connection with our application to list our common stock on the Nasdaq National Market, we will undertake to appoint at least two additional directors within 90 days following the offering who will not be employees of Packard BioScience Company or affiliated with management.



NAME                                            AGE                        POSITION
----                                        -----------   ------------------------------------------
Emery G. Olcott...........................           61   Chairman of the Board, Chief Executive
                                                          Officer and President

Richard T. McKernan.......................           62   Senior Vice President and Director of
                                                          Packard BioScience Company and President,
                                                          Packard Instrument

George Serrano............................           54   Vice President and Director of Packard
                                                          BioScience Company and President, Canberra

Ben D. Kaplan.............................           42   Vice President and Chief Financial Officer

Timothy O. White, Jr......................           32   Vice President, General Counsel and
                                                          Secretary

Staf van Cauter...........................           51   Vice President, Business Development,
                                                          Packard Instrument

Robert F. End.............................           44   Director

Bradley J. Hoecker........................           38   Director

Alexis P. Michas..........................           42   Director

Robert C. Salisbury.......................           56   Director

Peter P. Tong.............................           58   Director


    Each of our directors holds office until his successor is duly elected and qualified or until his resignation or removal if earlier. Except as set forth below, no family relationship exists among any of the directors or executive officers. Pursuant to a Stockholders' Agreement entered into in connection with the 1997 recapitalization, Stonington has the right, subject to applicable law, to nominate and remove our directors, as more fully described under "Related Party Transactions--Stockholders' Agreement." All executive officers are elected by the Board and serve at the discretion of the Board.

    EMERY G. OLCOTT is our Chief Executive Officer and President, positions he has held since 1971. He also became Chairman of the Board effective as of the closing of the 1997 recapitalization. Mr. Olcott co-founded Packard BioScience Company in 1965. Mr. Olcott was the Chairman of the Board of Directors of Yankee Energy System, Inc., a gas distribution company which was recently acquired by Northeast Utilities, and has been elected to the Board of Directors of Northeast Utilities. In addition, he is a Vice Chairman and Trustee of The Loomis Chaffee School, and is a member of the Dean's Advisory Council for the Sloan School of Management at the Massachusetts Institute of Technology. Mr. Olcott graduated from Yale University in 1960 with a Bachelor of Science degree, and from MIT in 1963 with a Master of Science degree.


    RICHARD T. MCKERNAN is the President of Packard Instrument, a position he has held since 1986. He has also been the Senior Vice President of Packard BioScience Company since 1981 and a Director of Packard BioScience Company since 1980. Mr. McKernan is currently responsible for the development and execution of the strategic plan and the performance of Packard Instrument Company, CCS Packard, Packard BioScience B.V., BioSignal and ten Packard Instrument international sales subsidiaries. Mr. McKernan graduated from Pennsylvania State University in 1959 with a Bachelor's degree in Electrical Engineering from the University of Connecticut in 1964 with a Master's degree in Electrical Engineering. He is a member of the Boards of New Britain General Hospital and Connecticut United for Research Excellence, an industry and government organization for the advancement of science.


    GEORGE SERRANO is the President of Canberra Industries, a position he has held since January 1994. Mr. Serrano became a Director of Packard BioScience Company effective as of the closing of the 1997 recapitalization. Mr. Serrano is also a Vice President of Packard BioScience Company, a position he has held since 1980. Mr. Serrano graduated from the University of Connecticut in 1968 with a Bachelor's degree in Business Administration, and from the University of New Haven in 1980 with an Executive Master's degree in Business Administration. In addition, Mr. Serrano is a retired Colonel of the U.S. Army Reserve, which he joined in 1968.


    BEN D. KAPLAN is our Vice President and Chief Financial Officer, positions he has held since February 1997. From September 1992 to January 1997, he was a partner at Arthur Andersen LLP, a public accounting firm. Mr. Kaplan is currently on the Board of Regents of the University of Hartford. Mr. Kaplan graduated from the University of Hartford in 1979 with a Bachelor's degree in Accounting and in 1980 with a Master's degree in Accounting.



    TIMOTHY O. WHITE, JR. is our Vice President, General Counsel and Secretary. Mr. White has been our General Counsel and Secretary since May 1998 and became a Vice President of Packard BioScience Company on March 20, 2000. From
September 1995 to May 1998, Mr. White was an attorney at the law firm of Jacobs Chase Frick Kleinkopf & Kelley LLC. Prior to that time, Mr. White was an attorney at the law firm of Ballard Spahr Andrews & Ingersoll, LLP. Mr. White graduated from Hamilton College in 1990 with a Bachelor of Arts degree, and from the University of Michigan Law School in 1994 with a Juris Doctor degree. Mr. White is a nephew of Mr. Olcott, our Chairman, CEO and President.



    STAF VAN CAUTER is the Vice President, Business Development of Packard Instrument, a position he has held since April 1990. From 1989 to 1998, Mr. van Cauter was also Vice President, Marketing of Packard Instrument. Mr. van Cauter is currently responsible for identifying emerging technologies for the development of new products. Mr. van Cauter graduated from the Higher Institute of Technology in Mechelen, Belgium in 1972 with a Master of Science degree in Industrial Engineering.


    ROBERT F. END is a Partner and a Director of Stonington Partners, Inc., a position that he has held since 1993, and is also a Partner and a Director of Stonington Partners, Inc. II, a position he has held since 1994. He has also been a Director of Merrill Lynch Capital Partners, Inc., a private investment firm associated with Merrill Lynch & Co., since 1993 and a consultant to Merrill Lynch Capital Partners since 1994. Mr. End is also a Director of Goss
Holdings, Inc. and United Artists Theatre Circuit, Inc. and several privately held corporations. Mr. End graduated from Dartmouth College in 1977 with a Bachelor of Arts degree and from the Amos Tuck School of Business in 1982 with a Master's degree in Business Administration.

    BRADLEY J. HOECKER is a Partner and a Director of Stonington Partners, Inc. and Stonington Partners, Inc. II, positions that he has held since 1997. Prior to his election as a Partner, Mr. Hoecker served as a Principal of Stonington Partners, Inc. since its formation in 1993. He also has been a consultant to Merrill Lynch Capital Partners since 1994. Mr. Hoecker is also a Director of Merisel, Inc. and several privately held corporations. Mr. Hoecker graduated from Southern Methodist University in 1984 with a Bachelor of Arts degree, and from the Kellogg Graduate School of Management in 1989 with a Master's degree in Management.

    ALEXIS P. MICHAS is Managing Partner and a Director of Stonington
Partners, Inc., a position he has held since 1993, and is also Managing Partner and Director of Stonington Partners, Inc. II, a position he has held since 1994. Mr. Michas has also been a Director of Merrill Lynch Capital Partners since

1989, and a consultant to Merrill Lynch Capital Partners since 1994. Mr. Michas is also a Director of Borg-Warner Automotive, Inc., Burns International Services Corporation, Dictaphone Corporation, Goss Graphic Systems, Inc. and several privately held corporations. Mr. Michas graduated from Harvard College in 1980 with a Bachelor of Arts degree, and from Harvard Business School in 1984 with a Master's degree in Business Administration.


    ROBERT C. SALISBURY is a private investor and advisor in the healthcare and technology industries. From 1995 to 1998, Mr. Salisbury served as the Executive Vice President and Chief Financial Officer of Pharmacia & Upjohn, Inc. From 1974 to 1995, Mr. Salisbury acted in various capacities, first as Vice President, then as Senior Vice President and then as Executive Vice President for Finance and Chief Financial Officer of The Upjohn Company. Mr. Salisbury is also a director of Viragen Inc. Mr. Salisbury graduated from Florida State University in 1972 with a Master's degree in Business Administration.


    PETER P. TONG became a Management Partner of Stonington Partners, Inc. in December 1999 and is also the President of Mandarin Partners Management, LLC, an investment partnership. Mr. Tong served as the Co-President of Marquette Medical Systems, Inc., a manufacturer of medical equipment, from January 1996 to May 1996. From 1991 to 1996, he served as President, Chairman and Chief Executive Officer of E for M Corporation, also a manufacturer of medical equipment. Mr. Tong is also a director of Dictaphone Corporation and several privately held corporations. Mr. Tong graduated from Kansas State University in 1963 with a Bachelor's degree in Electrical Engineering, and from the University of Wisconsin in 1965 with a Master's degree in Electrical Engineering.


COMPENSATION OF DIRECTORS



    Currently, we do not pay any compensation to directors. When this offering is completed and we have appointed independent directors to our Board of Directors, directors who are our employees, or otherwise affiliated with management or Stonington, will receive no compensation for their service as members of our Board or its committees. Directors who are not our employees will receive compensation, and stock options under plans we describe below. We reimburse all directors for expenses incurred in connection with attendance at meetings. See "--The Non-Employee Director Stock and Option Compensation Plan."


COMMITTEES OF THE BOARD OF DIRECTORS


    We currently have an Audit Committee that consists of Messrs. Hoecker and End. In connection with our application to list our common stock on the Nasdaq National Market, we expect to change the membership of our Audit Committee to consist of three directors who are not otherwise our employees or affiliated with our management, including Mr. Salisbury who will act as Chairman. The functions of the Audit Committee are to:


    - recommend annually to our Board of Directors the appointment of our independent auditors;

    - discuss and review in advance the scope and the fees of our annual audit and review the results thereof with our independent auditors;

    - review and approve non-audit services of our independent auditors;

    - review compliance with our existing major accounting and financial reporting policies;

    - review the adequacy of major accounting and financial reporting policies; and

    - review our management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices.

    Our Compensation Committee currently consists of Messrs. End, Olcott and Michas. We anticipate that at least a majority of our Compensation Committee will consist of directors who are not otherwise our employees or affiliated with our management. The functions of the Compensation Committee are to:

    - review and approve annual salaries, bonuses, and grants of stock options under (and otherwise administer) our Management Stock Incentive Plan for all executive officers and key members of our management team; and

    - review and approve the terms and conditions of all employee benefit plans, including those we plan to adopt in connection with the offering, or changes to these plans.

    In addition, our Board of Directors may form an Executive Committee, which will have the authority to exercise the powers of our Board of Directors, other than those reserved to the Audit Committee, the Compensation Committee or to our full Board of Directors, between meetings of our full Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    During 1999, the Compensation Committee consisted of Mr. Olcott, Mr. End and Mr. Michas. Mr. Michas resigned from the Board in June 1999 and was reelected in March 2000. Executive compensation is determined in accordance with existing employment agreements and related amendments thereto. Mr. End is a member of the Compensation Committee of United States Manufacturing Company and Obagi Medical Products, Inc. Mr. Tong is a director of both these companies.


EXECUTIVE COMPENSATION

    The following table sets forth the compensation we paid to our Chief Executive Officer and each of our four most highly-compensated executive officers (other than the Chief Executive Officer) whose total compensation exceeded $100,000 during the last fiscal year, for the year ended December 31, 1999.


                                                                              LONG-TERM
                                                      ANNUAL COMPENSATION    COMPENSATION
                                                      --------------------   ------------
                                                                              SECURITIES      ALL OTHER
                                                                              UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                  YEAR     SALARY($)   BONUS($)    OPTIONS(#)    (1)(2)(3) ($)
---------------------------                --------   ---------   --------   ------------   -------------
Emery G. Olcott,.........................    1999     $367,308    $170,000           --      $   55,850
  Chairman of the Board, Chief Executive     1998     $355,385    $375,000           --      $   18,000
  Officer and President                      1997     $348,340    $135,000      700,000      $2,197,128

Richard T. McKernan,.....................    1999     $272,308    $131,500           --      $   15,400
  President, Packard                         1998     $266,058    $200,000           --      $    8,000
                                             1997     $251,656    $ 65,200      700,000      $1,207,328

George Serrano,..........................    1999     $177,308    $ 62,500      125,000      $   10,600
  President, Canberra                        1998     $167,308    $150,000           --      $    8,000
                                             1997     $161,153    $ 70,000      375,000      $  163,066

Ben D. Kaplan,...........................    1999     $207,308    $ 83,000           --      $    8,975
  Vice President and Chief Financial         1998     $197,308    $140,000           --      $    8,000
  Officer                                    1997     $172,004    $ 60,000      500,000      $  144,750

Staf van Cauter,.........................    1999     $188,846    $ 42,000           --      $    8,000
  Vice President, Business Development,      1998     $185,866    $ 52,000           --      $    8,000
  Packard                                    1997     $167,044    $ 27,000      150,000      $   28,000


------------------------

(1) The 1999 amounts consist of contributions made by Packard BioScience Company pursuant to its defined contribution plan in the amount of $8,000 for each individual listed and payments made for personal tax consultation services provided by our income tax advisors ($47,850 for Mr. Olcott, $7,400 for Mr. McKernan, $2,600 for Mr. Serrano and $975 for Mr. Kaplan).

(2) The 1998 amounts consist of payments made for personal tax services rendered by our income tax advisors ($10,000 for Mr. Olcott) and contributions we made pursuant to our defined contribution plan in the amount of $8,000 for each individual listed.


(3) The 1997 amounts consist of payments made upon the termination of our Supplemental Executive Retirement Plan (Mr. Olcott received $1,369,726 and Mr. McKernan received $799,927), special bonuses for efforts expended in connection with the 1997 recapitalization transaction ($255,000 for Mr. Olcott, $250,000 for Mr. McKernan, $115,000 for Mr. Serrano, $140,000 for Mr. Kaplan and $20,000 for Mr. van Cauter), contributions we made pursuant to our defined contribution plan ($8,000 each for Messrs. Olcott, McKernan, Serrano and van Cauter and $4,750 for Mr. Kaplan), payments made for premiums and liquidation of cash surrender values of split-dollar life insurance policies ($523,822 for Mr. Olcott, $146,601 for Mr. McKernan and $37,266 for Mr. Serrano) and payments made for personal tax consultation services rendered by our income tax advisors ($40,580 for Mr. Olcott, $2,800 for Mr. McKernan and $2,800 for Mr. Serrano).


OPTION/SAR GRANTS

    The following table provides information on grants of stock options and stock appreciation rights in 1999 to the executive officers listed in the Executive Compensation table.


                                       NUMBER OF        % OF TOTAL
                                       SECURITIES      OPTIONS/SARS
                                       UNDERLYING       GRANTED TO     EXERCISE OR                 GRANT DATE
                                      OPTIONS/SARS      EMPLOYEES      BASE PRICE    EXPIRATION     PRESENT
NAME                                 GRANTED (#)(1)   IN FISCAL YEAR    ($/SHARE)       DATE      VALUE ($)(2)
----                                 --------------   --------------   -----------   ----------   ------------
George Serrano.....................      125,000           5.61%         $3.352        6/11/09      $196,500


------------------------


(1) The terms of the stock options granted in fiscal 1999 provided that the $3.352 options become exercisable in 20% annual installments commencing with the date of grant.


(2) The grant date present value was determined using the Black-Scholes model of option pricing. The assumptions used in calculating the grant date present value were as follows:


Expected volatility.........................................         0
Risk-free rate of return....................................      6.33%
Dividend yield..............................................         0
Expected life...............................................  10 years
Minimum option value........................................    $1.572

OPTION/SAR EXERCISES AND YEAR-END VALUES

    The following table provides information for the listed executive officers, regarding the number and value of all their unexercised stock options and stock appreciation rights, or SARs, at December 31, 1999.


                                                                   NUMBER OF
                                                             SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS/SARS       IN-THE-MONEY OPTIONS/SARS
                               SHARES                      AT FISCAL YEAR END (#)(1)    AT FISCAL YEAR END ($)(1)(2)
                            ACQUIRED ON       VALUE       ---------------------------   -----------------------------
NAME                        EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                        ------------   ------------   -----------   -------------   -------------   -------------
Emery G. Olcott...........    250,000        $679,650        660,000         90,000       $4,138,530      $  592,470
Richard T. McKernan.......          0        $      0        910,000         90,000       $6,172,514      $  592,470
George Serrano............    190,000        $516,534        410,000        160,000       $2,604,935      $  940,580
Ben D. Kaplan.............          0        $      0        300,000        200,000       $1,974,900      $1,316,600
Staf van Cauter...........     95,955        $260,863        174,045         50,000       $1,216,908      $  329,150


------------------------


(1) Effective March 17, 2000, our Board of Directors vested all options outstanding under our existing stock option plans.



(2) The value of unexercised in-the-money options at year end was determined based upon the estimated value of our common stock as of December 31, 1999, as determined by applying financial reporting guidelines.


EMPLOYMENT AGREEMENTS

    We have entered into employment agreements with Messrs. Olcott, McKernan, Serrano, Kaplan, and van Cauter. Set forth below is a summary of the material provisions of the employment agreements with these individuals. These descriptions are qualified in their entirety by reference to the provisions of those employment agreements.

    The employment agreements with Messrs. Olcott, McKernan, Serrano, Kaplan and van Cauter, each of whom is referred to in this description as the "executive," supersede any other agreement between any of them and Packard BioScience Company concerning their employment. Mr. Olcott serves as Chairman of the Board, Chief Executive Officer and President of Packard BioScience Company; Mr. McKernan serves as Senior Vice President and a Director of Packard BioScience Company, and as President of Packard Instrument Company; Mr. Serrano serves as Vice President and a Director of Packard BioScience Company, and as President of Canberra Industries; Mr. Kaplan serves as Vice President and Chief Financial Officer of Packard BioScience Company; and Mr. van Cauter serves as Vice President of Packard Instrument Company, or in such other capacity as may be assigned to him by the Chief Executive Officer of Packard BioScience Company or the President of Packard Instrument Company. Each of the employment agreements provides for an initial employment term of three years, except for an initial employment term of two years in the case of Mr. van Cauter. Under each employment agreement, the initial employment term will be automatically extended for additional 13-month terms on the first day of each calendar month following the anniversary of the date of the employment agreements, beginning on the second anniversary of the date of the employment agreements (the first anniversary in the case of Mr. van Cauter), unless we affirmatively terminate it. There is an agreed-upon annual base salary for each executive, with annual increases no less than the increase in the U.S. Consumer Price Index--All Urban Consumers. Each executive is also eligible to receive an annual cash bonus determined in accordance with the terms of our annual bonus incentive plans then in effect.


    Upon termination of employment by us other than for "cause" or "disability," or upon termination by the executive for "good reason," as such terms are defined in the employment agreements, we will pay to the executive an amount in cash equal to the sum of: the accrued annual base salary as of the date of termination; a pro rata portion of the target annual bonus accrued to the date of termination and any other accrued but unpaid annual bonuses, vacation pay or deferred compensation not yet paid defined as the "accrued obligations"; annual base salary and annual bonus amounts for the remainder of the employment period; and additional contributions to the thrift savings plan, if any, to which the executive would have been entitled had his employment continued for a period of three years (two years in the case of Mr. van Cauter) after the date of termination. In addition, the executive will be entitled to participate in all welfare benefit plans for a period of three years (two years in the case of Mr. van Cauter) after the date of termination on terms at least as favorable as those that would have been applicable had his employment not been terminated (or, if such benefit plans are not available, a comparable cash payment) and, to the extent that any form of compensation will not be fully vested or require additional service, the executive will be credited with additional service of three years (two years in the case of Mr. van Cauter) after the date of termination. Upon termination of employment due to death or disability, we will pay to the executive or to his respective beneficiaries, all amounts that would have been due had such executive remained in our employ until the end of his employment period. If employment is terminated for cause, Packard BioScience Company will pay to the executive annual base salary through the date of termination and any deferred compensation not yet paid, and if the executive voluntarily terminates employment other than for good reason, we will pay to the executive in a lump sum the accrued obligations other than any accrued bonus amount.



    Excluding Mr. Kaplan, each of the employment agreements provides that, during employment and, unless employment terminates by reason of death or disability, for one year (two years in the case of Messrs. Serrano and van Cauter) after employment ends or, if later, for one year (two years in the case of Messrs. Serrano and van Cauter) after employment would have ended had it not been terminated prior to the end of the employment term, each executive will not solicit any of our employees or compete with us. In consideration for such noncompetition covenant, we will pay to each executive one-half of the sum of his annual base salary and his target annual bonus (100% in the case of Messrs. Olcott and McKernan), such amount payable in equal monthly installments during the portion of the noncompetition period following the date of termination.


CANBERRA INDUSTRIES, INC. STOCK OPTION PLAN OF 1971


    We adopted this plan in 1971 for the purpose of retaining and attracting personnel for positions of responsibility with us or any of our subsidiaries. Under the 1971 plan, as amended, we have 1,036,545 vested options as of February 29, 2000 exercisable at prices ranging from $0.6334 to $1.60, as fixed from time to time by our Compensation Committee. The options granted under the 1971 plan expire on the tenth anniversary of the date of grant.


    In the event of a change in our capital structure, including as a result of reorganization, merger, consolidation or recapitalization, our Compensation Committee is required to adjust the number and kind of shares for which options may be granted.

    Our Board of Directors may at any time amend or terminate the 1971 plan, except that no termination or amendment may impair the rights of the participants as they relate to outstanding options. In connection with the recapitalization of our company in 1997, the 1971 plan was frozen and no additional options may be granted under the plan.

MANAGEMENT STOCK INCENTIVE PLAN

    At the closing of the 1997 recapitalization, we adopted the Management Stock Incentive Plan, pursuant to which our and our subsidiaries' directors, officers and key employees will, as "eligible participants," be granted nonstatutory stock options exercisable into shares of our common stock. This plan is not related to our 1971 plan. The 1997 plan is administered by either our Compensation Committee or our Board of Directors. The Compensation Committee or the Board has the discretion to select those to whom options under the plan will be granted from among those eligible. The Board or the Compensation Committee has the authority to interpret and construe the plan, and any such interpretation or construction of the provisions of the plan or of any options granted under the plan is final and conclusive.


    Options to purchase up to 11,124,460 shares of our common stock are permitted to be granted under the plan. Certain of these options are granted at an exercise price equal to fair market value on the date of grant. Twenty percent of these options vest immediately upon grant, with the remainder becoming vested in equal annual installments over a four-year period, provided that the eligible participant continues to be employed by us or one of our subsidiaries. Effective March 17, 2000, our Board of Directors vested all options outstanding under the 1997 plan. The remaining options, to be granted at a premium of fair market value, become vested and fully exercisable upon the date of grant. In the event of an "extraordinary transaction," such as a merger or consolidation, of Packard BioScience Company or a reduction in Stonington's equity ownership in our company to below 50%, all outstanding options will become fully vested upon consummation of the extraordinary transaction.



    The terms and conditions of a new option grant under the plan are set forth in a related option agreement. Options granted under the plan will terminate upon the earliest to occur of (1) the tenth anniversary of the date of the option agreement; (2) the date on which we acquire any shares of our common stock or options granted under the plan or the 1971 plan, in each case, held by an eligible participant, in connection with the exercise of a "put right" under the Stockholders' Agreement described under "Related Party Transactions--Stockholders' Agreement"; (3) the 180-day anniversary of the date of death or "disability," or nine months after "retirement," as such terms are defined in the Stockholders' Agreement, of the eligible participant; (4) the 30-day anniversary of the date that the eligible participant ceases to be a full-time employee of us or one of our subsidiaries for any reason other than as set forth in (3) above or in (5) below; and (5) immediately upon an eligible participant's voluntary termination of employment other than due to death, retirement or disability, or termination for "cause," as defined in the Stockholders' Agreement. Payment of the exercise price of options granted under the 1997 plan must be made in cash.


    If we repurchase options granted under the plan pursuant to the put and call rights set forth in the Stockholders' Agreement, the shares covered by those options will again be available for grant under the plan. In the event of a declaration of a stock dividend, or a reorganization, merger, consolidation, acquisition, disposition, separation, recapitalization, stock split, split-up, spin-off, combination or exchange of any shares of our common stock or like event, the number or character of the shares subject to the option or the exercise price of any such option may be appropriately adjusted as deemed appropriate by our Compensation Committee or our Board.

    The plan terminates upon, and no options may be granted under the plan after, March 4, 2007, which is the tenth anniversary of the closing of the 1997 recapitalization, unless the plan has sooner terminated due to grant and full exercise of options covering all the shares of common stock available for grant under the plan. Our Board may at any time amend, suspend or discontinue the plan, except that it may not alter, amend, discontinue or revoke or otherwise impair any outstanding options granted under the plan and which remain unexercised in a manner adverse to the holders of those options except if the written consent of the holder is obtained.

    We expect that, upon adoption of the new plans we intend to implement in connection with the offering, the 1997 plan will be frozen and no additional options will be granted under the plan.

THE NON-EMPLOYEE DIRECTOR STOCK AND OPTION COMPENSATION PLAN

    In connection with the offering, we intend to adopt and approve a Non-Employee Director Stock and Option Compensation Plan. The purpose of this plan will be to promote a greater identity of interests between our non-employee directors and our stockholders and to attract and retain individuals to serve as directors. The main material terms of this plan are summarized below.

    GENERAL

    The plan will be administered by our Board of Directors or a committee of our Board of Directors designated for this purpose.


    Our directors, who are neither our employees nor affiliates of Stonington, will be eligible to participate in the plan as of the date of the pricing of this offering.


    Our Board of Directors or its designated committee may adjust the awards under the plan if there is any change in corporate capitalization, such as a stock split, or a corporate transaction, such as a merger, consolidation, separation, including a spin-off, or other distribution of our stock or property, any reorganization or any partial or complete liquidation. Any option that expires, is forfeited or is repurchased by us will again be available for grant under the plan.

    COMMON STOCK


    Each non-employee director may be permitted to make an annual irrevocable election to receive shares of common stock in lieu of all, or a portion, of such director's fees. The number of shares of common stock granted to each non-employee director will be equal to the appropriate percentage of fees payable to the director in each calendar quarter, divided by the fair market value of a share of common stock on the last business day of the calendar quarter. We will round the number of shares granted to the director down to the nearest whole share of common stock and pay cash for the value of any fractional share. Each director may defer the receipt of his or her cash payments into an interest-bearing cash account and/or his or her elected or mandatory shares of common stock into a share account which will be credited with additional shares having a value equal to the dividends that would be paid on the shares credited to the share account, if they were outstanding. When the director leaves our Board of Directors or, if earlier, upon a change of control, the amount of cash in his or her cash account, plus a number of shares of common stock equal to the number of shares in his or her share account will be delivered to the director, with cash being paid in lieu of any fractional shares.


    OPTIONS


    Each new non-employee director will be granted options for 15,000 shares of common stock upon being elected or appointed to our Board of Directors and upon being re-elected after each three-year term. The exercise price for all options will be 100% of the fair market value of a share of common stock on the date of the grant of such option, except that options granted before or upon consummation of this offering will be granted at the initial public offering price. Each option will vest and become exercisable in equal installments on each of the first three anniversaries of the date of grant of such option, if the director remains a member of our Board of Directors at that time. Each vested option will terminate one year after the director's service on our Board of Directors ceases for any reason, other than for cause. If a director is removed for cause, all vested and unvested options will be forfeited. However, the options will expire no later than the tenth anniversary of the date of grant. Any unvested options will terminate and be canceled as of the date a director's service on our Board of Directors ceases for any reason. All directors' options become fully vested and exercisable upon a change in control.


    TRANSFERABILITY

    Grants and awards under the plan will be nontransferable other than by will or the laws of descent and distribution, or at the discretion of our Board of Directors or the designated committee, by a written beneficiary designation and, in the case of an option, by a gift to the director's immediate family. This gift may be made directly to an immediate family member, or by means of a trust or partnership or limited liability company. During the director's lifetime, a director's option may be exercised only by the director, any such permitted transferee or a guardian, legal representative or beneficiary.

    AMENDMENTS

    Our Board of Directors may at any time terminate or amend the plan, except that no termination or amendment may impair the rights of directors relating to outstanding options or awards. To the extent required by law or automated quotation system rule, no amendment will be made without the approval of our stockholders.

THE 2000 STOCK INCENTIVE PLAN

    In connection with the offering, we intend to adopt a new stock incentive plan. This plan is designed to promote our success and enhance our value by linking the interests of our officers, employees and consultants to those of our stockholders and by providing participants with an incentive for outstanding performance. This plan is further intended to provide flexibility in its ability to motivate, attract and retain employees upon whose judgment, interest and special efforts our business is largely dependent. Our officers, employees and consultants, including employees who are members of our Board of Directors, and officers, employees and consultants of our subsidiaries and affiliates are eligible to participate in this plan. Non-employee directors are not eligible to participate in the 2000 plan. This plan is intended to remain in effect until 2010. The description below summarizes the material terms of this plan.

    GENERAL

    The 2000 plan will be administered by the Compensation Committee of our Board of Directors, or another committee designated by our Board of Directors, and provides for the grant of stock options, both non-qualified and incentive stock options and other types of equity-based awards.


    The 2000 plan will provide for a maximum number of shares of common stock available for grant each year based on a percentage of the aggregate number of shares outstanding. In addition, the number of shares that may be granted to each individual participant under the 2000 plan will be limited for each calendar year.


    The term of options granted under the 2000 plan may not exceed 10 years. Unless otherwise determined by our Compensation Committee, options will vest ratably on each of the first four anniversaries after the grant date and will have an exercise price equal to the fair market value of the common stock on the date of grant. Options granted under the 2000 plan may be incentive stock options and qualified stock options.

    A participant exercising an option may pay the exercise price in cash or, if approved by our Compensation Committee, with previously acquired shares of common stock or in a combination of cash and stock. Our Compensation Committee, in its discretion, may allow the cashless exercise of options.

    Options are nontransferable other than by will or the laws of descent and distribution or, at the discretion of our Compensation Committee, by a written beneficiary designation and, in the case of a nonqualified option, by a gift to members of the holder's immediate family. The gift may be made directly or indirectly or by means of a trust or partnership or limited liability company and, during the participant's lifetime, may be exercised only by the participant, any such permitted transferee or a guardian, legal representative or beneficiary.


    At the time of this offering, we expect to grant options to purchase up to 900,000 shares of common stock under the 2000 plan at an exercise price equal to the initial public offering price. Any option that expires, is forfeited or repurchased by us will again be available for grant under the plan.


    OTHER AWARDS

    The 2000 plan allows for the grant of stock appreciation rights, or SARs, alone or in tandem with options. An SAR permits a participant to receive, upon exercise, cash or shares of common stock, or a combination thereof, as determined by our Board of Directors or our Compensation Committee. The amount of cash or the value of the shares is equal to the excess of the fair market value of a share of common stock on the date of exercise over the SAR exercise price, multiplied by the number of shares with respect to which the SAR is exercised. The 2000 plan also allows for the grant of restricted stock, the vesting of which is subject to the achievement of performance goals or continued service. Performance awards may be granted subject to performance goals and/or service-based restrictions, and will be denominated and payable in cash or shares of common stock or a combination as determined by our Board of Directors or our Compensation Committee. Dividend and interest equivalents with respect to awards and other awards based on the value of common stock may also be granted.

    CHANGE IN CONTROL


    In the event of a change in control, or in the event of involuntary termination of the optionee's employment within two years after a change of control, any option or SAR that is not then exercisable and vested will become fully exercisable and vested and remain exercisable for the option term, restrictions on restricted stock will lapse and performance units will be deemed earned. Change in control generally means:


    - the acquisition of an amount of common stock greater than the amount held, directly or indirectly, by Stonington and representing at least 30% of the outstanding common stock or voting securities;

    - a change in the majority of the members of the Board of Directors, unless approved by the incumbent directors or Stonington;


    - the completion of a merger involving our company in which, among other things, our stockholders do not retain more than 50% of the common stock and voting power; or


    - approval by our stockholders of a liquidation, dissolution or sale of substantially all of our assets.

    DEFERRALS

    The 2000 plan allows our Board of Directors or Compensation Committee to establish procedures for the deferral of the delivery of shares or cash pursuant to awards made under the plan.

    AMENDMENTS

    Our Board of Directors may at any time amend or terminate the 2000 plan and may amend the terms of any outstanding option or other award, except that no termination or amendment may impair the rights of the participants as they relate to outstanding options or awards. However, no such amendment to the 2000 plan will be made without the approval of our stockholders to the extent such approval is required by law or stock exchange rule.

THE EMPLOYEE STOCK PURCHASE PLAN

    In connection with the offering, we intend to adopt an employee stock purchase plan. The purpose of this plan is to further our long-term stability and financial success by providing a method for employees to increase their ownership of common stock. Under the purchase plan, shares of common stock will be available for issuance and sale. Unless sooner terminated at the discretion of our Board of Directors, the purchase plan will terminate on December 31, 2010.

    ELIGIBILITY

    All of our employees and all of the employees of designated subsidiaries generally will be eligible to participate in the purchase plan, other than employees whose customary employment is 20 hours or less per week or is for not more than five months in a calendar year, or who are ineligible to participate due to restrictions under the Internal Revenue Code, and subject to compliance with applicable U.S. and foreign securities laws.

    GENERAL DESCRIPTION


    A participant in the purchase plan may authorize regular salary deductions of a maximum of 15% and a minimum of 1% of base compensation. The fair market value of shares which may be purchased by any employee during any calendar year may not exceed $25,000. The amounts so deducted and contributed will be applied to the purchase of full shares of common stock under options to purchase shares at 85% of the lesser of the fair market value of such shares on the date of purchase or on the offering date for such offering period. The offering dates will be January 1 and July 1 of each purchase plan year, and each offering period shall consist of one six-month purchase period. Any offering period, however, beginning in 2000 would be commenced after July 1, and would be for less than a six-month period. Shares will be purchased for participating employees on the last business days of June and December for each purchase plan year and each such participant will have the rights of a stockholder with respect to such shares. Participants may decrease their payroll deductions at any time but not more than once during any offering period.


    Participants may increase or decrease their payroll deductions for any subsequent offering period by notifying the purchase plan administrator no later than 15 days prior to such offering period. Participants may also withdraw from participation in the purchase plan at any time on or prior to the 15th day of the last month of the offering period. If a participant withdraws from the purchase plan, any contributions that have not been used to purchase shares will be refunded. A participant who has withdrawn may not participate in the purchase plan again until the next offering period.

    In the event of retirement or other termination of employment before the 15th day of the last month in the offering period, any contributions that have not yet been used to purchase shares will be refunded and a certificate issued for the full shares in the participant's account. In the event of a participant's death, any contributions that have not yet been used to purchase shares and all shares in such participant's account will be delivered to the participant's beneficiary designated in writing and filed with us, or, if no beneficiary has been designated or survives the participant, to the participant's estate. Any payroll deductions that have not been used to purchase shares will be returned to the participant after the end of the applicable offering period.

    AMENDMENTS OR TERMINATION OF THE PURCHASE PLAN

    Our Board of Directors may amend the purchase plan in any respect, although our stockholders must approve any amendment that would increase the number of securities that may be issued under the purchase plan or would cause the plan to fail to qualify for beneficial tax treatment under Section 423 of the Internal Revenue Code. Our Board of Directors may suspend or terminate the purchase plan at any time. However, in the event of a termination while an offering period is in progress, our Compensation Committee may return accumulated payroll deductions or shorten the offering period by setting a new date of purchase.


SHARES RESERVED UNDER NEW PLANS



    A total of 7,000,000 shares of our common stock have been reserved for issuance under the stock incentive, non-employee director compensation and employee stock purchase plans we intend to adopt in connection with the offering.

                           RELATED PARTY TRANSACTIONS

STOCKHOLDERS' AGREEMENT

    In 1997, Packard BioScience Company, Stonington, three institutional investors, certain members of our management and certain others of our stockholders who did not sell their shares in the recapitalization entered into a Stockholders' Agreement which contains, among other terms and conditions, provisions relating to corporate governance, restrictions with respect to the transfer of common stock, rights related to puts and calls, and registration rights granted by us with respect to our common stock.

    Pursuant to the terms of the Stockholders' Agreement, each party agreed to elect an initial slate of directors of Packard BioScience Company who had been nominated by Stonington, on condition that the initial slate consist of three management stockholders, four designees of Stonington and two independent directors mutually agreed upon by Stonington and our chief executive officer. Now that the initial slate of directors has been elected, Stonington has the right to nominate at any time and from time to time all of our directors, including the right to reduce, expand and fill vacancies on our Board, and, subject to applicable law, has the right to remove such directors at any time and from time to time, and the other parties have agreed to vote in favor of such nomination or removal of directors.

    Under the Stockholders' Agreement, each party is, subject to certain limitations, entitled to register shares of common stock in connection with a registration statement prepared by us to register common equity beneficially owned by Stonington. Stonington has the right to require us to take such steps as necessary to register all or part of the common stock held by Stonington under the Securities Act pursuant to the provisions of the Stockholders' Agreement. After the offering, each party other than Stonington will have the right on one occasion to require us to register shares of common stock held by such party under the Securities Act, subject to certain minimum amounts and other limitations. The Stockholders' Agreement contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification granted in connection with the registration of common stock subject to such agreement.

    The Stockholders' Agreement contains provisions relating to tag-along, drag-along, put and call rights of the stockholders, all of which will terminate upon consummation of the offering. Pursuant to the Stockholders' Agreement, following the offering, the management stockholders and the stockholders who did not sell their shares in the recapitalization will be able to transfer their shares subject to applicable restrictions under the Securities Act and other federal and state securities laws.


    This offering will not trigger any of the stockholders' tag-along, drag-along, put, call or registration rights under the Stockholders' Agreement.


OTHER RELATED PARTY TRANSACTIONS

    In connection with the 1997 recapitalization, Stonington Partners, Inc., the management company of our controlling stockholder, received a structuring fee and reimbursement for certain out-of-pocket expenses totaling $2.6 million in the aggregate.


    Messrs. Olcott, McKernan and Serrano and Messrs. Orren Tench and Daniel Meert have agreed to transfer by gift an aggregate of 113,700 shares of their own common stock, or 100 shares per employee, to substantially all of our employees who do not currently own shares or options to purchase shares of our common stock, subject to compliance with applicable U.S. and foreign securities laws.



    We paid Robert W. Baird & Co. Incorporated fees and expenses of $3,069,000 in 1997 in connection with the 1997 recapitalization. In 1998, we paid
Robert W. Baird & Co. Incorporated a fee of $50,000 for financial advisory services. In addition, Baird Capital Partners II Limited Partnership and BCP II Affiliates Fund Limited Partnership, affiliates of Robert W. Baird & Co. Incorporated, own an aggregate of 1,573,030 shares of our common stock which they acquired from us in June 1997 for a total price of approximately
$3.5 million.

          SECURITY OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information with respect to beneficial ownership of our common stock, including the percentage of total voting power, as of March 17, 2000, on an actual basis and as adjusted to reflect completion of the offering, by:


    - each of our executive officers;

    - each director;

    - each holder known to us to hold beneficially more than 5% of our common stock; and

    - all current directors and executive officers as a group.

    Except as otherwise indicated in the footnotes below, each beneficial owner has the sole power to vote and to dispose of all shares held by that holder. You should keep the following points in mind as you read the information in the table.


    - The amounts and percentage of our common stock beneficially owned by a holder are reported on the basis of the regulations of the SEC that govern the determination of beneficial ownership of securities. Under these regulations, a person or group of persons is deemed to be a "beneficial owner" of a security if that person or group has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. A person or group of persons is also deemed to be a beneficial owner of any securities with respect to which that person or group has a right to acquire beneficial ownership within 60 days of March 17, 2000. Under these rules, more than one person may be deemed a beneficial owner of the same security and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.



    - The percentage of our common stock outstanding is based on the 55,632,620 shares of our common stock outstanding as of March 17, 2000, including shares of common stock deemed outstanding pursuant to the definition of beneficial ownership in the preceding paragraph. These shares are deemed to be outstanding when computing the percentage of ownership of each person or group of persons named above, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.



                                                 BENEFICIAL OWNERSHIP OF          BENEFICIAL OWNERSHIP
                                                      COMMON STOCK                   OF COMMON STOCK
                                                     BEFORE OFFERING               AFTER OFFERING(12)
                                                -------------------------       -------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER*           SHARES (1)        % (2)         SHARES (1)        % (2)
-------------------------------------           ----------       --------       ----------       --------
Stonington Capital Appreciation 1994 Fund,
  L.P. (3)....................................  31,955,605         57.4         31,955,605         47.2
Emery G. Olcott (4)(13).......................   2,606,155          4.7          2,606,155          3.9
Richard T. McKernan (5)(13)...................   1,640,095          3.0          1,640,095          2.4
George Serrano (6)(13)........................   1,004,070          1.8          1,004,070          1.5
Ben D. Kaplan (7).............................     520,000           **            520,000           **
Timothy O. White, Jr. (8).....................     194,125           **            194,125           **
Robert F. End (9).............................           0           --                  0           --
Bradley J. Hoecker (9)........................           0           --                  0           --
Alexis P. Michas (9)..........................           0           --                  0           --
Peter P. Tong (9)(10).........................     162,350           **            162,350           **
All directors and executive officers as a
  group (9 persons) (9)(11)...................   6,126,795         11.0          6,126,795          9.1


                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES FOR TABLE)


* The address for all of the members of our management and for Peter P. Tong is: 800 Research Parkway, Meriden, Connecticut 06450. Refer to (3) below for additional address information.

**  Less than 1%.


(1) The figures assume exercise by only the stockholder or group named in each row of all options for the purchase of common stock held by such stockholder or group which were exercisable by May 17, 2000. In addition, the amounts reflect the accelerated vesting of all unvested options outstanding under our existing stock option plans, resulting in all of them becoming 100% vested, effective March 17, 2000.



(2) Amounts are based upon 47,414,125 shares of common stock outstanding and 8,218,495 options exercisable as of March 17, 2000.



(3) Stonington Capital Appreciation 1994 Fund, L.P. is the record holder of 30,898,890 shares of common stock. The Stonington fund also controls, but disclaims beneficial ownership of, an additional 1,056,175 shares purchased by two institutional investors pursuant to the Stockholders' Agreement. The Stonington fund is a Delaware limited partnership whose limited partners consist of certain institutional investors, formed to invest in corporate acquisitions organized by Stonington Partners, L.P. Stonington Partners, L.P., a Delaware limited partnership, is the general partner in the Stonington fund with a 1% economic interest. Except for such economic interest, Stonington Partners, L.P. disclaims beneficial ownership of the shares set forth above. Stonington Partners, Inc. II is the general partner of, with a 1% economic interest in, Stonington Partners, L.P. Except for such economic interests, Stonington Partners, Inc. II disclaims beneficial ownership of the shares set forth above.


    Pursuant to a management agreement with the Stonington fund, Stonington Partners, Inc. has full discretionary authority with respect to the investments of the Stonington fund, including the authority to make and dispose of such investments. Furthermore, Stonington Partners, Inc. has a 1% economic interest in Stonington Partners, L.P. Stonington Partners, Inc. disclaims beneficial ownership of the shares set forth above. The address for each of the entities listed in this footnote, as well as Stonington management included in the table above, is c/o Stonington Partners, Inc., 767 Fifth Avenue, New York, NY 10153.


(4) Includes shares held by Mr. Olcott's spouse and in trust for one of his children. Includes 565,000 shares subject to options which were exercisable as of May 17, 2000.



(5) Includes shares held by Mr. McKernan's spouse and the McKernan Family Partnership. Includes 700,000 shares subject to options which were exercisable as of May 17, 2000.



(6) Includes 500,000 shares subject to options which were exercisable as of May 17, 2000.



(7) Includes 500,000 shares subject to options which were exercisable as of May 17, 2000.



(8) Includes shares held by Mr. White's wife, children and trust to which Mr. White is beneficiary. Includes 50,000 shares subject to options which were exercisable as of May 17, 2000.


(9) Excludes shares held by the Stonington fund of which Mr. End, Mr. Hoecker, Mr. Tong and Mr. Michas may be deemed to be beneficial owners as a result of their ownership of stock in, and/or membership on the Boards of Directors of, Stonington Partners, Inc. and Stonington Partners, Inc. II, but they disclaim such beneficial ownership.


(10) Includes 50,000 shares subject to options which were exercisable as of May 17, 2000.



(11) Includes shares held by certain family members, trusts and similar entities. Includes 2,365,000 shares subject to options which were exercisable as of May 17, 2000.


                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE)



(12) Assumes that the underwriters' over-allotment options are not exercised. If the underwriters exercise their over-allotment options in full, the following individuals will sell certain of their shares according to the following table:



                                                          BENEFICIAL                         BENEFICIAL
                                                         OWNERSHIP OF                       OWNERSHIP OF
                                                         COMMON STOCK        NUMBER         COMMON STOCK
                                                       BEFORE OFFERING      OF SHARES      AFTER OFFERING
                                                     --------------------     BEING     --------------------
STOCKHOLDER                                           SHARES        %        OFFERED     SHARES        %
-----------                                          ---------   --------   ---------   ---------   --------
Emery G. Olcott....................................  2,606,155     4.7        75,000    2,531,155     3.7

Richard T. McKernan................................  1,640,095     3.0        75,000    1,565,095     2.3

George Serrano.....................................  1,004,070     1.8        35,000      969,070     1.4

Orren Tench........................................    995,575     1.8        39,400      956,175     1.4

Daniel Meert.......................................    511,575     *          13,200      498,375     *

Staf van Cauter....................................    281,000     *          14,700      266,300     *

Eugene Della Vecchia...............................    275,260     *          14,400      260,860     *

Michael A. Zebarth.................................    211,850     *          11,100      200,750     *
                                                                             -------
  Total............................................                          277,800
                                                                             =======


------------------------


*   Less than 1%.



(13) Gives effect to a gift Messrs. Olcott, McKernan and Serrano and Messrs. Orren Tench and Daniel Meert have agreed to make, in the aggregate, of 113,700 shares of their own common stock (50,000 shares by Mr. Olcott, 18,425 shares each by Messrs. McKernan and Tench and 13,425 shares each by Messrs. Serrano and Meert), or 100 shares per employee, to substantially all of our employees who do not currently own shares or options to purchase shares of our common stock, subject to compliance with applicable U.S. and foreign securities laws.

                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING SUMMARY DESCRIBES THE MATERIAL TERMS OF OUR CAPITAL STOCK. HOWEVER, YOU SHOULD REFER TO THE ACTUAL TERMS OF OUR CAPITAL STOCK CONTAINED IN OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION.


    As of March 21, 2000, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.002 per share, and 1,000,000 shares of our preferred stock, par value $0.01 per share. As of the same date, we had 47,414,125 shares of common stock and no shares of preferred stock outstanding. Immediately following the offering, we will have 59,414,125 shares of common stock outstanding, without giving effect to the exercise of the underwriters' over-allotment options.


COMMON STOCK


    Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of common stock on the applicable record date is entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, to share ratably in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters. Stonington benefits from an agreement with the other parties to the Stockholders' Agreement described under "Related Party Transactions," pursuant to which these parties will vote with Stonington in favor of nominations and removals of directors by Stonington. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. All outstanding shares of common stock are, and the shares of common stock sold in the offerings will be when issued, fully paid and nonassessable.


PREFERRED STOCK

    Our board of directors has the authority to issue shares of preferred stock in one or more series and to fix, by resolution, the voting powers, and designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in each series (which our board of directors may increase or decrease as permitted by Delaware law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both. Although our board of directors has no present plans to do so, it could issue one or more series of preferred stock, without stockholder approval, that could, depending on the terms of such series, restrict dividends on the common stock, dilute the voting power of the common stock, impair the liquidation rights of the common stock or impede the completion of a merger, tender offer or other takeover attempt.

DELAWARE GENERAL CORPORATION LAW

    We are subject to Section 203 of the Delaware General Corporation Law.
Section 203 generally prevents Delaware corporations from engaging in a business combination with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, an "interested stockholder" is a person, together with affiliates and associates, who owns 15% or more of a corporation's voting stock. The existence of this provision may delay or make more difficult the acquisition of our company by means of a hostile tender offer, open market purchases, a proxy contest or otherwise.

ACTION BY WRITTEN CONSENT


    Under the Delaware General Corporation Law, unless the certificate of incorporation expressly prohibits action by the written consent for stockholders, any action required or permitted to be taken by our stockholders at a duly called annual or special meeting of stockholders may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Our certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Stonington, as holder of 53.8% of our total voting power after the offering, without giving effect to the exercise of the underwriters' over-allotment options, will be able to take any action to be taken by stockholders without the necessity of holding a stockholder meeting. We intend, however, to hold annual meetings of stockholders.


TRANSFER AGENT AND REGISTRAR


    We expect the transfer agent and registrar for our common stock to be
ChaseMellon Shareholder Services, L.L.C.             .


LISTING

    We intend to quote our common stock on the Nasdaq National Market under the symbol "PBSC."

                          DESCRIPTION OF INDEBTEDNESS

SENIOR SUBORDINATED NOTES

    During 1997, we issued $150,000,000 principal amount of 9.375% senior subordinated notes due March 1, 2007. The net proceeds received from the sale of the notes were used, in connection with the 1997 recapitalization, to repay outstanding indebtedness under previous obligations and to repurchase certain of our outstanding shares of common stock.

    We issued and sold our notes in March 1997 in a transaction not registered under the Securities Act, and subsequently registered them with the SEC in an exchange offer that we completed in June 1997.

    We have the right to redeem our notes in cash, at any time on or after March 1, 2002, at redemption prices ranging from 104.688% to 100.000% depending on the timing of redemption.

    In the event of a "change in control" of Packard BioScience Company, as defined in the indenture governing the notes, a holder of notes generally has the right to require us to purchase all or a portion of its notes at a purchase price equal to 101% of the notes' principal amount.

    The notes are unsecured senior subordinated obligations of Packard BioScience Company and any payment of or on the notes is subordinated to the payment to all of our existing and future senior indebtedness, including indebtedness under our senior credit facility.

    Under the terms of the notes, we are subject to limitations and restrictions with respect to, among other things, the incurrence of additional senior or subordinated indebtedness, the payment by us or our subsidiaries of dividends or other distributions, the repurchase by us or our subsidiaries of our capital stock, the making of investments and acquisitions, the entering into certain transactions with affiliates, the disposition of proceeds of asset sales, the incurrence of liens, guarantees by subsidiaries, the issuance of preferred stock of subsidiaries, and mergers, consolidations or the sale of all or substantially all of our assets. We do not believe that these covenants will prevent us from implementing our business plan or executing our strategy.

    The notes are not listed, and we do not intend to apply for listing, on any securities exchange or automated quotation system.


    We intend to use a portion of the net proceeds from the offering to make open-market purchases from time to time of portions of our senior subordinated notes, if available under terms acceptable to us, as described under "Use of Proceeds."


SENIOR CREDIT AGREEMENT

    During 1997, in connection with the 1997 recapitalization, we also entered into a senior credit agreement with a group of banks which provides for a $40,000,000 term loan facility and the availability of up to $75,000,000 in a revolving credit facility with a sub-limit for letters of credit up to $11,000,000 in the aggregate. The term loan facility matures in six years and bears interest, at our option, at the customary base rate (defined as a certain bank's reference rate, or the federal funds rate plus 0.5%, whichever is higher) plus 1.75%, adjusted downward if we achieve certain financial ratio levels, or at the customary reserve adjusted Eurodollar rate plus 2.75%. The outstanding revolving credit facility balance, if any, is due and payable on March 31, 2002. The revolving credit facility bears interest, at our option, at the customary base rate plus 1.375%, or at the customary reserve adjusted Eurodollar rate plus 2.375%, adjusted downward if we achieve certain financial ratio levels. The credit agreement also provides for a commitment fee of 0.5%, adjusted downward if we achieve certain financial ratio levels, on any unused portion of the revolving credit facility. At December 31, 1999, the one-month Eurodollar rate was 6.04%.

    We are required under the credit agreement to make prepayments on the term loan facility and reduce the commitments under the revolving credit facility under certain circumstances, including upon certain asset sales and issuance of debt or equity securities. Mandatory prepayments or commitment reductions are applied first to the prepayment of the loans under the term loan facility and then to the permanent reduction of the revolving credit facility. Each prepayment of the term loan facility must be applied to the installments of the facility ratably in accordance with the then outstanding amounts without premium or penalty and may not be reborrowed. Each bank that is a holder of term loans under the term loan facility has the right to refuse any mandatory prepayment, in which case we would retain the amount so refused.

    The credit agreement contains certain financial covenants, including a minimum fixed charge coverage test, a minimum interest coverage test and a maximum leverage test, and other customary affirmative and negative covenants relating to, among other things, limitations on other indebtedness, liens, investments, guarantees, restricted payments, mergers and acquisitions, sales of assets, leases, transactions with affiliates and conduct of business, with customary exceptions and baskets. The credit agreement also provides for customary events of default, including failure to make payments when due, failure to make interest payments or payments of fees after a grace period, cross-defaults, violations of covenants, material inaccuracies of representations and warranties, bankruptcy, material judgments, invalidity of guaranties or any security document and certain changes of control. In connection with the credit agreement, we pledged as collateral substantially all of our and most of our domestic subsidiaries' tangible and intangible assets, and 65% of the capital stock of our foreign subsidiaries.

    In October, 1999, we amended the revolving credit and term loan facilities, effective as of September 30, 1999, among other things, to increase our maximum consolidated leverage ratio. As of December 31, 1999, we were in compliance with all covenants under the credit agreement.

    As of February 14, 2000, we amended the credit agreement to allow for "investments," as defined in the credit agreement, at levels higher than previously provided for. In connection with obtaining this amendment, the margins which are added to the customary base rate and customary reserve adjusted Eurodollar rate referred to above were generally increased by 0.50%. In addition, we were charged an amendment fee of 0.125% on the total credit agreement.

    We intend to use $68.8 million of the net proceeds from the offering to reduce the outstanding balance under our senior credit facility as described under "Use of Proceeds."

                        SHARES ELIGIBLE FOR FUTURE SALE


    Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our common stock. After completion of the offering, there will be 59,414,125 shares of our common stock outstanding. Of these shares, the 12,000,000 shares of common stock sold in the offering
(13,800,000 shares if the underwriter's over-allotment options are exercised in full) will be freely transferable without restriction under the Securities Act. All the remaining shares of common stock may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, including an exemption contained in Rule 144 under the Securities Act.


    RULE 144

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


    - 1% of the then outstanding shares of common stock (approximately 594,000 shares immediately after the offering); and


    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

    Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about us and may be effected only through unsolicited brokers' transactions.


    Under Rule 144(k), a person who is not deemed an "affiliate" of us at any time during the 90 days preceding a sale would be entitled to sell his, her or its restricted shares under Rule 144 without regard to the volume or other limitations described above, provided that two years have elapsed since the restricted shares were acquired from us or one or our affiliates. Immediately after the offering, substantially all of the shares of our common stock not sold in this offering will be available for sale under Rule 144(k), subject only to the restrictions set forth in the Stockholders' Agreement described under "Related Party Transactions--Stockholders' Agreement," and the lock-up arrangements described below.


    LOCK-UPS


    We, our directors, executive officers and our principal stockholders have agreed with the underwriters that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, we will not offer, sell, contract to sell or otherwise dispose of any shares of our common stock or any securities of Packard BioScience Company which are substantially similar to the shares of the common stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of common stock (other than, in the case of Packard BioScience Company, pursuant to our existing employee benefit plans) without the prior written consent of Merrill Lynch & Co., except for the shares of common stock offered in connection with the offering. We expect the lock-up agreements by these persons (other than Packard BioScience Company) to cover at least 85% of the shares of our common stock outstanding prior to the offering.


    STOCK PLANS


    We intend to file a registration statement on Form S-8 to register approximately 9.2 million shares of our common stock that are reserved for issuance or sale under our existing stock option plans, that are not so registered, and that are reserved for issuance under the plans we intend to adopt in connection with the offering. As of March 17, 2000, there were outstanding options to purchase an aggregate of 8,218,495 shares of our common stock, all of which were vested. In addition, 7,000,000 shares of our common stock are reserved for issuance under the plans we intend to adopt in connection with the offering, as described under "Management." All shares of common stock issuable upon exercise of options granted or to be granted under our plans will be freely tradable upon effectiveness of the S-8 registration statement without restrictions under the Securities Act, unless such shares are held by an "affiliate" of us (in which case they will be subject to the limitations of Rule 144 described above).


    No prediction can be made as to the effect, if any, that market sales of restricted shares or the availability of restricted shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of our equity securities.

                       MATERIAL UNITED STATES FEDERAL TAX
                      CONSIDERATIONS FOR NON-U.S. HOLDERS

    The following is a general discussion of certain U.S. federal income and estate tax considerations with respect to the ownership and disposition of common stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder other than:

    - citizen or resident of the United States;

    - a corporation created or organized in the United States or under the laws of the United States or of any state;

    - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; and

    - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

    This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation or any aspects of state, local, or non-U.S. taxes, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder that may be subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and certain U.S. expatriates). Accordingly, prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of common stock.

DIVIDENDS

    In general, dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the Non-U.S. Holder within the United States. Dividends effectively connected with such a U.S. trade or business and, if a treaty applies, attributable to such a U.S. permanent establishment of a Non-U.S. Holder, generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of an income tax treaty providing for a lower rate of withholding under the currently effective Treasury Regulations (Current Regulations) and published Internal Revenue Service positions, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country absent knowledge to the contrary. Under Treasury Regulations issued on October 6, 1997 (Final Regulations), and generally effective for payments made after December 31, 2000, however, a Non-U.S. Holder (including, in certain cases of Non-U.S. Holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding under an applicable income tax treaty.

GAIN OR SALE OR OTHER DISPOSITION OF COMMON STOCK

    In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of common stock unless:

    - the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder (in which case the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation);

    - the Non-U.S. Holder is an individual who holds shares of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met;

    - the Non-U.S. Holder is subject to tax under the provisions of the Internal Revenue Code regarding the taxation of certain U.S. expatriates; or

    - We are or have been a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes (which we do not believe that we currently are, or will become) at any time within the shorter of the five-year period preceding such disposition and such Non-U.S. Holder's holding period. If we were or were to become a USRPHC at any time during this period, gains realized upon a disposition of common stock by a Non-U.S. Holder that did not directly or indirectly own more than 5% of the common stock during this period would not be subject to U.S. federal income tax, provided that common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

ESTATE TAX

    Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provided otherwise, and therefore may be subject to U.S. federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

    We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S Holder resides or is established.

    Under the Current Regulations, U.S. backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting requirements (other than those discussed in the previous paragraph) generally will not apply to dividends paid on common stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of common stock to a Non-U.S. Holder at an address in the United States if the holder fails to establish an exemption or to provide certain other information to the payor.

    Under the Current Regulations, the payment of proceeds from the disposition of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of common stock to or through a Non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of common stock paid to or though a non-U.S. office of a broker that is:

    - a U.S. person;

    - a "controlled foreign corporation" for U.S. federal income tax purposes;
      or

    - a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business,

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

    Under the Final Regulations, generally effective for payments made after December 31, 2000, the payment of dividends or the payment of proceeds from the disposition of common stock to a Non-U.S. Holder may be subject to information reporting and backup withholding unless the recipient satisfies the certification requirements of the Final Regulations or otherwise establishes an exemption.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

    THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER OF COMMON STOCK SHOULD CONSULT THAT HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

                                  UNDERWRITING


    We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc., Robert W. Baird & Co. Incorporated, Banc of America Securities LLC and Thomas Weisel Partners LLC are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement among us and the U.S. underwriters, and concurrently with the sale of shares to the international managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us the number of shares listed opposite their names below.



                                                               NUMBER
U.S. UNDERWRITER                                              OF SHARES
----------------                                              ---------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Chase Securities Inc........................................
Robert W. Baird & Co. Incorporated..........................
Banc of America Securities LLC..............................
Thomas Weisel Partners LLC..................................
                                                              ---------
        Total...............................................  9,600,000
                                                              =========



    We have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, Chase Securities Inc., Robert W. Baird & Co. Incorporated, Bank of America International Limited and Thomas Weisel International Limited are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of shares to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase 2,400,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.


    The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

    We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since
December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 120 filed public offerings of equity securities, of which 88 have been completed, and has acted as a syndicate member in an additional 57 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

COMMISSIONS AND DISCOUNTS

    The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a
concession not in excess of $           per share. The U.S. underwriters may
allow, and the dealers may reallow, a discount not in excess of $           per
share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to Packard BioScience Company and, if any, to certain stockholders. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.


                                           PER SHARE   WITHOUT OPTION   WITH OPTION
                                           ---------   --------------   -----------
Public offering price....................  $              $               $
Underwriting discount....................  $              $               $
Proceeds, before expenses, to Packard
  BioScience Company.....................  $              $               $
Proceeds, before expenses, to certain
  stockholders...........................  $               --             $


    The expenses of the offering, not including the underwriting discount, are
estimated at $         and are payable by Packard BioScience Company.

OVER-ALLOTMENT OPTIONS


    We and certain stockholders have granted options to the U.S. underwriters to purchase up to 1,440,000 additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.



    We and certain stockholders have also granted options to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to 360,000 additional shares to cover any over-allotments on terms similar to those granted to the U.S. underwriters.


INTERSYNDICATE AGREEMENT

    The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES


    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,200,000 shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.


NO SALES OF SIMILAR SECURITIES

    We, our executive officers and directors and all principal existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals will agree not to directly or indirectly:

    - offer, pledge, sell or contract to sell any common stock;

    - sell any option or contract to purchase any common stock;

    - purchase any option or contract to sell any common stock;

    - grant any option, right or warrant for the sale of any common stock;

    - lend or otherwise dispose of or transfer any common stock;

    - request or demand that we file a registration statement related to the common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.


    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above do not apply to the shares sold to the underwriters under this prospectus.


QUOTATION ON THE NASDAQ NATIONAL MARKET

    We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "PBSC."

    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us;

    - our financial information;

    - the history of, and the prospects for, our company and the industry in which we compete;

    - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

    - the present state of our development; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

    The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in the common stock in connection with the offering, that is, if they sell more shares than are listed on the cover of this prospectus, the U.S. representatives may reduce that short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

    The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Messrs. End, Hoecker and Michas, who are Directors of our company, are also Directors and/or consultants to Merrill Lynch Capital Partners, Inc., which is associated with Merrill Lynch, Pierce, Fenner & Smith Incorporated. They have received, and may in the future receive, customary fees in connection with consulting services performed.


    In addition, affiliates of Robert W. Baird & Co. Incorporated, own an aggregate of 1,573,030 shares of our common stock and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated own an aggregate of 1,056,175 shares of our common stock. Further, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Chase Securities Inc. and
Robert W. Baird & Co. Incorporated are affiliates of Limited Partners of the Stonington Capital Appreciation 1994 Fund, L.P. George Montgomery, an affiliate of Chase Securities Inc., also owns 50,000 shares of our common stock.


    Banc of America Securities LLC is also an affiliate of a lender under our senior credit facility. Such affiliate of Banc of America Securities LLC will receive its proportionate share of the repayment by us of amounts outstanding under our senior credit facility from the net proceeds of this offering. See "Use of Proceeds."

                                 LEGAL MATTERS

    The validity of the shares of common stock will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York and for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. The registration statement, including exhibits, schedules and amendments thereto, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains a world wide Web site (http:\\www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as us which file electronically with the SEC. The registration statement, including all exhibits thereto and amendments thereof, is available on that Web site.

    In March 1997, we filed a registration statement on Form S-4 with the SEC in connection with the registration under the Securities Act of 1933 of our 9 3/8% senior subordinated notes due 2007. Upon effectiveness of that registration statement we became subject to the informational requirements of the Securities Exchange Act of 1934 and have filed annual, quarterly and current reports and other information with the SEC since that time. Upon effectiveness of this registration statement, we will also be required to file annual reports, proxy and information statements. You may inspect and copy these reports, proxy and information statements and other information at the addresses set forth above.


    We intend to furnish to our stockholders our annual reports containing consolidated financial statements audited by our independent auditors and quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................    F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-3
Consolidated Statements of Income (Loss) for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-4
Consolidated Statements of Comprehensive Income (Loss) for
  the Years Ended December 31, 1997, 1998 and 1999..........    F-5
Consolidated Statements of Stockholders' Equity (Deficit)
  for the Years Ended December 31, 1997, 1998 and 1999......    F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-7
Notes to Consolidated Financial Statements..................    F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Packard BioScience Company:

    We have audited the accompanying consolidated balance sheets of Packard BioScience Company (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Packard BioScience Company and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                             ARTHUR ANDERSEN LLP


Hartford, Connecticut
February 14, 2000,
except for Note 15 as to which
the date is March 21, 2000

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1998 AND 1999

                             (DOLLARS IN THOUSANDS)


                                                                1998       1999
                                                              --------   --------
                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $  7,929   $  7,576
  Accounts receivable, net..................................    48,218     63,350
  Inventories, net..........................................    30,633     34,191
  Deferred income taxes.....................................     4,423      4,795
  Other.....................................................     6,268      6,271
                                                              --------   --------
    Total current assets....................................    97,471    116,183
                                                              --------   --------
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Land and improvements.....................................     1,820      1,866
  Buildings and improvements................................    17,236     19,761
  Machinery, equipment and furniture........................    24,413     29,702
                                                              --------   --------
                                                                43,469     51,329
  Less: Accumulated depreciation............................   (17,902)   (21,215)
                                                              --------   --------
                                                                25,567     30,114
                                                              --------   --------
OTHER ASSETS:
  Goodwill, net of accumulated amortization.................    24,030     41,919
  Deferred financing costs, net of accumulated
    amortization............................................     8,346      6,801
  Investments...............................................       850        847
  Other.....................................................    12,870     10,131
                                                              --------   --------
                                                                46,096     59,698
                                                              --------   --------
                                                              $169,134   $205,995
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Notes payable.............................................  $  3,221   $  3,197
  Current portion of long-term debt.........................     3,496      2,113
  Accounts payable..........................................    16,956     19,405
  Accrued liabilities.......................................    26,802     28,896
  Accrued acquisition payments (Note 12)....................     7,274      6,089
  Income taxes payable......................................     2,603      3,614
  Deferred income...........................................    12,372     14,304
                                                              --------   --------
    Total current liabilities...............................    72,724     77,618
                                                              --------   --------
LONG-TERM DEBT, less current portion........................   190,117    225,731
                                                              --------   --------
DEFERRED INCOME TAXES.......................................     5,489      4,807
                                                              --------   --------
OTHER NONCURRENT LIABILITIES................................     6,812      3,428
                                                              --------   --------
COMMITMENTS AND CONTINGENCIES (Notes 8, 11, 12 and 15)
MINORITY INTEREST IN EQUITY OF SUBSIDIARY...................     2,555      2,301
                                                              --------   --------
STOCKHOLDERS' DEFICIT:
  Common stock (68,570,615 and 68,515,515 shares issued and
    45,750,975 and 46,268,825 shares outstanding as of
    December 31, 1998 and 1999, respectively)...............       137        137
  Paid-in capital...........................................        --      1,827
  Accumulated other comprehensive income (cumulative
    translation adjustment).................................     1,448        527
  Accumulated deficit.......................................   (10,012)   (12,895)
                                                              --------   --------
                                                                (8,427)   (10,404)
  Less: Treasury stock, at cost.............................   (99,341)   (96,920)
  Deferred compensation.....................................      (795)      (566)
                                                              --------   --------
                                                              (100,136)   (97,486)
                                                              --------   --------
    Total stockholders' deficit.............................  (108,563)  (107,890)
                                                              --------   --------
                                                              $169,134   $205,995
                                                              ========   ========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                1997       1998       1999
                                                              --------   --------   --------
Net product sales...........................................  $120,637   $154,685   $171,639
Service revenue.............................................    37,988     46,497     62,378
Chemicals and supplies sales................................    25,488     26,982     30,875
                                                              --------   --------   --------
                                                               184,113    228,164    264,892
                                                              --------   --------   --------
Cost of product sales.......................................    49,295     66,317     79,674
Other costs of product sales (Note 13)......................        --         --      2,703
Service expense.............................................    27,703     35,449     48,543
Cost of chemicals and supplies sales........................    10,195     10,253     11,732
Amortization of acquired inventory step-up (Note 12)........       800      1,500      1,000
                                                              --------   --------   --------
                                                                87,993    113,519    143,652
                                                              --------   --------   --------
  Gross profit..............................................    96,120    114,645    121,240
Research and development expenses...........................    23,480     29,228     30,109
Selling, general and administrative expenses (Note 5).......    49,855     55,133     62,151
Other charges, net (Note 14)................................    18,429      7,511         --
                                                              --------   --------   --------
  Income from operations....................................     4,356     22,773     28,980
Interest expense............................................   (18,119)   (21,270)   (23,053)
Other income, net...........................................       790        612        374
Foreign exchange transaction gains, net.....................       377        258        683
Gain on sale of equity securities (Note 1)..................        --      3,155         --
                                                              --------   --------   --------
  Income (loss) before provision for income taxes and
    minority interest.......................................   (12,596)     5,528      6,984
Provision for income taxes..................................    (5,941)    (3,787)    (7,436)
Minority interest in (income) loss of subsidiaries..........      (218)       164        254
                                                              --------   --------   --------
  Net income (loss).........................................  ($18,755)  $  1,905   ($   198)
                                                              ========   ========   ========
Basic earnings (loss) per share.............................  ($  0.30)  $   0.04   $   0.00
                                                              ========   ========   ========
Diluted earnings (loss) per share...........................  ($  0.30)  $   0.04   $   0.00
                                                              ========   ========   ========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                             (DOLLARS IN THOUSANDS)

                                                                1997       1998       1999
                                                              --------   --------   --------
Net income (loss)...........................................  ($18,755)   $1,905    ($  198)
Other comprehensive income (loss):
  Foreign currency translation adjustments..................    (2,746)    1,792       (921)
  Unrealized investment income (loss), net of income
    taxes...................................................     2,885      (990)        --
  Reclassification adjustments, net.........................        --    (1,895)        --
                                                              --------    ------    -------
Other comprehensive income (loss)...........................       139    (1,093)      (921)
                                                              --------    ------    -------
Comprehensive income (loss).................................  ($18,616)   $  812    ($1,119)
                                                              ========    ======    =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                             (DOLLARS IN THOUSANDS)

                                                                                                RETAINED
                                    COMMON STOCK                   CUMULATIVE    UNREALIZED     EARNINGS
                                ---------------------   PAID-IN    TRANSLATION   INVESTMENT   (ACCUMULATED
                                  SHARES      AMOUNT    CAPITAL    ADJUSTMENT    GAINS, NET     DEFICIT)
                                ----------   --------   --------   -----------   ----------   ------------
BALANCE, December 31, 1996....  64,621,105     $129     $  1,320     $2,402       $    --      $   89,088
Net shares forfeited in
  connection with restricted
  stock plan including
  deferred compensation and
  amortization................      (4,490)                   (6)
Shares issued in connection
  with exercise of stock
  options, including related
  tax benefits................   3,992,500        8       17,758                                       (2)
Purchase of treasury stock....
Sale of treasury stock........                                                                     (3,409)
Recapitalization costs........                              (864)
Stock dividend................                           (18,208)                                 (77,142)
Change during year............                                       (2,746)
Net loss......................                                                                    (18,755)
Unrealized investment gains,
  net of income taxes.........                                                      2,885
                                ----------     ----     --------     ------       -------      ----------
BALANCE, December 31, 1997....  68,609,115     $137     $     --     ($ 344)      $ 2,885      ($  10,220)
Net shares forfeited in
  connection with restricted
  stock plan including
  deferred compensation and
  amortization................     (40,500)                                                           (36)
Shares issued in connection
  with exercise of stock
  options, including related
  tax benefits................       2,000                                                           (406)
Purchase of treasury stock....
Sale of treasury stock........                                                                       (108)
Issuance of shares in
  connection with
  acquisitions................                                                                     (1,147)
Change during year............                                        1,792
Unrealized investment gains,
  net of income taxes.........                                                     (2,885)
Net income....................                                                                      1,905
                                ----------     ----     --------     ------       -------      ----------
BALANCE, December 31, 1998....  68,570,615     $137     $     --     $1,448       $    --      ($  10,012)
Net shares forfeited in
  connection with restricted
  stock plan including
  deferred compensation and
  amortization................     (55,100)                                                           (57)
Net shares issued in
  connection with exercise of
  stock options, including
  related tax benefits........                                                                     (2,628)
Compensation expense
  recognized in connection
  with grant of stock
  options.....................                             1,827
Purchase of treasury stock....
Change during year............                                         (921)
Net loss......................                                                                       (198)
                                ----------     ----     --------     ------       -------      ----------
BALANCE, December 31, 1999....  68,515,515     $137     $  1,827     $  527       $    --      ($  12,895)
                                ==========     ====     ========     ======       =======      ==========


                                    TREASURY STOCK
                                -----------------------     DEFERRED
                                  SHARES       AMOUNT     COMPENSATION
                                -----------   ---------   -------------
BALANCE, December 31, 1996....    3,889,345   ($ 11,128)     ($1,218)
Net shares forfeited in
  connection with restricted
  stock plan including
  deferred compensation and
  amortization................                                   194
Shares issued in connection
  with exercise of stock
  options, including related
  tax benefits................       (1,000)          4
Purchase of treasury stock....   46,947,345    (208,882)
Sale of treasury stock........   (5,520,800)     24,468
Recapitalization costs........                   (3,252)
Stock dividend................  (21,731,645)     95,342
Change during year............
Net loss......................
Unrealized investment gains,
  net of income taxes.........
                                -----------   ---------      -------
BALANCE, December 31, 1997....   23,583,245   ($103,448)     ($1,024)
Net shares forfeited in
  connection with restricted
  stock plan including
  deferred compensation and
  amortization................                                   229
Shares issued in connection
  with exercise of stock
  options, including related
  tax benefits................     (215,515)        932
Purchase of treasury stock....       82,140        (227)
Sale of treasury stock........      (50,000)        219
Issuance of shares in
  connection with
  acquisitions................     (580,230)      3,183
Change during year............
Unrealized investment gains,
  net of income taxes.........
Net income....................
                                -----------   ---------      -------
BALANCE, December 31, 1998....   22,819,640   ($ 99,341)     ($  795)
Net shares forfeited in
  connection with restricted
  stock plan including
  deferred compensation and
  amortization................                                   229
Net shares issued in
  connection with exercise of
  stock options, including
  related tax benefits........   (1,101,215)      4,821
Compensation expense
  recognized in connection
  with grant of stock
  options.....................
Purchase of treasury stock....      528,265      (2,400)
Change during year............
Net loss......................
                                -----------   ---------      -------
BALANCE, December 31, 1999....   22,246,690   ($ 96,920)     ($  566)
                                ===========   =========      =======


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                             (DOLLARS IN THOUSANDS)

                                                                1997        1998       1999
                                                              ---------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ (18,755)  $  1,905   $   (198)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization of intangibles............      6,372      8,398      9,544
    Amortization of deferred financing costs................      1,287      1,545      1,545
    Other costs of product sales (Note 13)..................         --         --      2,703
    Purchased in-process research and development charges
     (Note 12)..............................................         --      6,120         --
    Amortization of acquired inventory step-up (Note 12)....        800      1,500      1,000
    Compensation expense from stock options (Notes 5 and
     11)....................................................      9,436         --      1,827
    Gain on sale of equity securities.......................         --     (3,155)        --
    Minority interest in net income (loss) of
     subsidiaries...........................................        218       (164)      (254)
    Deferred income taxes, net..............................      1,113     (1,407)       560
    (Gain) loss on sale of property, net....................         --       (426)       147
    Other, net..............................................         39         41       (349)
    Changes in assets and liabilities excluding effects of
     acquisitions and dispositions:
      Decrease (increase) in accounts receivable............      3,077     (2,613)   (11,371)
      (Increase) decrease in inventories....................     (3,469)    (1,971)     3,126
      Decrease (increase) in other current assets...........        852        (25)       (79)
      (Increase) decrease in other noncurrent operating
       assets...............................................       (797)    (1,387)       582
      Increase (decrease) in accounts payable and other
       accrued expenses.....................................      4,047      1,702     (3,043)
      (Decrease) increase in deferred income................       (333)      (741)     1,552
      (Decrease) increase in other noncurrent liabilities...     (1,647)     3,637       (807)
                                                              ---------   --------   --------
    Net cash provided by operating activities...............      2,240     12,959      6,485
                                                              ---------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of businesses, net of acquired cash...........     (7,491)   (12,025)   (28,539)
  Investments in equity securities..........................     (9,065)       (68)        --
  Capital expenditures......................................     (3,622)    (6,214)    (9,970)
  Product lines, patent rights and licenses acquired........     (2,036)    (2,889)    (1,292)
  Proceeds from sale of fixed assets and investments........          5      4,181         --
                                                              ---------   --------   --------
    Net cash used for investing activities..................    (22,209)   (17,015)   (39,801)
                                                              ---------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings of long-term debt..............................    206,710     41,500     57,388
  Repayments of long-term debt..............................    (14,992)   (43,058)   (22,700)
  Purchase of treasury stock................................   (208,882)      (121)      (281)
  Proceeds from sale of treasury stock......................     21,059        481        299
  (Decrease) increase in notes payable to banks.............     (1,595)     1,291        174
  Proceeds from exercise of stock options, including tax
    benefits................................................      8,333         57         --
  Recapitalization fees deferred or charged to equity (Note
    11).....................................................    (15,295)        --         --
                                                              ---------   --------   --------
    Net cash (used for) provided by financing activities....     (4,662)       150     34,880
                                                              ---------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................     (2,620)     1,260     (1,917)
                                                              ---------   --------   --------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................    (27,251)    (2,646)      (353)
CASH AND CASH EQUIVALENTS, beginning of year................     37,826     10,575      7,929
                                                              ---------   --------   --------
CASH AND CASH EQUIVALENTS, end of year......................  $  10,575   $  7,929   $  7,576
                                                              =========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................  $  10,191   $ 20,744   $ 21,002
                                                              =========   ========   ========
    Income taxes............................................  $   6,842   $  5,465   $  6,736
                                                              =========   ========   ========
NON-CASH TRANSACTIONS:
  Stock received in connection with cashless option exercise
    (Note 5)................................................  $      --   $     --   $  1,411
                                                              =========   ========   ========
  Stock issued in connection with acquisitions (Note 12)....  $      --   $  1,620   $     --
                                                              =========   ========   ========
  Stock received in connection with equipment contribution
    (Note 12)...............................................  $      --   $  3,186   $     --
                                                              =========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1998 AND 1999

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    OPERATIONS--

    Packard BioScience Company, a Delaware corporation, and subsidiaries (the "Company") is a leading global developer, manufacturer and marketer of instruments and related consumables and services for use in the life sciences research and nuclear industries.

    The Company operates primarily in two industry segments. Through its Packard division, the Company supplies bioanalytical instruments, and the related biochemical supplies and services, to the life sciences research industry. The Canberra division manufactures and sells analytical instruments and systems used to detect, identify, quantify and monitor radioactive materials for the nuclear industry and related markets.

    CONSOLIDATION--

    The accompanying consolidated financial statements include the accounts of Packard BioScience Company and its majority-owned subsidiaries prepared in accordance with accounting principles generally accepted in the United States. All significant intercompany accounts and transactions have been eliminated.

    FOREIGN OPERATIONS--

    The Company translates foreign currency financial statements using the current rate method. Translation gains and losses are recorded as a separate component of stockholders' equity (deficit), cumulative translation adjustment. Gains and losses result from transactions which are denominated in other than functional currencies. Such gains and losses are included in foreign exchange transaction gains, net in the accompanying consolidated statements of income
(loss).

    The Company purchases various foreign currency forward contracts primarily for the purpose of hedging firm inventory purchase commitments. As of December 31, 1998 and 1999, the Company had total forward contracts outstanding of approximately $3,320,000 and $2,300,000, respectively, whose settlement prices substantially approximated year end exchange rates. The following table summarizes by currency the outstanding forward contracts as of December 31, 1998 and 1999 (in thousands):

                                                                1998       1999
                                                              --------   --------
Japanese Yen................................................   $1,600     $2,000
British Pound Sterling......................................    1,200         --
All other...................................................      520        300
                                                               ------     ------
                                                               $3,320     $2,300
                                                               ======     ======

    The forward contracts outstanding at December 31, 1999 mature at various times through October, 2000. Transaction gains, inclusive of forward contracts settled, were $377,000, $258,000 and $683,000 in 1997, 1998 and 1999, respectively.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CASH AND CASH EQUIVALENTS--

    The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

    INVENTORIES--

    Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. A reserve for potential nonsaleable inventory due to excess stocks or obsolescence is provided based upon a detailed review of inventory components, past history, and expected future usage.

    PROPERTY, PLANT AND EQUIPMENT--

    Property, plant and equipment are recorded at cost. Machinery, equipment, furniture and leasehold improvements are depreciated using the straight-line method over their estimated useful lives or term of the lease, if shorter, ranging from 2 to 20 years. Buildings and improvements are depreciated over 5 to 40 years using the straight-line method.

    GOODWILL, NET OF AMORTIZATION--

    The Company estimates the life of goodwill for each individual acquisition based upon the nature of the operations acquired. Goodwill included in the accompanying consolidated balance sheets is being amortized over 20 to 40 years. As of December 31, 1998 and 1999, accumulated amortization was approximately $809,000 and $2,186,000, respectively.

    DEFERRED FINANCING COSTS, NET OF AMORTIZATION--

    Deferred financing costs includes the portion of fees incurred by the Company for issuance of debt instruments in connection with its 1997 Recapitalization, including the initial purchasers' discount (see Note 11). Such costs are being amortized over the average life of the debt to which they relate, ranging from 5 to 10 years. Accumulated amortization of deferred financing costs was $2,833,000 and $4,378,000 as of December 31, 1998 and 1999, respectively.

    INVESTMENTS--

    During 1997 and 1998, the Company held investment securities of a publicly traded company. Such investments were available for sale and, as such, all unrealized gains and losses were reflected in a separate component of stockholders' deficit, net of income taxes. Such investments were sold during 1998 for a gain of $3,155,000.

    PATENT RIGHTS AND LICENSE ACQUISITIONS--

    The Company capitalizes amounts paid for patent rights and licenses acquired to manufacture and sell certain products. These amounts are amortized over the lives of the respective agreements or the estimated lives of the related products, if shorter. The amortization periods range from 3 to 10 years. As of December 31, 1998 and 1999, the Company had an unamortized balance of $7,304,000 and

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
$5,489,000, respectively, associated with patent rights and license acquisitions, which amounts were reflected in other assets in the accompanying consolidated balance sheets.

    LONG-LIVED ASSETS--

    The Company assesses the realizability of long-lived assets based upon the estimated future profitability and cash flows of such assets. As of December 31, 1998 and 1999, the Company believes there was no impairment of the long-lived assets as reported in the accompanying consolidated balance sheets. Refer to Note 13 for a description of the Company's write-off of certain long-lived assets during 1999 in connection with a license modification and the termination of production of a certain product line.

    REVENUE RECOGNITION AND DEFERRED INCOME--

    For the majority of the Company's product sales, revenue is recognized when title to a product is transferred or services have been rendered. Revenues from service contracts are recognized on a straight-line basis over the contract period. Deferred income results from the advance billing of certain field service maintenance contracts and other customer advances.

    Revenues and estimated profits on long-term contracts are generally recognized under the percentage-of-completion method of accounting using a cost-to-cost methodology. Profit estimates are revised periodically based on changes in facts. Over (under) billings were not material as of December 31, 1998 and 1999.

    WARRANTY--

    The Company generally provides a warranty for one year subsequent to installation of its product. The Company accrues for the estimated cost of the warranty at the time of sale of the related product.

    INCOME TAXES--

    The Company uses an asset and liability approach for financial accounting and reporting of income taxes. The provision for income taxes includes Federal, foreign and state income taxes currently payable and those deferred because of temporary differences between income reported for tax and financial statement purposes.

    The Company has not provided for possible U.S. taxes on undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Undistributed earnings of foreign subsidiaries considered to be reinvested indefinitely amounted to $10,310,000 and $15,380,000 at December 31, 1998 and 1999, respectively. If and when earnings are repatriated, credit for foreign taxes already paid on subsidiary earnings and withholdings may offset a portion of applicable U.S. income taxes.

    EARNINGS PER SHARE--

    Basic earnings per share is computed based upon the weighted average shares outstanding during each of the periods presented. Diluted earnings per share is computed based upon the weighted

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) average shares outstanding during each of the periods presented, including the impact of outstanding options, determined under the treasury stock method, to the extent their inclusion is dilutive. Basic and diluted weighted average shares outstanding during the years ending December 31, 1997, 1998 and 1999 are as follows:


                                              1997         1998         1999
                                           ----------   ----------   ----------
Basic weighted average shares
  outstanding............................  62,318,120   45,574,160   45,803,495
Dilutive effect of outstanding stock
  options................................          --    2,109,225           --
                                           ----------   ----------   ----------
Diluted weighted average shares
  outstanding............................  62,318,120   47,683,385   45,803,495
                                           ==========   ==========   ==========



    For 1997 and 1999, 1,750,240 and 4,651,965 of common stock equivalents, respectively, were excluded from diluted weighted average shares outstanding as their effect was antidilutive.


    USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS--

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

    DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS--

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value as of December 31, 1998 and 1999:

       CASH AND CASH EQUIVALENTS--The carrying amount approximates fair value because of the short maturity of those instruments.

       NOTES PAYABLE--The fair value of the Company's notes payable are estimated to approximate recorded amounts due to the relative short maturity.

       LONG-TERM DEBT--The fair value of the Company's long-term debt is estimated based on the quoted market prices for similar issues or on the current rates offered to the Company for obligations with the same remaining maturities. The estimated fair value of the Senior Notes (see
       Note 4) was $142,500,000 and $137,175,000 at December 31, 1998 and 1999,
       respectively. The estimated fair value of all other long-term debt approximated their carrying amount.

       FOREIGN CURRENCY CONTRACTS--The fair value of foreign currency contracts (primarily used for hedging firm commitments) is estimated by obtaining closing rates and comparing them to the actual contract rates. The total value of the open contracts approximated the estimated fair value.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RECLASSIFICATIONS--

    Certain prior year amounts have been reclassified to conform with the current year presentation.

    NEW ACCOUNTING STANDARDS--

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes the accounting and reporting standards for derivative instruments and for hedging activities. The Company purchases forward contracts to cover foreign exchange fluctuation risks on intercompany sales to certain of its foreign operations. The Company believes that such contracts qualify as foreign currency cash flow hedges under SFAS
No. 133 and, as such, gains and losses on such contracts will be presented as a component of comprehensive income. The effective date of SFAS No. 133 (which was deferred through the issuance of SFAS No. 137) is the Company's calendar year commencing January 1, 2001. This statement is not expected to have a material effect on the Company's consolidated operating results or financial position upon adoption.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101, among other things, provides guidance on revenue recognition when customer acceptance and installation provisions exist. SAB
No. 101 must be adopted by the Company on January 1, 2000. The cumulative effect, if any, of applying SAB No. 101 will be recognized as of January 1, 2000. The Company is in the process of quantifying the effect, if any, of SAB No. 101 on its consolidated financial position and results of operations.

2. ACCOUNTS RECEIVABLE, NET

    Accounts receivable are net of allowances for doubtful accounts totaling $635,000 and $650,000 as of December 31, 1998 and 1999, respectively.

3. INVENTORIES

    Inventories consisted of the following at December 31, 1998 and 1999 (in thousands):

                                                              1998       1999
                                                            --------   --------
Raw materials and parts...................................  $15,963    $19,028
Work in progress..........................................    4,189      3,031
Finished goods............................................   14,210     17,394
                                                            -------    -------
                                                             34,362     39,453
Excess and obsolete reserves..............................   (3,729)    (5,262)
                                                            -------    -------
                                                            $30,633    $34,191
                                                            =======    =======

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

4. LONG-TERM DEBT

    The Company had the following long-term debt at December 31, 1998 and 1999, as described below (in thousands):

    As of December 31, 1998:

                                     INTEREST RATE    MATURITY   CURRENT    LONG-TERM    TOTAL
                                   -----------------  ---------  --------   ---------   --------
Senior subordinated notes........  9.375%               2007      $   --    $150,000    $150,000
Term loan........................  Eurodollar+2.75%     2003       2,035      37,365      39,400
Revolving credit facility........  Eurodollar+2.375%    2002          --          --          --
Notes payable....................  3.5% -- 7.25%        1999       3,221          --       3,221
Other obligations................  1.875% -- 9.0%     1999-2003    1,461       2,752       4,213
                                                                  ------    --------    --------
                                                                  $6,717    $190,117    $196,834
                                                                  ======    ========    ========

    As of December 31, 1999:

                                     INTEREST RATE    MATURITY   CURRENT    LONG-TERM    TOTAL
                                   -----------------  ---------  --------   ---------   --------
Senior subordinated notes........  9.375%               2007      $   --    $150,000    $150,000
Term loan........................  Eurodollar+2.75%     2003         400      36,965      37,365
Revolving credit facility:
  Borrowings denominated in U.S.
    dollars......................  Eurodollar+2.375%    2002          --       8,425       8,425
  Borrowings denominated in other  Cost of
    currencies...................  funds+2.375%         2002          --      28,513      28,513
Notes payable....................  3.9% -- 4.0%         2000       3,197          --       3,197
Other obligations................  1.875% -- 10.0%    2000-2004    1,713       1,828       3,541
                                                                  ------    --------    --------
                                                                  $5,310    $225,731    $231,041
                                                                  ======    ========    ========

    During 1997, the Company issued $150,000,000 principal amount of 9.375% senior subordinated notes (the "Senior Notes") due March 1, 2007. The proceeds received from the sale of the Senior Notes, net of initial purchasers' discount of $4,500,000, were used to repay certain of the outstanding indebtedness under previous obligations and to repurchase certain of the Company's outstanding common stock (see Note 11). The initial purchasers' discount is reflected as deferred financing costs in the accompanying consolidated balance sheets and is being amortized over the term of the Senior Notes (10 years).

    The Senior Notes are redeemable, at the option of the Company, after March 1, 2002, at rates starting at 104.688% of the principal amount reduced annually through March 1, 2004, at which time they become redeemable at 100% of the principal amount. According to the terms of the Senior Notes, if a change of control occurs, as defined, each holder of Senior Notes will have the right to require the Company to repurchase such holder's Senior Notes at 101% of the principal amount thereof. Other circumstances exist under the terms of the Senior Notes which would permit or require the Company to partially redeem the Senior Notes earlier than their stated maturity date.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

4. LONG-TERM DEBT (CONTINUED)
    During 1997, the Company also entered into a senior credit agreement (the "Agreement" and together with the Senior Notes, the "Financings") with a group of banks which provides for a $40,000,000 term loan and the availability of up to $75,000,000 in a revolving credit facility with a sub-limit for letters of credit up to $11,000,000 in the aggregate. The term loan matures in 2003 and bears interest, at the Company's option, at the customary base rate (defined as a certain bank's reference rate, or the federal funds rate plus 0.5%, whichever is higher), plus 1.75% (adjusted downward if the Company achieves certain financial ratio levels), or at the customary reserve adjusted Eurodollar rate plus 2.75%. The outstanding revolving credit facility balance, if any, is due and payable on March 31, 2002. On U.S. dollar denominated borrowings, the revolving credit facility bears interest, at the Company's option, at the customary base rate plus 1.375%, or at the customary reserve adjusted Eurodollar rate plus 2.375% (adjusted downward if the Company achieves certain financial ratio levels). Outstanding borrowings on the revolving credit facility which are denominated in currencies other than the U.S. dollar bear interest at the cost of funds rate plus 2.375% (adjusted downward if the Company achieves certain financial ratio levels). Cost of funds on non-U.S. dollar borrowings represents the rate at which deposits in the applicable currency would be offered by banks participating in the revolving credit facility. A maximum of $50 million can be borrowed in currencies other than the U.S. dollar. The credit agreement also provides for a commitment fee of 0.5% (adjusted downward if the Company achieves certain financial ratio levels) on any unused portion of the revolving credit facility. At December 31, 1999, the Eurodollar rate and cost of funds rate were 6.04% and 3.53%, respectively.

    The Financings contain certain financial covenants including, but not limited to, a minimum fixed charge ratio test, a minimum interest ratio test and a maximum leverage ratio and limitations on capital expenditures and technology acquisitions. The Company is prohibited by the Financings from paying any cash dividends and is limited in the amount of capital stock that it may repurchase, the incurrence of additional indebtedness and liens or dispositions of assets by the Company. In October 1999, the Company obtained an amendment to the Agreement, which was effective as of September 30, 1999. Among other changes to the prior terms of the facility, the amendment modified certain of the financial covenants. The change included increasing the Company's maximum consolidated leverage ratio (as defined in the Agreement). The maximum allowable consolidated leverage ratio was 5.35:1.00 at December 31, 1999 and declines to 3.50:1.00 effective December 31, 2002. As of December 31, 1999, the Company was in compliance with all covenants. In February 2000, the Company amended the Agreement to increase allowable investments (as defined in the Agreement). In connection with this amendment, the margins which are added to the base rates described above were generally increased by 0.50%.

    In connection with the Agreement, the Company pledged as collateral substantially all of the tangible and intangible assets of the Company and most of its domestic subsidiaries and 65% of the capital stock of the Company's foreign subsidiaries.

    Notes payable existing at December 31, 1998 and 1999, consisted of amounts outstanding under overseas lines of credit which permitted maximum borrowings of approximately $12,000,000 and $7,600,000, respectively. Borrowings are due on demand. At December 31, 1998 and 1999, $3,221,000 and $3,197,000, respectively, were outstanding under these arrangements with interest rates ranging from 3.5% to 7.25% and 3.9% to 4.0%, respectively. The weighted average interest rates on these

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

4. LONG-TERM DEBT (CONTINUED)
borrowings were 4.1% and 4.3% in 1998 and 1999, respectively. The maximum amount outstanding on overseas lines of credit during 1998 and 1999 was $3,221,000 and $3,996,000, respectively.

    As of December 31, 1999, aggregate principal payments of long-term debt during the next five years ending December 31 and thereafter are approximately as follows (in thousands):

2000........................................................  $  5,310
2001........................................................     1,797
2002........................................................    56,405
2003........................................................    17,459
2004........................................................        70
Thereafter..................................................   150,000
                                                              --------
Total.......................................................  $231,041
                                                              ========

5. COMMON STOCK AND STOCK OPTIONS


    At December 31, 1999 (see Note 15), the Company had 200,000,000 shares of authorized common stock with a par value of $.002 per share and 1,000,000 shares of authorized preferred stock.



    The Company has granted non-qualified stock options to selected employees under the Canberra Industries, Inc. Stock Option Plan of 1971, as amended (the "1971 Plan") and the Management Stock Incentive Plan (the "1997 Plan") of 1997. In connection with the 1997 recapitalization (see Note 11), the 1971 Plan was frozen and no additional options can be granted from this plan. There are 11,124,460 options authorized to be granted under the 1997 Plan of which 3,431,710 are available for grant as of December 31, 1999. No additional options may be granted under the 1997 Plan after March 4, 2007. The exercise price of most options at the date of grant is the fair value based upon an independent appraisal. During 1997, the Company granted 1,325,000 performance options to various employees with an exercise price of $2.726 which exceeded the $2.225 fair value of the Company's

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

5. COMMON STOCK AND STOCK OPTIONS (CONTINUED) stock on the date of grant. The options expire at various dates through the year 2009. A summary of stock option activity is as follows:


                                                                       WEIGHTED
                                                          NUMBER      AVG. PRICE
                                                         OF SHARES    PER SHARE
                                                        -----------   ----------
Outstanding at December 31, 1996......................   13,718,500     $1.038
  Granted.............................................    4,807,500      2.362
  Exercised or purchased by the Company (Note 11).....  (10,719,500)     1.036
                                                        -----------     ------
Outstanding at December 31, 1997......................    7,806,500      1.856
  Granted.............................................    1,117,500      2.780
  Cancelled...........................................     (164,000)     2.074
  Exercised...........................................      (85,000)     1.604
                                                        -----------     ------
Outstanding at December 31, 1998......................    8,675,000      1.970
  Granted.............................................    2,226,250      3.326
  Cancelled...........................................     (308,740)     2.266
  Exercised...........................................   (1,131,215)     0.788
                                                        -----------     ------
Outstanding at December 31, 1999......................    9,461,295     $2.420
                                                        ===========     ======


    As of December 31, 1999, the outstanding options had the following characteristics:


                                                                                         NUMBER
                                                                     WEIGHTED          EXERCISABLE      WEIGHTED AVERAGE
                                                  WEIGHTED           AVERAGE              AS OF          EXERCISE PRICE
       NUMBER                 RANGE OF            AVERAGE           REMAINING       DECEMBER 31, 1999         AS OF
     OUTSTANDING           EXERCISE PRICES     EXERCISE PRICE    CONTRACTUAL LIFE     (SEE NOTE 15)     DECEMBER 31, 1999
---------------------   ---------------------  --------------   ------------------  -----------------   -----------------
        379,045                $0.634              $0.634       Less than one year        379,045            $0.634
      1,389,500             $1.286-$1.600          $1.376           5.2 years           1,389,500            $1.376
      4,551,500             $2.226-$2.726          $2.370           7.4 years           3,257,500            $2.428
      3,141,250             $2.792-$3.352          $3.172           9.3 years             826,250            $3.080
      ---------                                                                         ---------
      9,461,295                                                                         5,852,295
      =========                                                                         =========



    During 1999, 870,955 options were exercised through a "cashless" option conversion whereby employees tendered mature common shares owned by them with an aggregate value equivalent to the aggregate option exercise price of those options being exercised. In addition, common shares with a value equivalent to the required income tax and other withholdings due by the employees associated with the exercise of the options were also tendered. A total of 421,080 common shares were tendered by the employees who participated in the cashless option exercise.



    In December 1999, the Company granted certain options to employees with an exercise price of $3.352 per share. In accordance with financial reporting guidelines, compensation expense of $9.1 million will be recorded over the vesting period of the related options, of which $1.8 million was recorded in 1999 related to 1999 vesting (see Note 15). Such expense is included in selling, general and administrative expenses in the accompanying consolidated statement of income (loss).

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

5. COMMON STOCK AND STOCK OPTIONS (CONTINUED)
    If compensation cost for stock options granted under these plans had been determined under the fair-value based methodology of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been ($21,916,000), $366,000 and ($2,249,000) on a pro forma basis for the years ended December 31, 1997, 1998 and 1999, respectively. For purposes of this calculation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model (minimum value method) with the following assumptions:


                                       1997                1998                1999
                                ------------------  ------------------  ------------------
Expected dividend yield.......          --                  --                  --
Expected stock price
  volatility..................         N/A                 N/A                 N/A
Risk-free interest rate.......     6.04%--6.49%        4.91%--5.89%        5.14%--6.88%
Expected life.................       10 years            10 years            10 years
Weighted average fair value...        $0.956              $1.134              $5.714


    In connection with the Recapitalization, the Company terminated a restricted stock plan which provided for the issuance of common stock for no consideration to officers and key employees, with vesting over an eight-year period. No new shares can be granted but shares previously issued are still vesting over the original vesting period. Compensation expense, determined as of the date of grant, is being recognized ratably in accordance with the vesting schedule. Compensation expense recognized was $194,000, $191,000 and $178,000 in 1997, 1998 and 1999, respectively. At December 31, 1998 and 1999, $795,000 and $566,000 of future compensation expense associated with 129,190 and 88,800 unvested shares, respectively, has been deferred and is included in deferred compensation in the accompanying consolidated balance sheets.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

6. INCOME TAXES

    The sources of the Company's income (loss) before provision for income taxes and minority interest were as follows (in thousands):

                                                     1997       1998       1999
                                                   --------   --------   --------
United States....................................  $(23,207)  $(4,655)   $(8,998)
Foreign..........................................    10,611    10,183     15,982
                                                   --------   -------    -------
                                                   $(12,596)  $ 5,528    $ 6,984
                                                   ========   =======    =======

    The provision for (benefit from) income taxes is as follows (in thousands):

                                                        1997       1998       1999
                                                      --------   --------   --------
Current:
  Federal...........................................   $   92     $ (601)    $  535
  Foreign...........................................    4,774      4,393      6,288
  State.............................................       50        526         57
                                                       ------     ------     ------
                                                        4,916      4,318      6,880
                                                       ------     ------     ------
Deferred:
  Federal...........................................      784         29        312
  Foreign...........................................     (357)      (527)       166
  State.............................................      598        (33)        78
                                                       ------     ------     ------
                                                        1,025       (531)       556
                                                       ------     ------     ------
    Total...........................................   $5,941     $3,787     $7,436
                                                       ======     ======     ======

    A reconciliation between the income tax expense recognized in the Company's consolidated statements of income (loss) and comprehensive income (loss) and the income tax expense computed by

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

6. INCOME TAXES (CONTINUED)
applying the statutory Federal income tax rate to the income (loss) before income taxes follows (in thousands):

                                                        1997                  1998                  1999
                                                 -------------------   -------------------   -------------------
                                                  AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                                 --------   --------   --------   --------   --------   --------
Income (loss) before income taxes..............  $(12,596)              $5,528                $6,984
                                                 ========               ======                ======
Income tax (benefit) computed at statutory
  rate.........................................  $ (4,409)     35%      $1,935       35%      $2,445       35%
Change in valuation allowance..................     8,267     (66)      (2,291)     (41)       5,863       84
Net tax effect relating to foreign operations
  and sales....................................     2,532     (20)         720       13         (972)     (14)
Research credits...............................        --      --         (654)     (12)          --       --
State income taxes.............................      (444)      4          341        6          201        3
Acquisition-related deductible charges.........        --      --         (394)      (7)        (571)      (8)
Acquisition-related nondeductible charges......        25      --        4,457       81          351        5
Restricted stock vesting.......................      (203)     (2)        (187)      (3)         (84)      (1)
Other..........................................       173       2         (140)      (3)         203        3
                                                 --------     ---       ------      ---       ------      ---
                                                 $  5,941     (47)%     $3,787       69%      $7,436      107%
                                                 ========     ===       ======      ===       ======      ===

    At December 31, 1998 and 1999, deferred tax assets and liabilities were comprised of the following (in thousands):


                                                             1998       1999
                                                           --------   --------
DEFERRED TAX ASSETS:
  Net operating loss carryforwards.......................  $ 1,374    $  2,321
  Inventory related items................................    2,290       2,966
  Accruals not currently deductible......................    3,997       3,068
  Stock option grant compensation........................       --         750
  Foreign and other tax credit carryforwards.............    5,786      11,356
  Other..................................................      377         315
                                                           -------    --------
    Gross deferred tax assets............................   13,824      20,776
  Less: valuation allowance..............................   (6,902)    (12,765)
                                                           -------    --------
    Total deferred tax assets, net of valuation
      allowance..........................................    6,922       8,011
                                                           -------    --------
DEFERRED TAX LIABILITIES:
  International transactions.............................    4,053       3,507
  Accelerated depreciation...............................      853         606
  Transaction-related tax liabilities....................    2,861       3,549
  Other..................................................      221         361
                                                           -------    --------
    Total deferred tax liabilities.......................    7,988       8,023
                                                           -------    --------
    Net deferred tax liabilities.........................  ($1,066)   ($    12)
                                                           =======    ========

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

6. INCOME TAXES (CONTINUED)
    At December 31, 1998, the Company had foreign tax credit and state net operating loss carryforwards (tax effected) totaling approximately
$6.9 million. A valuation reserve was provided against such foreign tax credit and state net operating loss carryforwards due to the uncertainty of the Company's ability to utilize such credit carryforwards prior to their expiration.

    At December 31, 1999, the Company had foreign tax credit carryforwards totaling $10.4 million, which were fully offset by a valuation reserve due to the uncertainty of the Company's ability to utilize such carryforwards prior to their expiration. In addition, total state net operating loss carryforwards were $2.4 million (tax effected) at December 31, 1999, which were fully reserved for, also due to the uncertainty as to their utilization. The foreign tax credit and state net operating loss carryforwards expire in 2002 to 2004 and in 2002 and 2003, respectively.

7. BENEFIT PLANS

    Packard BioScience Company and certain domestic subsidiaries offer a contributory defined contribution plan (the "Profit Sharing Plan") covering substantially all domestic employees who have completed at least one year of service, as defined. Commencing in 1997, the Profit Sharing Plan provided that eligible participants may make a basic contribution from 1% to 4% of their annual pay, with additional contributions allowed up to an additional 11% of annual pay. The Company makes matching contributions equal to 125% of a participant's basic contribution, which amounted to approximately $1,600,000, $1,652,000 and $1,907,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    Aquila Technologies Group, Inc. ("Aquila") maintains a similar defined contribution plan whereby Aquila makes a matching contribution equal to a percentage of the employees' annual salaries, as defined. Matching contributions were $36,000 and $42,000 during the years ended December 31, 1998 and 1999, respectively.

    The Company also had a noncontributory employee stock ownership plan ("ESOP") and related trust, which was merged into the Profit Sharing Plan in March 1997. Each year the Company made a contribution from profits, as defined, of an amount determined by its Board of Directors, but not to exceed 15% of the aggregate compensation of all participants in the ESOP in any plan year. Contributions under the ESOP for any individual participant in any year were limited to the lower of $30,000 or 25% of the participant's compensation. The trust had used the contributions to first service debt incurred, if any, and then to purchase outstanding shares of the Company's stock. When employees terminate their employment with the Company, they may choose to take the ESOP portion of the Profit Sharing Plan distribution in the form of either cash or shares of the Company's common stock, based upon the value of the common stock on the date of distribution.

8. COMMITMENTS AND CONTINGENCIES

    The Company conducts certain of its operations from leased facilities and leases automobiles and various types of machinery and equipment under operating leases.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The following is a schedule of future minimum rental payments under operating leases that have initial or remaining non-cancelable lease terms extending beyond December 31, 2000 (in thousands):

2000........................................................  $1,014
2001........................................................     986
2002........................................................     853
2003........................................................     804
2004........................................................     353
Thereafter..................................................   1,170
                                                              ------
                                                              $5,180
                                                              ======

    Rental expense for the years ended December 31, 1997, 1998 and 1999, was approximately $4,037,000, $4,319,000, and $5,199,000, respectively.

    The Company has entered into various cooperative research and development agreements requiring the Company, upon satisfaction of certain criteria, to make milestone payments and future royalty payments as specified in the agreements.

    The Company is currently, and is from time to time, subject to claims and suits arising in the ordinary course of its business, including those relating to intellectual property matters, product liability, safety and health and employment matters. In certain of such actions, plaintiffs request punitive or other damages that may not be covered by insurance. The Company accrues for these items as they become known and can be reasonably estimated. It is the opinion of management that the various asserted claims and litigation in which the Company is currently involved will not have a material adverse effect on the Company's consolidated financial position or results of operations. However, no assurance can be given as to the ultimate outcome with respect to such claims and litigation. The resolution of such claims and litigation could be material to the Company's operating results for any particular period depending upon the level of income for such period.

    On November 2, 1998, the Company settled a lawsuit brought against it in 1996 by PerkinElmer Instruments, Inc. (formerly EG&G Instruments, Inc.) ("PE") alleging patent infringement. The settlement requires the Company to make payments totaling $10 million to settle the litigation and for a license to the related technology through 2000. The Company also received a royalty-bearing license for years subsequent to 2000. The licensed technology was not used during the period from November 2, 1998 to December 31, 1999. Of the total payments of $10 million, $7 million had been paid as of December 31, 1999, and $3 million, which was accrued as of December 31, 1999, was paid in January 2000. The total settlement of $12.1 million, including legal fees of $2.1 million, was expensed in 1998 and is included in other charges, net in the accompanying consolidated statement of income (loss).

    On April 26, 1999, an action was filed by PE alleging that the Company infringed a patent, which issued on February 16, 1999. A settlement has been reached with PE that will require the Company to make a one-time settlement payment in the amount of $100,000, as well as royalty payments on future product sales which include the patented technology and certain other patented technologies. The settlement amount was accrued as of December 31, 1999.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company has received a Demand for Arbitration filed by Instrumentation Development, Inc. ("IDI") with the American Arbitration Association. The demand alleges breach of a collaboration and license agreement, and requests damages in the range of $1 to $3 million. The Company is in the process of evaluating the merits of the claim, if any, and intends to vigorously defend this action. Management believes that this matter will not have a material adverse effect on the consolidated results of operations or financial position of the Company and has accrued for the estimated settlement of such claim as of December 31, 1999.

    The Company and provincial authorities in Groningen, The Netherlands, are in the process of negotiating a remediation plan involving groundwater contamination at the Company's Duinkerkenstraat facility. Asserting that the causes of this contamination entirely predate the Company's acquisition of this location in 1986, the Company had sought indemnification under the purchase agreement from the prior owner of the property. The Company accepted a payment in 1998 of $1.25 million from the prior owner and fully released them from their indemnification obligations. Such amount primarily represented reimbursement for remediation costs previously paid for by the Company and estimated remaining remediation costs. The Company has accrued for the estimated remaining obligation to remediate the site; however, there can be no assurance that the Company will not incur any additional costs.

9. RELATED PARTY TRANSACTIONS

    The accompanying consolidated statements of income (loss) include revenues from CIS bio international of approximately $4,968,000 for 1997, and reimbursements of research and development expenses of $236,000 for 1997. CIS bio international was an affiliate of a significant stockholder prior to the 1997 recapitalization (see Note 11). As of the 1997 recapitalization, CIS bio international is no longer a related party.

    In connection with the 1997 recapitalization, Stonington Partners, Inc., the management company for the Company's majority shareholder, received a structuring fee and reimbursement for certain expenses totaling $2.6 million in the aggregate.

10. GEOGRAPHIC INFORMATION AND INDUSTRY SEGMENTS

    The Company operates predominately in three major geographic areas and two industry segments. Transfers between geographic areas are made at the estimated market value of the merchandise transferred. The eliminations result from intercompany or intersegment sales, receivables and profit in inventory.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

10. GEOGRAPHIC INFORMATION AND INDUSTRY SEGMENTS (CONTINUED)
    The following tables summarize the Company's operations by geographic area and industry segment for 1997, 1998 and 1999 (in thousands):

GEOGRAPHIC AREA                                   1997       1998       1999
---------------                                 --------   --------   --------
Revenues*
  United States, including third party export
    sales**...................................  $104,764   $143,909   $124,135
  Europe......................................    66,297     72,860    120,666
  Japan.......................................    13,052     11,395     20,091
                                                --------   --------   --------
    Total consolidated........................  $184,113   $228,164   $264,892
                                                ========   ========   ========
Income (loss) from operations
  United States, including export sales***....  $ (4,525)  $ 13,053   $ 12,885
  Europe......................................     6,862     10,177     10,082
  Japan.......................................     2,989      2,456      5,292
  Eliminations, net...........................      (970)    (2,913)       721
                                                --------   --------   --------
    Total consolidated........................  $  4,356   $ 22,773   $ 28,980
                                                ========   ========   ========
Total assets
  United States...............................  $121,692   $144,023   $185,994
  Europe......................................    43,339     38,807     53,874
  Japan.......................................     8,737      9,802     11,288
  Eliminations, net...........................   (33,117)   (23,498)   (45,161)
                                                --------   --------   --------
    Total consolidated........................  $140,651   $169,134   $205,995
                                                ========   ========   ========

------------------------

*   Includes only revenues from unaffiliated customers.

**  Includes $30,690,000, $33,834,000 and $31,979,000 of third-party export sales for 1997, 1998 and 1999, respectively.

*** Income (loss) from operations for 1997 includes recapitalization charges of $18,429,000 and $800,000 to expense the fair market value adjustment associated with acquired inventories. Income from operations for 1998 includes a $1,500,000 charge to expense the fair market value adjustment associated with acquired inventories, a $6,120,000 charge for purchased in-process research and development, a litigation settlement charge of $12,144,000, including legal fees, and a gain on the sale of the gas generation product line of $10,753,000. Income from operations for 1999 includes a $2,703,000 charge associated with terminating the production of a product and modifying a license arrangement, a $1,000,000 charge to expense the fair market value adjustment associated with acquired inventories and a $1,827,000 compensation charge associated with the 1999 vesting of stock options granted to certain employees in December 1999.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

10. GEOGRAPHIC INFORMATION AND INDUSTRY SEGMENTS (CONTINUED)


INDUSTRY SEGMENT                                                1997       1998       1999
----------------                                              --------   --------   --------
Revenues*
  Packard...................................................  $120,286   $146,237   $158,889
  Canberra..................................................    63,827     81,927    106,003
                                                              --------   --------   --------
    Total consolidated......................................  $184,113   $228,164   $264,892
                                                              ========   ========   ========
Income (loss) from operations
  Packard**.................................................  $ 17,654   $ 19,763   $ 20,409
  Canberra***...............................................     7,649     14,484     12,031
  General corporate expenses................................    (2,518)    (3,963)    (3,460)
  Other charges, net****....................................   (18,429)    (7,511)        --
                                                              --------   --------   --------
    Total consolidated......................................  $  4,356   $ 22,773   $ 28,980
                                                              ========   ========   ========
Capital expenditures
  Packard...................................................  $  1,650   $  4,669   $  5,779
  Canberra..................................................     1,972      1,545      4,191
                                                              --------   --------   --------
    Total consolidated......................................  $  3,622   $  6,214   $  9,970
                                                              ========   ========   ========
Depreciation and amortization
  Packard...................................................  $  3,396   $  5,322   $  6,166
  Canberra..................................................     2,976      3,076      3,378
                                                              --------   --------   --------
    Total consolidated......................................  $  6,372   $  8,398   $  9,544
                                                              ========   ========   ========
Total assets
  Packard...................................................  $ 95,540   $100,214   $118,532
  Canberra..................................................    45,111     68,920     87,463
                                                              --------   --------   --------
    Total consolidated......................................  $140,651   $169,134   $205,995
                                                              ========   ========   ========


------------------------

*         Includes only revenues from unaffiliated customers.
** The 1998 amount includes $1,500,000 to expense the fair market value adjustment associated with acquired inventories. The 1999 amount includes a $1,035,000 compensation charge associated with the 1999 vesting of options granted to certain employees in December 1999.
*** The 1997 amount includes a $800,000 charge to expense the fair market value adjustment associated with acquired inventories. The 1999 amount includes a $792,000 compensation charge associated with the 1999 vesting of options granted to employees in December 1999 and $1,000,000 to expense the fair market value adjustment associated with acquired inventories.
****      The 1997 amount represents recapitalization expenses. The
          1998 amount consists of a $12,144,000 charge to settle litigation, including legal fees, a $6,120,000 charge for purchased in-process research and development and a $10,753,000 gain realized on the sale of the gas genera-tion product line.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

11. RECAPITALIZATION AND STOCK PURCHASE AGREEMENT


    On March 4, 1997, Stonington Capital Appreciation 1994 Fund, L.P. ("Stonington") acquired approximately 69% of the common stock of the Company on a fully-diluted basis as a result of the transactions described below. The transactions included (a) acquisition by Stonington and certain other investors of $54.0 million of common stock from certain continuing stockholders,
(b) acquisition by Stonington of $17.5 million of common stock from the Company,
(c) a tender offer by the Company to all non-continuing stockholders for $208.6 million and (d) cancellation of all stock options held by the non-continuing stockholders for $3.3 million. The price per share for the above transactions was $2.225, except for the option redemption where the price was $2.225, less the exercise price of such stock options. The Company used the proceeds of the stock offering, $8.3 million from the exercise of certain options, cash on hand and $190.0 million in proceeds from the financings to redeem the shares in the tender offer, purchase certain outstanding options (approximately $12.9 million) and pay transaction fees and expenses (approximately $21.5 million), of which $2.6 million was paid to Stonington Partners, Inc. All of the foregoing transactions are collectively referred to as the Recapitalization. The transaction fees and expenses include costs associated with the stock offering, the Financings and other expenses. As a part of the Recapitalization, the Company and certain executives of the Company who were party to a supplemental retirement plan (SERP) agreed to terminate the plan for a payment of $2.4 million in the aggregate. The transaction fees and expenses also include the cost of terminating the SERP. Approximately $18,429,000 of Recapitalization related expenses have been included as other charges, net in the accompanying consolidated statement of income (loss) for 1997 (see
Note 14).


    Pursuant to the terms of the Stockholders' Agreement among the Company, Stonington, certain other stockholders of the Company, and certain members of management of the Company ("Management Stockholders"), the Management Stockholders have the right, prior to the earlier of an initial public offering of common stock of the Company (see Note 15) and the tenth anniversary of the Recapitalization, to require the Company to purchase common stock and options held by such Management Stockholders upon termination of employment due to death, disability, retirement or certain cases of involuntary termination. Under certain circumstances, the Company may pay or may be required to pay for the common stock or options with a subordinated note of the Company. No such rights have been exercised by the Management Stockholders or the Company. As of December 31, 1999, if the Company was required to repurchase all of the common stock and options held by such Management Stockholders, the estimated aggregate cost would be approximately $11 million, based on the formula in the Stockholders' Agreement.

12. ACQUISITIONS

    In May 1997, a subsidiary of the Company, Packard Japan KK ("PJKK"), entered into an agreement, for a fixed amount denominated in Japanese yen, to acquire the 40% interest held by its minority stockholder for approximately
$7.5 million. The agreement obligated PJKK to acquire approximately 60% of the minority interest in 1997, 20% in 1998 and the remainder in 1999. Under the agreement, the minority stockholder has surrendered the rights to any dividends from PJKK subsequent to December 31, 1996. The Company has reflected the acquisition in full as of the effective date of the agreement which was April 1, 1997, and, as a result, the minority interest has been eliminated and the related acquisition obligations as well as resulting goodwill have been recorded as of such date.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

12. ACQUISITIONS (CONTINUED)
    On September 3, 1997, the Company acquired all of the outstanding common stock of Aquila, a manufacturer and distributor of surveillance cameras, electronic seals and other equipment utilized in the safeguarding of nuclear materials, and an original equipment manufacturer of process control equipment. The Company acquired Aquila for approximately $6.7 million in cash with additional future payments to be made contingent upon post-acquisition operating results through December 31, 1999 up to a maximum of $10.4 million in additional payments. During the period September 1, 1997, through December 31, 1999, contingent payments totaling $5.7 million have been earned and accrued.


    On March 31, 1998, the Company acquired all of the outstanding common stock of Carl Creative Systems, Inc. (now known as CCS Packard, Inc.) ("CCS"), a developer, manufacturer and distributor of ultra-high throughput liquid handling systems used in the life science, in-vitro diagnostics and pharmaceutical drug discovery markets. The Company issued 544,415 common shares of the Company (valued at $2.792 per share) and paid $6.3 million in cash, including costs incurred in connection with the acquisition. Allocation of the purchase price to the net assets acquired resulted in a charge of $2.68 million for purchased in-process research and development which had not reached technological feasibility and had no probable alternative future uses. The value assigned to purchased in-process research and development was determined by an independent appraisal, utilizing the percentage-of-completion method. The acquisition also resulted in a charge of $1.0 million during the three months ended June 30, 1998, to expense the step-up of inventory to fair value recorded at the date of acquisition. Additional contingent payments, up to a maximum of $18.7 million, may be made through 2002, contingent upon CCS achieving certain post acquisition operating performance levels through December 31, 2001. During the period
April 1, 1998 to December 31, 1999, contingent payments totaling $9.4 million have been earned and accrued.



    On July 1, 1998, the Company acquired 100% of the outstanding common stock of BioSignal, Inc. ("BioSignal"), a biotechnology company located in Canada. Prior to the July acquisition, the Company owned a 19% interest in BioSignal. The Company acquired the remaining 81% ownership interest for approximately
$8.6 million in cash and 35,815 shares of the Company's common stock valued at $2.792 per share. In connection with the acquisition, the Company recognized a charge of $3.44 million associated with purchased in-process research and development which had not reached technological feasibility and had no probable future uses. The value assigned to purchased in-process research and development was determined by an independent appraisal, utilizing the percentage-of-completion method. The acquisition also resulted in a charge of $0.5 million during the three months ended September 30, 1998, to expense the step-up of inventory to fair value recorded at the date of acquisition.


    On October 1, 1998, the Company obtained a controlling interest (55%) in Mobile Characterization Services LLC ("MCS"), a limited liability company that was formed to provide waste characterization services. The controlling interest was achieved through the Company's contribution of equipment to MCS, which are used to perform the characterization, as well as contributed services. The results of MCS from October 1, 1998 through December 31, 1999 are included in the accompanying consolidated statements of income (loss).

    On January 7, 1999, the Company acquired substantially all of the net operating assets of Harwell Instruments from AEA Technologies plc, located in the United Kingdom. A new subsidiary called Harwell Instruments, Ltd. ("Harwell") was formed to execute the acquisition. Harwell manufactures

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

12. ACQUISITIONS (CONTINUED)
and distributes nuclear instrumentation used in waste assay, safeguards, and decommissioning and decontamination. The Company paid 6.0 million British pounds sterling (approximately $10.0 million, including acquisition costs, based upon foreign exchange rates in effect at time of acquisition) to acquire Harwell. There was no inventory step-up in connection with this acquisition as Harwell follows the percentage-of-completion method of revenue recognition.

    On April 1, 1999, the Company acquired the net operating assets of Tennelec/Nucleus, Inc. and formed a new subsidiary, Tennelec, Inc. ("Tennelec") to effect the purchase. Tennelec manufactures and distributes nuclear instrumentation and high-purity germanium crystals. The Company paid approximately $10.7 million, including acquisition costs, for the net operating assets received. The net operating assets reflect an accrual of approximately $300,000 for estimated exit costs, as defined. The acquisition resulted in a $1.0 million charge during the three months ended June 30, 1999, to expense the step-up of inventory to fair value recorded at the date of acquisition.

    All of the above acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase prices have been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the dates of acquisition. The excess of the purchase prices, in the aggregate, over the fair values of the net assets acquired was approximately $44.1 million (including the earned contingent payments referred to above) and has been reflected as goodwill in the accompanying consolidated balance sheets. As contingent payments are earned, the related goodwill will increase. The goodwill associated with these acquisitions is being amortized on a straight-line basis over 20 to 40 years from the initial acquisition dates.

    The operating results of all acquisitions have been reflected in the accompanying condensed consolidated statements of income (loss) since their dates of acquisition. The following unaudited consolidated information is presented on a pro forma basis, as if the acquisitions had occurred as of the beginning of the periods presented. In the opinion of management, the pro forma information reflects all adjustments necessary for a fair presentation. The pro forma adjustments consist of: addback of nonrecurring charges taken in connection with the acquisitions associated with in-process research and development costs and acquired inventory step-up write-offs, amortization of goodwill associated with the acquisitions, adjustments to certain historical compensation levels to be more indicative of post-acquisition levels, adjustments to reflect additional interest expense relating to the financing of the acquisitions and adjustments to reflect the related income tax effects, if any, of the above. No pro forma adjustments have been included for the sale of the gas generation product line (see Note 14) since the effect is not material.


                                                         1998               1999
                                                      ----------         ----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT
                                                           PER SHARE AMOUNTS)
                                                                UNAUDITED

Net sales...........................................   $252,805           $268,196
Income from operations..............................     35,879             30,631
Net income..........................................     10,646              1,235
Basic income per share..............................       0.22               0.03

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999

13. OTHER COSTS OF PRODUCT SALES

    During 1999, the Company modified an existing license agreement and terminated the production of an OEM clinical product. The modification and termination resulted in a $2.7 million charge to cost of sales to expense the remaining deferred licensing fees associated with the modified license
($0.9 million), reserve the value of the estimated excess inventory of the terminated product ($1.6 million) and write-off the net book value of the equipment used to manufacture the terminated product ($0.2 million). The charge associated with the license fee was based upon the estimated future cash flows associated with the underlying products.

14. OTHER OPERATING CHARGES, NET


    Other operating charges, net in the accompanying consolidated statements of income (loss) consists of the following (in thousands):


                                                              1997       1998
                                                            --------   --------
Recapitalization charges (Note 11)........................  $18,429    $    --
Purchased in-process research and development charges
  (Note 12)...............................................       --      6,120
Settlement of litigation (Note 8).........................       --     12,144
Gain on sale of product line..............................       --    (10,753)
                                                            -------    -------
                                                            $18,429    $ 7,511
                                                            =======    =======

    In December 1998, the Company sold Packard's gas generation product line, realizing a pre-tax gain of approximately $10.8 million.


15. SUBSEQUENT EVENTS


    In March 2000, the Company acquired a 51% equity interest in Carl Consumable Products, LLC ("CCP") for an initial cash payment of $510,000, with an option to acquire the remaining 49% equity interest for (a) a cash payment of $490,000, plus (b) earn-out payments equal to 25% of the operating profit (as defined in the purchase agreement) of CCP in excess of $530,000 which is generated during the four-year period following exercise of the option (unless the option is exercised prior to March 6, 2001, in which case the applicable earn-out percentage will be increased from 25% to 35%). CCP is a new company formed to design and manufacture sophisticated pipettes used in the liquid dispensing process of drug discovery and genomic research.

    In March 2000, the Company filed a Form S-1 registration statement with the Securities and Exchange Commission to register common stock for public sale. The offering is expected to raise $200 million before consideration of the underwriters' over-allotment and expenses associated with the offering. The Company plans to utilize a portion of the proceeds from the offering to repay the balance outstanding on the term loan and to reduce the amount outstanding on the U.S. dollar denominated portion of the revolving credit facility. Additionally, the Company may make open market purchases of its Senior Notes depending on prevailing market prices for the Senior Notes and other factors deemed relevant by management. The initial public offering will not result in a change in control, as defined in the Senior Notes. Accordingly, the Company is not required to repurchase any Senior Notes as a result of the offering.

                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1998 AND 1999


15. SUBSEQUENT EVENTS (CONTINUED)

    Upon consummation of the offering, the Management Stockholders' right to require the Company to purchase common stock and options held by such Management Stockholders, in certain circumstances, will terminate. The Company has included the related common stock in stockholders' equity (deficit) in the accompanying consolidated balance sheets.


    On March 20, 2000, the Company's Board of Directors approved a 5 for 1 split of the Company's common stock, changed the par value of the Company common stock to $0.002 and increased the number of authorized shares of common stock to 200,000,000. As a result, all share and per share information included in the accompanying consolidated financial statements and notes thereto, have been restated to reflect the effect of the split.



    On March 20, 2000, the Company's Board of Directors also approved the acceleration of the vesting of all outstanding unvested stock options, making them 100% vested, effective March 17, 2000. This will result in the expensing of the remaining non-cash compensation charge of $7.8 million in the quarter ending March 31, 2000 (see Note 5).



    In March 2000, certain members of the Company's management volunteered to transfer by gift 113,700 shares of their own Company common stock to substantially all of the Company's employees who did not own shares or options to purchase shares of the Company's stock on the date of the gifting. This will result in a non-cash compensation charge to the Company of $1.9 million in the quarter ending March 31, 2000.



    The Company intends to terminate certain product lines associated with its Harwell acquisiton. Harwell will eliminate certain positions and facilities resulting in a charge of approximately $2.5 million in the quarter ending March 31, 2000.

[CANBERRA LOGO]



[Picture--Caption: Canberra's unique DSP based InSpector
                   2000 is used as a tool for safeguards
                   inspectors to verify quantities of nuclear material.]



[Picture--Caption: Canberra's Gamma Analyst is a self-
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                   analytic instrument, that offers significant
                   performance benefits over standard
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[Picture--Caption: Canberra's family of IN VIVO radiation
                   detection and analysis systems are the
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[Picture--Caption: Canberra's IN SITU systems are used for
                   assaying objects or facilities that may be radioactively contaminated.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    Through and including           , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                               12,000,000 SHARES



                           [PACKARD BIOSCIENCE LOGO]


                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              MERRILL LYNCH & CO.
                                   CHASE H&Q
                             ROBERT W. BAIRD & CO.
                         BANC OF AMERICA SECURITIES LLC
                           THOMAS WEISEL PARTNERS LLC

                                             , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN JURISDICTIONS WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             [ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS]

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MARCH 23, 2000

PROSPECTUS

                               12,000,000 SHARES

                           [PACKARD BIOSCIENCE LOGO]
                                ----------------

                                  COMMON STOCK
                               ------------------

    This is Packard BioScience Company's initial public offering. Packard BioScience Company is selling all of the shares. The international managers are offering 2,400,000 shares outside the U.S. and Canada and the U.S. underwriters are offering 9,600,000 shares in the U.S. and Canada.

    We expect the public offering price to be between $16.00 and $18.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "PBSC."

    INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                            ------------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Public offering price.......................................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Packard BioScience Company....  $           $

    The international managers may also purchase up to an additional 360,000 shares from Packard BioScience Company and certain stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 1,440,000 shares from Packard BioScience Company and certain stockholders.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about             , 2000.

                            ------------------------

MERRILL LYNCH INTERNATIONAL

        CHASE H&Q

                ROBERT W. BAIRD & CO.

                         BANK OF AMERICA INTERNATIONAL LIMITED

                                 THOMAS WEISEL INTERNATIONAL LIMITED

                            ------------------------

               The date of this prospectus is             , 2000.

                 [ALTERNATE "UNDERWRITING" SECTION FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

    We intend to offer the shares outside the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, Chase Securities Inc., Robert W. Baird & Co. Incorporated, Bank of America International Limited and Thomas Weisel International Limited are acting as lead managers for the international managers named below. Subject to the terms and conditions described in an international purchase agreement among us and the international managers, and concurrently with the sale of shares to the U.S. underwriters, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, the number of shares listed opposite its name below.

                                                               NUMBER
                   INTERNATIONAL MANAGER                      OF SHARES
                   ---------------------                      ---------
Merrill Lynch International.................................
Chase Securities Inc........................................
Robert W. Baird & Co. Incorporated..........................
Bank of America International Limited.......................
Thomas Weisel International Limited.........................
                                                              ---------
    Total...................................................  2,400,000
                                                              =========

    We have also entered into an U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc., Robert W. Baird & Co. Incorporated, Banc of America Securities LLC and Thomas Weisel Partners LLC are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of shares to the international managers pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase 9,600,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

    The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

    We have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the international managers and U.S. underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 120 filed public offerings of equity securities, of which 88 have been completed, and has acted as a syndicate member in an additional 57 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

COMMISSIONS AND DISCOUNTS

    The lead managers have advised us that the international managers propose initially to offer the shares to the public at the initial public offering price listed on the cover page of this prospectus, and to dealers at that price less a
concession not in excess of $               per share. The international
managers may allow, and the dealers may reallow, a discount not in excess of
$               per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to Packard BioScience Company and, if any, to certain stockholders. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                           PER SHARE   WITHOUT OPTION   WITH OPTION
                                           ---------   --------------   -----------
Public offering price....................  $              $               $
Underwriting discount....................  $              $               $
Proceeds, before expenses, to Packard
  BioScience Company.....................  $              $               $
Proceeds, before expenses, to certain
  stockholders...........................  $               --             $

    The expenses of the offering, not including the underwriting discount, are
estimated at $      and are payable by Packard BioScience Company.

OVER-ALLOTMENT OPTIONS

    We and certain stockholders have granted options to the international managers to purchase up to 360,000 additional shares at the public offering price less the underwriting discount. The international managers may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the international managers exercise these options, each international manager will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.

    We and certain stockholders have also granted options to the U.S. underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to 1,440,000 additional shares to cover any over-allotments on terms similar to those granted to the international managers.

INTERSYNDICATE AGREEMENT

    The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

RESERVED SHARES

    At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,200,000 shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

    We, our executive officers and directors and all principal existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals will agree not to directly or indirectly:

    - offer, pledge, sell, or contract to sell any common stock;

    - sell any option or contract to purchase any common stock;

    - purchase any option or contract to sell any common stock;

    - grant any option, right or warrant for the sale of any common stock;

    - lend or otherwise dispose of or transfer any common stock;

    - request or demand that we file a registration statement related to the common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above do not apply to the shares sold to the underwriters under this prospectus.

QUOTATION ON THE NASDAQ NATIONAL MARKET

    We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "PBSC."

    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and lead managers. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

    - the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us;

    - our financial information;

    - the history of, and the prospects for, our company and the industry in which we compete;

    - an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

    - the present state of our development; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

    The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in the common stock in connection with the offering, that is, if they sell more shares than are listed on the cover of this prospectus, the U.S. representatives may reduce that short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

    The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

    Each international manager has agreed that:

    - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

    - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

    No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

    Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Messrs. End, Hoecker and Michas, who are Directors of our company, are also Directors and/or consultants to Merrill Lynch Capital Partners, Inc., which is associated with Merrill Lynch, Pierce, Fenner & Smith Incorporated. They have received, and may in the future receive, customary fees in connection with consulting services performed.

    In addition, affiliates of Robert W. Baird & Co. Incorporated own an aggregate of 1,573,030 shares of our common stock and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated own an aggregate of 1,056,175 shares of our common stock. Further, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Chase Securities Inc. and
Robert W. Baird & Co. Incorporated are affiliates of Limited Partners of the Stonington Capital Appreciation 1994 Fund, L.P. George Montgomery, an affiliate of Chase Securities, Inc., also owns 50,000 shares of our common stock.

    Banc of America Securities LLC is also an affiliate of a lender under our senior credit facility. Such affiliate of Banc of America Securities LLC will receive its proportionate share of the repayment by us of amounts outstanding under our senior credit facility from the net proceeds of this offering. See "Use of Proceeds."

                                       [ALTERNATE INTERNATIONAL BACK COVER PAGE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Through and including           , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               12,000,000 SHARES

                           [PACKARD BIOSCIENCE LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                          MERRILL LYNCH INTERNATIONAL
                                   CHASE H&Q
                             ROBERT W. BAIRD & CO.
                     BANK OF AMERICA INTERNATIONAL LIMITED
                      THOMAS WEISEL INTERNATIONAL LIMITED

                                             , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:


                                                                AMOUNT
                                                              ----------
SEC registration fee........................................  $   65,578
NASD filing fee.............................................      23,500
Nasdaq National Market listing fee..........................      90,000
Printing and engraving expenses.............................     300,000
Legal fees and expenses.....................................   1,550,000
Accounting fees and expenses................................     275,000
Blue sky fees and expenses..................................       5,000
Transfer agent and registrar fees and expenses..............      40,000
Miscellaneous...............................................      70,922
                                                              ----------
Total.......................................................  $2,420,000
                                                              ==========


------------------------

*   To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Packard BioScience Company (the "Company") is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person was an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

    The Company's Certificate of Incorporation and By-Laws provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

    Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for improper payment of dividends or redemptions of shares, or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. The Company's Certificate of Incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company.

    The Underwriting Agreements are expected to provide that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the forms of Underwriting Agreements to be filed as Exhibits 1.1 and 1.2 hereto.

    The Registrant maintains directors and officers liability insurance for the benefit of its directors and certain of its officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    The following is a summary of the transactions by the Registrant during the past three years involving sales of the Registrant's securities that were not registered under the Securities Act. Except as otherwise indicated, all share data reflect a 5 for 1 split of the common stock, par value $.002 per share (the "Common Stock"), of Packard BioScience Company (the "Company"), effective as of March 21, 2000.



    (A) On March 4, 1997, Stonington Capital Appreciation 1994 Fund, L.P. ("Stonington") acquired approximately 69% of the Common Stock on a fully-diluted basis, as a result of the following transactions: (a) the acquisition by Stonington and certain other investors of $54.0 million of Common Stock from certain continuing stockholders; (b) the acquisition by Stonington of $17.5 million of common stock from the Company; (c) a tender offer by the Company to all non-continuing stockholders for $208.6 million; and (d) the cancellation of all stock options held by the non-continuing stockholders for $3.3 million. The price per share for the above transactions was $2.225, except for the option redemption where the price was $2.225 less the exercise price of such stock options. The Company used the proceeds of the stock offering, $8.3 million from the exercise of certain options, along with cash on hand and $190.0 million in proceeds from certain financings to redeem the shares in the tender offer, purchase certain outstanding options (approximately
$12.9 million) and pay transaction fees and expenses (approximately
$21.5 million), of which $2.6 million was paid to Stonington Partners, Inc., the management company of Stonington.



    (B) Pursuant its Management Stock Incentive Plan, dated as of March 4, 1997, the Company granted during the past three years an aggregate amount of:
(a) 3,550,000 options entitling their holders to purchase one share of Common Stock at an exercise price of $2.225 per share (subject to adjustments);
(b) 1,325,000 options at an exercise price of $2.725 per share (subject to adjustments); (c) 1,150,000 options at an exercise price of $2.792 per share (subject to adjustments); and (d) 2,126,250 options at an exercise price of $3.352 (subject to adjustments). In addition, on September 4, 1997 and
January 29, May 14 and December 28, 1998, the Company issued 3,735 shares (at $2.225 per share), 50,000 shares (at $2.225 per share), 125,355 shares (at $2.792 per share) and 7,160 shares (at $2.792 per share), respectively, to Messrs. Michael Gut, William Ettinger, Edward Fischer and Ms. Patricia Lobb, under its Employee Stock Ownership Plan.

    (C) In connection with the acquisition of BioSignal, Inc. on July 1, 1998, the Company issued 35,815 shares of Common Stock, valued at $2.792 per share, to Mr. Michael Dennis, the former CEO of BioSignal, Inc.



    (D) In connection with the acquisition of Carl Creative Systems, Inc. on March 31, 1998, pursuant to a Stock Purchase Agreement, dated as of March 31, 1998, between the Company and Mr. Richard A. Carl, the founder of Carl Creative Systems, Inc. and current President of CCS Packard, the Company: (a) issued 408,310 shares of Common Stock to Mr. Carl, at a price of $2.792 per share; and
(b) issued 136,105 shares of Common Stock to Mr. Daniel Roark, at a price of $2.792 per share.



    (E) On March 3, 1997, the Company sold 20,000 shares of Common Stock, at a price of $2.225 per share, to Mr. Ben Kaplan, the Company's current Chief Financial Officer, for a total price of $44,500.



    (F) On June 10, 1997, the Company sold 1,573,030 shares of Common Stock to affiliates of Robert W. Baird & Co. Incorporated, at a price of $2.225 per share, for a total price of $3,499,991.75.


    (G) In connection with a recapitalization of the Company in March 1997, the Company issued $150,000,000 of 9 3/8% Senior Subordinated Notes due 2007, pursuant to an Indenture, dated as of March 4, 1997, between the Company and The Bank of New York, as trustee, and sold them to Merrill Lynch & Co., BancAmerica Securities, Inc. and CIBC Wood Gundy Securities Corp. On June 5, 1997, the Company exchanged the outstanding 9 3/8% Senior Subordinated Notes due 2007 with an aggregate value of $150,000,000 principal amount for 9 3/8% Senior Subordinated Notes due 2007, Series B, registered under the Securities Act of 1933.

    The sales described in this Item 15 were made, unless otherwise provided, in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. Except as set forth in (G) above, no underwriters were engaged in connection with the foregoing issuances of securities, and no commissions or discounts were paid.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

       EXHIBIT
       NUMBER           EXHIBIT TITLE
---------------------   -------------
        1.1             Form of U.S. Underwriting Agreement*

        1.2             Form of International Underwriting Agreement*

        3.1             Amended and Restated Certificate of Incorporation of the
                        Registrant*

        3.2             By-Laws of the Registrant**

        4.1             Specimen of Common Stock Certificate*

        4.2             Stockholders' Agreement, dated as of March 4, 1997, by and among the Company, Merrill Lynch KECALP L.P. 1994, KECALP
                        Inc., the Management Investors listed in Schedule 1 thereto, the Non-Management Investors listed in Schedule 2 thereto
                        and Stonington Capital Appreciation 1994 Fund, L.P. (the
                        "Stockholders' Agreement")**

        4.3             Amendment No. 1, dated as of June 2, 1997, to the
                        Stockholders' Agreement***

        4.4             Amendment No. 2, dated as of January 23, 1998, to the
                        Stockholders' Agreement*

        4.5             Amendment No. 3, dated as of March 31, 1998, to the
                        Stockholders' Agreement*

        5.1 Opinion of Wachtell, Lipton, Rosen & Katz (including consent)*

       EXHIBIT
       NUMBER           EXHIBIT TITLE
---------------------   -------------
       10.1             Indenture, dated as of March 4, 1997, between the Registrant and The Bank of New York, as Trustee**

       10.2             Credit Agreement, dated as of March 4, 1997, by and among
                        the Company, the Subsidiary Borrowers from time to time
                        party thereto, the several banks and other financial
                        institutions or entities from time to time party thereto,
                        Canadian Imperial Bank of Commerce, as documentation agent,
                        BancAmerica Securities, Inc. and CIBC Wood Gundy Securities
                        Corp., each as a co-arranger and a co-syndication agent, and
                        Bank of America National Trust and Savings Association, as
                        administrative agent (the "Credit Agreement")**

       10.3 Waiver and First Amendment, dated as of November 25, 1997, to the Credit Agreement***

       10.4             Waiver to Credit Agreement and Guarantee and Collateral
                        Agreement, dated as of February 11, 1998***

       10.5 Waiver and Second Amendment, dated as of May 27, 1998, to the Credit Agreement****

       10.6             Third Amendment, dated as of October 8, 1999, to the Credit
                        Agreement*****

       10.7             Waiver, dated as of November 13, 1998, to the Credit
                        Agreement****

       10.8             Fourth Amendment, dated as of February 8, 2000, to the
                        Credit Agreement*

       10.9             Packard BioScience Company 1997 Management Stock Incentive
                        Plan**

       10.10 Canberra Industries, Inc. Stock Option Plan of 1971, as amended**

       10.11            Employment Agreement by and between the Company and George
                        Serrano**

       10.12            Employment Agreement by and between the Company and Staf van
                        Cauter**

       10.13            Employment Agreement by and between the Company and Orren K.
                        Tench, Jr.**

       10.14            Employment Agreement by and between the Company and Ben D.
                        Kaplan******

       10.15 First Amendment to Employment Agreement by and between the Company and Ben D. Kaplan*

       21.1             Subsidiaries of the Registrant*

       23.1             Consent of Arthur Andersen LLP

       23.7             Consent of Wachtell, Lipton, Rosen & Katz (included in
                        Exhibit No. 5.1)

       24.1             Powers of Attorney*******

       27.1             Financial Data Schedule


------------------------

*       To be provided by amendment.

** Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (file No. 333-24001).

***     Filed as an exhibit to the Registrant's Form 10-K for the year ended
    December 31, 1997.

****    Filed as an exhibit to the Registrant's Form 10-K for the year ended
    December 31, 1998.


*****   Filed as an exhibit to the Registrant's Form 10-Q for the quarter ended
    September 30, 1999.



******  Filed as an exhibit to the Registrant's Form 10-Q for the quarter ending
    June 30, 1997.



******* Previously filed on March 8, 2000.

(B) FINANCIAL STATEMENT SCHEDULE


    Packard BioScience Company and Subsidiaries Valuation and Qualifying Accounts and Reserves for the Three Year Period Ended December 31, 1999.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

    (3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement (File
No. 333-31996) to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on the 23rd day of March, 2000.


                                                       PACKARD BIOSCIENCE COMPANY

                                                       By:  /s/ BEN D. KAPLAN
                                                            -----------------------------------------
                                                            Name: Ben D. Kaplan
                                                            Title: Vice President and
                                                            Chief Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 23, 2000.



                      SIGNATURE                                            TITLE
                      ---------                                            -----
                          *                            Chairman of the Board, Chief Executive Officer
     -------------------------------------------         and President
                   Emery G. Olcott

                          *                            Vice President and Chief Financial Officer
     -------------------------------------------
                    Ben D. Kaplan

                          *                            Corporate Controller
     -------------------------------------------
                    David M. Dean

                          *                            Senior Vice President (President Packard
     -------------------------------------------         Instrument) and Director
                 Richard T. McKernan

                          *                            Vice President (President Canberra Industries)
     -------------------------------------------         and Director
                   George Serrano

                          *                            Director
     -------------------------------------------
                    Robert F. End

                          *                            Director
     -------------------------------------------
                 Bradley J. Hoecker

                          *                            Director
     -------------------------------------------
                  Alexis P. Michas

                          *                            Director
     -------------------------------------------
                    Peter P. Tong

                                                       Director
     -------------------------------------------
                 Robert C. Salisbury



*By:                    /s/ BEN D. KAPLAN
             --------------------------------------
                          Ben D. Kaplan
                       (Attorney-in-Fact)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

To Packard BioScience Company:


    We have audited in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Packard BioScience Company and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999, included in this prospectus, and have issued our report thereon dated February 14, 2000, except for Note 15 as to which the date is March 21, 2000. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule on page S-2 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                                    ARTHUR ANDERSEN LLP

Hartford, Connecticut
February 14, 2000

                                  SCHEDULE II
                  PACKARD BIOSCIENCE COMPANY AND SUBSIDIARIES
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
               FOR THE THREE YEAR PERIOD ENDED DECEMBER 31, 1999

                 COLUMN A                      COLUMN B           COLUMN C               COLUMN D    COLUMN E
                 --------                     ----------   -----------------------      ----------   ---------
                                              BALANCE AT   CHARGED TO   CHARGED TO                    BALANCE
                                              BEGINNING    COSTS AND      OTHER                      AT END OF
                DESCRIPTION                   OF PERIOD     EXPENSES     ACCOUNTS       DEDUCTIONS    PERIOD
                -----------                   ----------   ----------   ----------      ----------   ---------
For the year ended December 31, 1997:
  Reserves which are deducted in the
  balance sheet from assets to which they
  apply--
    Reserves for uncollectible amounts.....    $475,338     $165,898      $40,000(a)     $ 98,740    $582,496
                                               ========                                              ========
For the year ended December 31, 1998:
  Reserves which are deducted in the
  balance sheet from assets to which they
  apply--
    Reserves for uncollectible amounts.....    $582,496     $337,879      $20,315(a)     $305,536    $635,154
                                               ========                                              ========
For the year ended December 31, 1999:
  Reserves which are deducted in the
  balance sheet from assets to which they
  apply--
    Reserves for uncollectible amounts.....    $635,154     $178,095       --            $163,342    $649,907
                                               ========                                              ========

------------------------

(a) Represents reserves recorded at dates of acquisition.

                                      S-2